Filed pursuant to General Instruction II.L of Form F-10;
File No. 333-233287

PROSPECTUS SUPPLEMENT
To a Short Form Base Shelf Prospectus dated August 28, 2019

Secondary Offering	August 29, 2019

38,209,357 Common Shares

This Prospectus Supplement (“Prospectus Supplement”) relates to the periodic resale of common shares in the capital of Trilogy International Partners Inc. (“TIP Inc.”, the “Company” or “We”) by the Selling Shareholders (as defined under the heading “Selling Shareholders”) during the 25-month period that the accompanying Short Form Base Shelf Prospectus (the “Prospectus”), including any amendments thereto, remains valid (the “Offering”). This Prospectus Supplement covers resales by the Selling Shareholders, from time to time, of up to 38,209,357 common shares in the capital of the Company (“Registrable Common Shares”). See “Plan of Distribution”. The participation of any Selling Shareholder in the filing of this Prospectus Supplement is not an indication of such Selling Shareholder’s intention to sell the Registrable Common Shares at any particular time or in any particular amount. This Prospectus Supplement has been prepared in satisfaction of an obligation to the Selling Shareholders under the operating agreement (the “Trilogy LLC Agreement”) of the Company’s subsidiary, Trilogy International Partners LLC (“Trilogy LLC”). We agreed in the Trilogy LLC Agreement to bear fees and expenses incident to the registration of the Registrable Common Shares.

The outstanding common shares of the Company (the “Common Shares”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the trading symbol “TRL”. On August 28, 2019, the closing price of the Common Shares on the TSX was C$ 2.40.

Certain of the Company’s directors reside outside of Canada and have appointed an agent for service of process in Canada. See “Agent for Service of Process”.

Investing in our securities involves a high degree of risk. See “Risk Factors” in this Prospectus Supplement and the Prospectus.

The Selling Shareholders may, from time to time, sell, transfer or otherwise dispose of any or all of the Registrable Common Shares or interests in the Registrable Common Shares on any stock exchange, market or trading facility on which the Registrable Common Shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. See “Plan of Distribution”.

This Prospectus Supplement has not been filed in respect of, and will not qualify, any distribution of the Registrable Common Shares in British Columbia or in any other province or territory of Canada at any time. We will not receive any of the proceeds from the sale or other disposition of the Registrable Common Shares by the Selling Shareholders.

We are permitted, under a multi-jurisdictional disclosure system adopted by Canada and the United States, to prepare the Prospectus and this Prospectus Supplement in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in Canada and the United States. Such consequences, for investors who are resident in, or citizens of, the United States, may not be described fully in the Prospectus or this Prospectus Supplement, including the Canadian federal income tax consequences applicable to a foreign controlled Canadian corporation that acquires the Registrable Common Shares. Investors should read the tax discussion in this Prospectus Supplement and consult their own tax advisors with respect to their own particular circumstances. See “Certain Canadian Federal Income Tax Considerations”, “Certain United States Federal Income Tax Considerations” and “Risk Factors”.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are continued under the laws of British Columbia, Canada, some of our officers and directors named in this Prospectus Supplement and the Prospectus are Canadian residents, and a substantial portion of our assets are located outside of the United States.

Neither the United States Securities and Exchange Commission (the “SEC”) nor any state or Canadian securities regulator has approved or disapproved of the Registrable Common Shares, passed upon the accuracy or adequacy of the Prospectus and this Prospectus Supplement or determined if the Prospectus and this Prospectus Supplement are truthful or complete. Any representation to the contrary is a criminal offence.

The Registrable Common Shares are not and will not be registered under the securities laws of any of the several states of the United States and may only be sold and/or resold pursuant to a self-executing exemption from the applicable state registration requirements.

No underwriter has been involved in the preparation of this Prospectus Supplement or performed any review of the contents of this Prospectus Supplement.

Our head office is located at Suite 400, 155 108th Avenue NE, Bellevue, Washington, 98004 and our registered office is located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada.

Investors should rely only on current information contained in or incorporated by reference into this Prospectus Supplement and the Prospectus as such information is accurate only as of the date of the applicable document. We have not authorized anyone to provide investors with different information. Information contained on our website shall not be deemed to be a part of this Prospectus Supplement or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities.

TABLE OF CONTENTS OF THE PROSPECTUS SUPPLEMENT

ABOUT THIS PROSPECTUS	1
NON-GAAP MEASURES	1
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	1
DOCUMENTS INCORPORATED BY REFERENCE	3
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	4
EXCHANGE RATE INFORMATION	4
THE COMPANY	6
USE OF PROCEEDS	7
CONSOLIDATED CAPITALIZATION	7
PRIOR SALES	7
TRADING PRICE AND VOLUME	7
DESCRIPTION OF SHARE CAPITAL	8
SELLING SHAREHOLDERS	8
RISK FACTORS	14
AGENT FOR SERVICE OF PROCESS	17
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	17
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	20
LEGAL MATTERS	24
REGISTRAR AND TRANSFER AGENT	24
WHERE YOU CAN FIND MORE INFORMATION	25

TABLE OF CONTENTS OF THE BASE SHELF PROSPECTUS

ABOUT THIS PROSPECTUS	i
NON-GAAP MEASURES	i
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	i
DOCUMENTS INCORPORATED BY REFERENCE	iii
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	iv
EXCHANGE RATE INFORMATION	iv
THE COMPANY	1
RISK FACTORS	2
USE OF PROCEEDS	20
PRIOR SALES	21
CREDIT RATINGS	21
MARKET FOR SECURITIES	22
CONSOLIDATED CAPITALIZATION	23
EARNINGS COVERAGE RATIO	23
DESCRIPTION OF SHARE CAPITAL	23
DESCRIPTION OF WARRANTS	27
DESCRIPTION OF UNITS	28
DESCRIPTION OF SUBSCRIPTION RECEIPTS	28
DESCRIPTION OF SHARE PURCHASE CONTRACTS	29
DESCRIPTION OF DEBT SECURITIES	30
CERTAIN INCOME TAX CONSIDERATIONS	36
SELLING SECURITYHOLDERS	36
PLAN OF DISTRIBUTION	37
EXPERTS	39
INTERESTS OF EXPERTS	39
LEGAL MATTERS	39
AGENT FOR SERVICE OF PROCESS	39
WHERE YOU CAN FIND MORE INFORMATION	39
ENFORCEABILITY OF CIVIL LIABILITIES	40

ABOUT THIS PROSPECTUS

This document is in two parts. The first part is the Prospectus Supplement, which describes the terms of the Offering and adds to and updates information contained in the Prospectus and the documents incorporated by reference therein. The second part is the Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purpose of the Offering.

This Prospectus Supplement and the Prospectus and the documents incorporated by reference in this Prospectus Supplement and the Prospectus rely on and refer to information regarding various companies and certain market and industry data. The Company has obtained this information and industry data from independent market research reports and information made publicly available by such companies. Such reports generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy or completeness of such information is not guaranteed. Although the Company believes the market research and publicly available information are reliable, the Company has not independently verified and cannot guarantee the accuracy or completeness of that information and investors should use caution in placing reliance on such information.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the Prospectus and on the other information included in the registration statement of which this Prospectus Supplement and the Prospectus forms a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The Registrable Common Shares covered hereby may be offered only in the jurisdictions where such offers are permitted and the Registrable Common Shares may not be offered or sold in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this Prospectus Supplement and the Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus Supplement and the Prospectus or of any sale of our securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates.

We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles (“U.S. GAAP”), which may differ from generally accepted accounting principles which are in effect from time to time in Canada, including the International Financial Reporting Standards as issued by the International Accounting Standards Board. Therefore, our consolidated financial statements incorporated by reference in this Prospectus Supplement and Prospectus, and in the documents incorporated by reference in this Prospectus Supplement and Prospectus may not be comparable to financial statements of other Canadian companies.

In this Prospectus Supplement and the Prospectus, unless otherwise indicated, all dollar amounts and references to “$” or “US$” are to U.S. dollars, references to “C$” are to Canadian dollars and references to “NZD” are to New Zealand dollars. This Prospectus Supplement and the Prospectus and the documents incorporated by reference contain translations of some U.S. dollar amounts into Canadian dollars solely for your convenience. See “Exchange Rate Information”.

In this Prospectus Supplement and the Prospectus, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “TIP Inc.” or the “Company”, refer to Trilogy International Partners Inc. and its subsidiaries. References to “Trilogy LLC” mean Trilogy International Partners LLC, which is an indirect subsidiary of the Company.

NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators, and use a number of financial measures, that are not recognized measures under generally accepted accounting principles and do not have a standardized meaning under U.S. GAAP. Important details in respect of these non-GAAP measures, including how they are defined and calculated and why we use them, are included in our management’s discussion and analysis in respect of our financial statements as at and for the years ended December 31, 2018 and 2017 (“Annual MD&A”) and our management’s discussion and analysis in respect of our financial statements as at June 30, 2019 and for the three and six months ended June 30, 2019 and 2018 (“Interim MD&A”), each of which is incorporated by reference into this Prospectus Supplement and Prospectus and in the documents incorporated by reference herein and therein. See the sections entitled “Definitions and Reconciliations of Non-GAAP Measures” in our Annual MD&A and our Interim MD&A. None of these measures should be considered as an alternative to any measure calculated in accordance with U.S. GAAP. Similarly titled measures presented by other companies may have a different meaning and may not be comparable.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and the Prospectus and the documents incorporated by reference herein and therein, contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. The words “expect”, “anticipate”, “may”, “will”, “estimate”, “continue”, “intend”, “believe” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this Prospectus Supplement and the Prospectus and the documents incorporated by reference herein and therein include, but are not limited to, statements relating to our business outlook for the short and longer term; our strategy, plans and future operating performance; statements about our beliefs, expectations, anticipations, estimates or intentions; forecasts and projections relating to service revenues, net loss, Adjusted EBITDA and capital expenditures; dividend payments; the growth of new products and services; the expected growth in subscribers and the services to which they subscribe; the cost of acquiring and retaining subscribers and the deployment of new services; continued cost reductions and efficiency improvements; and all other statements that are not historical facts.

Such statements reflect our current views with respect to future events and are subject to, and are necessarily based upon, a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The material assumptions used by the Company to develop such forward-looking statements include, but are not limited to:

  the absence of unforeseen changes in the legislative and operating frameworks for the Company;
  the Company meeting its future objectives and priorities;
  the Company having access to adequate capital to fund its future projects and plans;
  the Company’s future projects and plans proceeding as anticipated;
  taxes payable;
  subscriber growth, pricing, usage and churn rates;
  technology deployment;
  data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources;
  general economic and industry growth rates; and
  commodity prices, currency exchange and interest rates and competitive intensity.

Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation:

  the Company’s and Trilogy LLC’s history of incurring losses and the possibility that the Company will incur losses in the future;
  the Company having insufficient financial resources to achieve its objectives;
  risks associated with any potential acquisition, investment or merger;
  the Company’s significant level of consolidated indebtedness and the refinancing, default and other risks, resulting therefrom;
  the Company’s and Trilogy LLC’s status as holding companies;
  the Company’s and its subsidiaries’ ability to sell or purchase assets;
  the restrictive covenants in the documentation evidencing the Company’s outstanding indebtedness;
  the Company’s and Trilogy LLC’s abilities to incur additional debt despite their respective indebtedness levels;
  Trilogy LLC’s ability to pay interest due on its indebtedness;
  Trilogy LLC’s ability to refinance its indebtedness;
  the risk that Trilogy LLC’s credit ratings could be downgraded;
  the significant political, social, economic and legal risks of operating in Bolivia;
  the regulated nature of the industry in which the Company participates;
  some of the Company’s operations being in markets with substantial tax risks and inadequate protection of shareholder rights;
  the need for spectrum access;
  the use of “conflict minerals” in handsets and the availability of certain products, including handsets;
  anti-corruption compliance;
  intense competition in all aspects of the Company’s business;
  lack of control over network termination costs, roaming revenues and international long distance revenues;
  rapid technological change and associated costs;
  reliance on equipment suppliers, including, Huawei Technologies Company Limited and its subsidiaries and affiliates;
  subscriber churn risks, including those associated with prepaid accounts;
  the need to maintain distributor relationships;
  the Company’s future growth being dependent on innovation and development of new products;
  security threats and other material disruptions to the Company’s wireless network;
  the ability of the Company to protect subscriber information and cybersecurity risks generally;
  actual or perceived health risks associated with handsets;
  litigation, including class actions and regulatory matters;
  fraud, including device financing, customer credit card, subscription and dealer fraud;

  reliance on limited management resources;
  risks related to the minority shareholders of the Company’s subsidiaries;
  general economic risks;
  natural disasters, including earthquakes;
  foreign exchange and interest rate changes;
  currency controls and withholding taxes;
  interest rate risk;
  Trilogy LLC’s ability to utilize carried forward tax losses;
  tax related risks;
  the Company’s dependence on Trilogy LLC to make contributions to pay the Company’s taxes and other expenses;
  Trilogy LLC’s obligations to make distributions to the Company and the other owners of Trilogy LLC;
  differing interests among the Company’s and Trilogy LLC’s other equity owners in certain circumstances;
  the Company’s internal controls over financial reporting;
  new laws and regulations;
  an increase in costs and demands on management resources when the Company ceases to qualify as an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2002;
  additional expenses if the Company loses its foreign private issuer status under U.S. federal securities laws;
  risks that the market price of the Common Shares may be volatile and may continue to be significantly depressed;
  risks that substantial sales of Common Shares may cause the price of the Common Shares to decline;
  dilution of the Common Shares and other risks associated with equity financings;
  restrictions on the ability of Trilogy LLC’s subsidiaries to pay dividends;
  risks that the Company may not pay dividends;
  risks related to the influence of securities industry analyst research reports on the trading market for the Common Shares;
  ability to enforce actions against the Company or certain of the Company’s directors and officers under U.S. federal securities laws;
  risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes- Oxley Act of 2002 (to the extent applicable); and
  the use of net proceeds.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. In evaluating these statements, prospective purchasers should specifically consider various factors, including the risks outlined in the “Risk Factors” section in this Prospectus Supplement, the Prospectus and the documents incorporated by reference in this Prospectus Supplement and in the Prospectus. These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. Should one or more of these risks or uncertainties or a risk that is not currently known to us materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this Prospectus Supplement and in the Prospectus. These forward-looking statements are made as of the date of this Prospectus Supplement and in the Prospectus as of the date thereof, or, in the case of documents incorporated by reference in this Prospectus Supplement and in the Prospectus, as of the dates of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering. Other documents are also incorporated, or are deemed to be incorporated by reference into the Prospectus and reference should be made to the Prospectus for full particulars thereof.

Information has been incorporated by reference in this Prospectus Supplement and the Prospectus from documents filed with securities commissions or similar authorities in Canada, or with the SEC. Copies of the documents incorporated by reference in this Prospectus Supplement and the Prospectus and not delivered with this Prospectus Supplement may be obtained on request without charge from the Corporate Secretary of Trilogy International Partners Inc. at Suite 400, 155 108th Avenue NE, Bellevue, Washington, 98004, telephone: (425) 458-5900, or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, or SEDAR, at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System, or EDGAR, at www.sec.gov.

The following documents, filed with the securities commissions or similar regulatory authorities in certain provinces of Canada and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, the Prospectus and this Prospectus Supplement:

  our unaudited interim consolidated financial statements for the three and six months ended June 30, 2019 and 2018;

  the Interim MD&A;

  our annual information form for the fiscal year ended December 31, 2018, dated March 27, 2019 (the “Annual Information Form”);

  our audited annual consolidated financial statements for the fiscal years ended December 31, 2018 and 2017, together with the notes thereto and the auditor’s reports thereon;

  the Annual MD&A;

  the management information circular dated March 28, 2019, distributed in connection with our annual general meeting of shareholders held on May 10, 2019; and

  our material change report dated February 25, 2019 announcing the entrance into a definitive asset purchase agreement by the Company’s subsidiary, Empresa de Telecomunicaciones (PCS de Bolivia), S.A. (“NuevaTel”), to sell approximately 600 of NuevaTel’s telecommunication towers located throughout Bolivia to a Bolivian entity for an aggregate cash consideration of approximately US$100 million (the “Tower Sale Transaction”).

Any documents of the type described in Section 11.1 of Form 44-101F1 Short Form Prospectuses filed by the Company with a securities commission or similar authority in any province of Canada subsequent to the date of the Prospectus and prior to the expiry thereof, or the completion of the issuance of securities pursuant thereto, and prior to the termination of the Offering will be deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus.

In addition, any future document or information that the Company files with, or furnishes to, the SEC pursuant to Sections 13(a), 13(c) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date hereof and before the termination of all offerings pursuant to the Prospectus, will be deemed to be incorporated by reference in the registration statement of which this Prospectus Supplement and Prospectus forms a part (in the case of a report on Form 6-K, if and to the extent expressly provided therein).

Any statement contained in the Prospectus, in this Prospectus Supplement or in any document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Prospectus shall be deemed to be modified or superseded, for purposes of the Prospectus and this Prospectus Supplement, to the extent that a statement contained herein or in the Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

References to our website in any documents that are incorporated by reference into this Prospectus Supplement and the Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement and Prospectus, and we disclaim any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which the Prospectus forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors and certain of our officers; (iii) the consent of Grant Thornton LLP; (iv) the Company’s annual report on Form 40-F for the fiscal year ended December 31, 2018; and (v) the form of indenture.

EXCHANGE RATE INFORMATION

The following table sets forth for each period indicated: (i) the exchange rates in effect at the end of the period; (ii) the high and low exchange rates during such period; and (iii) the average exchange rates for such period, for the U.S. dollar, expressed in Canadian dollars, as quoted by the Bank of Canada.

	Year Ended December 31
	2018	2017	2016
	C$	C$	C$
Closing	1.3642	1.2545	1.3427
High	1.3642	1.3743	1.4589
Low	1.2288	1.2128	1.2544
Average	1.2957	1.2986	1.3248

	Six Months Ended June 30
	2019	2018	2017
	C$	C$	C$
Closing	1.3087	1.3168	1.2977
High	1.3600	1.3310	1.3743
Low	1.3087	1.2288	1.2977
Average	1.3336	1.2781	1.3343

On August 28, 2019, the daily exchange rate as quoted by the Bank of Canada was US$ 1.00 = C$ 1.3301.

The following table sets forth, for the periods indicated, the high, low, average and period-end spot rates of exchange for the New Zealand dollar, expressed in U.S. dollars, as published by Oanda (www.oanda.com).

	Year Ended December 31
	2018	2017	2016
	US$	US$	US$
Closing	0.6710	0.7101	0.6918
High	0.7402	0.7515	0.7442
Low	0.6430	0.6788	0.6386
Average	0.6910	0.7106	0.6969

	Six Months Ended June 30
	2019	2018	2017
	US$	US$	US$
Closing	0.6715	0.6766	0.7322
High	0.6912	0.7302	0.7322
Low	0.6487	0.6763	0.6843
Average	0.6715	0.7151	0.7075

On August 28, 2019, the daily exchange rate as quoted by Oanda was NZD 1.00 = US$ 0.6369.

THE COMPANY

The following description of the Company does not contain all of the information about the Company and its properties and business that you should consider before investing in the Registrable Common Shares. You should carefully read the entire Prospectus Supplement and the Prospectus, including the sections titled “Risk Factors”, as well as the documents incorporated by reference herein and therein before making an investment decision.

Summary Description of the Business of the Company

The Company was incorporated under the name “Alignvest Acquisition Corporation” (“Alignvest”) on May 11, 2015. Alignvest was a special purpose acquisition corporation, or “SPAC”, formed for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving Alignvest, referred to as its “Qualifying Acquisition”.

On November 1, 2016, Alignvest and Trilogy LLC entered into an arrangement agreement (as amended December 20, 2016, the “Arrangement Agreement”). On February 7, 2017, pursuant to the terms of the Arrangement Agreement, Alignvest completed its Qualifying Acquisition under which it effected a business combination with Trilogy LLC by way of a court approved plan of arrangement (the “Arrangement”). Under the Arrangement, Alignvest acquired, directly or indirectly, all of the voting interest, and a 52.9% economic equity interest, in Trilogy LLC. As consideration, Trilogy LLC received payments from Alignvest totaling approximately $199.3 million (net of $3.0 million in cash retained by the Company), representing the proceeds of Alignvest’s initial public offering in 2015 and of private placements that closed concurrently with the Arrangement, less redemptions from such proceeds of a portion of Alignvest’s then outstanding class A restricted voting shares and certain expenses. At the effective time of the Arrangement, Alignvest’s name was changed to “Trilogy International Partners Inc.”

Following the completion of the Arrangement, the Company owns and controls majority stakes in two operations: Two Degrees Mobile Limited (“2degrees”) in New Zealand, with an estimated wireless market share of approximately 23%, and NuevaTel in Bolivia, with an estimated wireless market share of approximately 20%, provide communications services customized for each market, including local, international long distance, and roaming services for both customers and international visitors roaming on their networks. 2degrees also provides fixed voice and broadband services in New Zealand. Both companies provide mobile services on both a prepaid and postpaid basis.

For a further description of the business of the Company, see the section entitled “Description of the Business of the Company” in the Annual Information Form.

Recent Developments

Change in 2degrees’s Chief Executive Officer (“CEO”)

On January 15, 2019 the Company announced the appointment of Mark Aue as the new CEO of 2degrees effective July 1, 2019, following the retirement of Stewart Sherriff.

Change in NuevaTel’s CEO

On March 27, 2019 the Company announced the appointment of Tomas Perez as the new CEO of NuevaTel effective April 1, 2019, following the resignation of Juan Pablo Calvo.

Sale of NuevaTel Towers

In February 2019, NuevaTel entered into the Tower Sale Transaction. The Tower Sale Transaction will close in stages as conditions to close are satisfied for the towers. The initial closing for 400 towers was completed in February 2019 and resulted in cash consideration of approximately $64.3 million. In August 2019, NuevaTel entered into an agreement to complete a second closing under the Tower Sale Transaction. The second closing will include 143 towers for cash consideration of approximately $20.2 million, which is expected to be received in August 2019. Upon completion and funding of the second closing, 543 sites will have been closed under the Tower Sale Transaction for total proceeds of approximately $84.5 million, and the remaining sites are anticipated to close under the arrangement during the remainder of 2019.

The tower sites have an initial lease term of 10 years with up to three 5-year renewals, at NuevaTel’s option. The total lease payments over the initial 10-year lease term are expected to be approximately $113.0 million for the 543 sites that will have been closed under the Tower Sale Transaction upon completion of the second closing.

USE OF PROCEEDS

The proceeds from the sale or other disposition of the Registrable Common Shares covered by this Prospectus Supplement are solely for the account of the Selling Shareholders. Accordingly, we will not receive any proceeds from the sale or other disposition of the Registrable Common Shares by the Selling Shareholders.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our share and loan capital, on a consolidated basis, since June 30, 2019, the date of the Company’s most recent interim financial statements.

Information relating to any issuances of our Common Shares within the previous 12-month period is provided below under the heading “Prior Sales”.

PRIOR SALES

These tables set out the particulars of the Common Shares and securities exercisable for or exchangeable into Common Shares issued within the 12 months prior to the date of this Prospectus Supplement.

Common Shares

	Number of Common Shares
Date of Issuance	Issued	Price per Common Share (US$)	Reason for Issuance
October 12, 2018	31,254	2.70	Redemption of Trilogy LLC Class C Units
November 21, 2018	1,967,486	1.02	Redemption of Trilogy LLC Class C Units
November 28, 2018	46,764	1.18	Redemption of Trilogy LLC Class C Units
January 3, 2019	133,021	1.19	Vested restricted share units
January 4, 2019	17,592	1.25	Redemption of Trilogy LLC Class C Units
January 7, 2019	60,870	1.29	Redemption of Trilogy LLC Class C Units
May 6, 2019	72,557	1.57	Common Shares Dividends
May 10, 2019	5,689	1.58	Redemption of Trilogy LLC Class C Units
June 17, 2019	20,610	2.15	DSUs converted to Common Shares
July 4, 2019	241,645	2.24	Vested restricted share units

Deferred Share Units

Date of Grant	Number of Deferred Share Units Granted	Value of Deferred Share Units (US$)
September 30, 2018	16,580	50,000
December 31, 2018	43,277	50,205
March 31, 2019	29,834	50,000
May 6, 2019	1,331	2,110
June 30, 2019	42,946	83,334

Restricted Share Units

Date of Grant	Number of Restricted Share Units Granted	Value of Restricted Share Units (US$)
April 24, 2019	1,500,000	2,348,748

TRADING PRICE AND VOLUME

The Company’s Common Shares are listed and posted for trading on the TSX under the symbol “TRL”. The following table sets forth the reported intraday high and low prices in C$ and the trading volume for the Common Shares as reported on the TSX for the 12 month period prior to the date of this Prospectus Supplement.

	Monthly	Monthly	Monthly
Month	High Price (C$)	Low Price (C$)	Volume
August 2018	4.09	3.75	699,640
September 2018	4.24	3.75	200,150
October 2018	3.82	2.98	587,858
November 2018	3.32	1.22	4,438,804
December 2018	1.93	1.33	388,053

	Monthly	Monthly	Monthly
Month	High Price (C$)	Low Price (C$)	Volume
January 2019	1.95	1.58	224,044
February 2019	2.59	1.76	726,526
March 2019	2.49	2.00	389,040
April 2019	2.35	1.98	131,283
May 2019	3.17	1.95	2,765,816
June 2019	3.30	2.43	555,752
July 2019	3.23	2.55	116,973
August 1-28, 2019(1)	3.45	1.85	1,532,016

Note:
(1) From August 1, 2019 to August 28, 2019, the last trading day prior to the date of this Prospectus Supplement.

The TIP Inc. Warrants (defined below) trade on the TSX under the symbol “TRL.WT”. The following table sets forth the reported intraday high and low prices in C$ and the trading volume for the TIP Inc. Warrants as reported on the TSX for the 12 month period prior to the date of this Prospectus Supplement. Warrants of TIP Inc. are listed “N/A” for a particular month in the table below means that there was no trading activity on the TSX for TIP Inc. Warrants in that month, and, accordingly, no high or low price registered on the applicable exchange.

	Monthly	Monthly	Monthly
Month	High Price (C$)	Low Price (C$)	Volume
August 2018	0.08	0.04	1,247
September 2018	N/A	N/A	N/A
October 2018	0.03	0.03	4,649
November 2018	0.15	0.01	253,566
December 2018	0.01	0.01	241,500
January 2019	0.16	0.01	398,100
February 2019	0.09	0.03	67,250
March 2019	N/A	N/A	N/A
April 2019	0.06	0.04	77,100
May 2019	0.06	0.04	288,000
June 2019	0.06	0.05	34,000
July 2019	0.05	0.04	12,492
August 1-28, 2019(1)	0.03	0.03	23,000

Note:
(1) From August 1, 2019 to August 28, 2019, the last trading day prior to the date of this Prospectus Supplement.

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of an unlimited number of Common Shares and one special voting share. As of the date of this Prospectus Supplement, there are 58,265,820 Common Shares and one special voting share issued and outstanding, 13,402,685 Common Shares issuable on exercise of the outstanding currently exercisable share purchase warrants to acquire Common Shares (the “TIP Inc. Warrants”), 2,438,527 Common Shares issuable upon the vesting of restricted share units, 158,914 Common Shares issuable upon the vesting of deferred share units and 26,663,383 Common Shares issuable upon the conversion of the Trilogy LLC Class C Units (as defined below), including 96,065 unvested Trilogy LLC Class C Units. For a general description of the Company’s share capital, including the terms of the Common Shares; see “Description of Share Capital” in the Prospectus and the documents incorporated by reference in this Prospectus Supplement together with the Prospectus.

SELLING SHAREHOLDERS

The Registrable Common Shares covered by this Prospectus Supplement are those issued or issuable upon redemption of Trilogy LLC Class C Units and certain other Common Shares which are the “Registrable Securities” as defined in the Trilogy LLC Agreement, which the holders thereof have elected to include in this Prospectus Supplement pursuant to the rights and obligations of the Selling Shareholders under the Trilogy LLC Agreement. For further information regarding the relationship between the Company and the Selling Shareholders, see the section entitled “Corporate Structure” in the Annual Information Form.

We are registering the Registrable Common Shares in order to permit the Selling Shareholders to offer the Registrable Common Shares for sale or other disposition from time to time.

The following table sets forth the identities of the selling shareholders (the “Selling Shareholders”) and certain information regarding the Selling Shareholders’ ownership of Trilogy LLC Class C Units and the Registrable Common Shares before and after the completion of the Offering. All Trilogy LLC Class C Units and the Registrable Common Shares shown below are owned beneficially and of record by the Selling Shareholders as of the date of this Prospectus Supplement. Except for the ownership of the Registrable Common Shares, and as described following the below table, the Selling Shareholders have not had any material relationship with us within the past three years.

Trilogy LLC
				Class C	Common
				Units(1)(5)	Shares(6)(7)
	Trilogy LLC		Maximum Number of	Owned by the	Owned by the
	Class C Units(1)(2)		Common Shares(3)(4)	Selling	Selling
	Currently Owned		to be Sold by the Selling	Shareholders	Shareholders
	(for which Common		Shareholders Pursuant to	After Giving	After Giving
	Shares are issuable	Common Shares(3)	this Prospectus	Effect to the	Effect to the
	upon redemption)	Currently Owned	Supplement	Offering	Offering
The Selling Shareholders	(#/%)	(#/%)	(#/%)	(#/%)	(#/%)

Adam Usdan	0/0%	46,764/0.08%	46,764/0.06%	0/0%	0/0%

Alan R. & Joyce Bender	128,316/0.48%	21,789/0.04%	150,105/0.18%	0/0%	0/0%

Amy and Jonathan McCullough	0/0%	18,975/0.03%	18,975/0.02%	0/0%	0/0%

Andy Baker	0/0%	4,505/0.01%	4,505/0.01%	0/0%	0/0%

ASRC Capital, LLC	0/0%	1,967,486/3.38%	1,967,486/2.32%	0/0%	0/0%

Beddington Telecom Inc.(10)	0/0%	83,271/0.14%	83,271/0.1%	0/0%	0/0%

Behrens Sherriff Family Revocable Living Trust	0/0%	6,865/0.01%	6,865/0.01%	0/0%	0/0%

Bernard Fils-Aime	0/0%	613,928/1.05%	613,928/0.72%	0/0%	0/0%

Bradley J. Horwitz(9)	1,353,739/5.08%	646,797/1.11%	2,000,536/2.36%	0/0%	0/0%

Brian M. Powers	52,410/0.2%	0/0%	52,410/0.06%	0/0%	0/0%

Charles H. and Jane C. Stonecipher	0/0%	23,440/0.04%	23,440/0.03%	0/0%	0/0%

Charlie Bernstein	9,052/0.03%	0/0%	9,052/0.01%	0/0%	0/0%

David and Angela Weiden Trust	0/0%	12,277/0.02%	12,277/0.01%	0/0%	0/0%

David T. Pearson	40,604/0.15%	37,000/0.06%	77,604/0.09%	0/0%	0/0%

David T. Rutter	18,233/0.07%	1,316/0.0%	19,549/0.02%	0/0%	0/0%

Dennis Leibowitz	0/0%	47,687/0.08%	47,687/0.06%	0/0%	0/0%

DI Helmut Swarovski Beteiligungs-GMBH (10)	0/0%	105,282/0.18%	105,282/0.12%	0/0%	0/0%

DIHS Beteiligungs - UND Verwaltungs-GMBH (10)	0/0%	105,282/0.18%	105,282/0.12%	0/0%	0/0%

Econet Wireless Investment	0/0%	629,221/1.08%	629,221/0.74%	0/0%	0/0%

Edgar Geidans	0/0%	41,527/0.07%	41,527/0.05%	0/0%	0/0%

Trilogy LLC
				Class C	Common
				Units(1)(5)	Shares(6)(7)
	Trilogy LLC		Maximum Number of	Owned by the	Owned by the
	Class C Units(1)(2)		Common Shares(3)(4)	Selling	Selling
	Currently Owned		to be Sold by the Selling	Shareholders	Shareholders
	(for which Common		Shareholders Pursuant to	After Giving	After Giving
	Shares are issuable	Common Shares(3)	this Prospectus	Effect to the	Effect to the
	upon redemption)	Currently Owned	Supplement	Offering	Offering
The Selling Shareholders	(#/%)	(#/%)	(#/%)	(#/%)	(#/%)

Edward Yoshikawa	3,047/0.01%	0/0%	3,047/0.0%	0/0%	0/0%

Elizabeth Day	0/0%	11,014/0.02%	11,014/0.01%	0/0%	0/0%

Europe Marketing Establishment(10)	0/0%	45,141/0.08%	45,141/0.05%	0/0%	0/0%

FACP Investment Trilogy II, LLC	226,506/0.85%	0/0%	226,506/0.27%	0/0%	0/0%

FACP Trilogy Investment, LLC	168,884/0.63%	0/0%	168,884/0.2%	0/0%	0/0%

FACP TINZ, LLC	0/0%	26,322/0.05%	26,322/0.03%	0/0%	0/0%

FKS Investments IV, LLC	497,410/1.87%	0/0%	497,410/0.59%	0/0%	0/0%

FKS Investments IV-A, LLC	0/0%	13,217/0.02%	13,217/0.02%	0/0%	0/0%

FKS Investments VI LLC	27,180/0.1%	0/0%	27,180/0.03%	0/0%	0/0%

FKS Investments VII LLC	22,310/0.08%	0/0%	22,310/0.03%	0/0%	0/0%

Frank Zarb	16,187/0.06%	0/0%	16,187/0.02%	0/0%	0/0%

Georgia Lee	61,471/0.23%	0/0%	61,471/0.07%	0/0%	0/0%

Greyhawk Capital Management LLC	906,029/3.4%	21,895/0.04%	927,924/1.09%	0/0%	0/0%

Gyani Family Trust	21,064/0.08%	0/0%	21,064/0.02%	0/0%	0/0%

High Ridge Holdings, Inc.	124,578/0.47%	0/0%	124,578/0.15%	0/0%	0/0%

Jeffrey Goldstein	0/0%	52,923/0.09%	52,923/0.06%	0/0%	0/0%

Jennifer Pere	0/0%	23,105/0.04%	23,105/0.03%	0/0%	0/0%

JL Trilogy Investor LLC	238,429/0.89%	0/0%	238,429/0.28%	0/0%	0/0%

John Cunningham	0/0%	15,629/0.03%	15,629/0.02%	0/0%	0/0%

Joseph N. Walter & Kathy L. Mares	0/0%	55,980/0.1%	55,980/0.07%	0/0%	0/0%

Juan Pablo Calvo(9)	105,873/0.4%	197,627/0.34%	303,500/0.36%	0/0%	0/0%

Karen Roux	11,324/0.04%	0/0%	11,324/0.01%	0/0%	0/0%

Kartik Raghavan	51/0.0%	14,300/0.02%	14,351/0.02%	0/0%	0/0%

Kathryn Drucker	0/0%	7,445/0.01%	7,445/0.01%	0/0%	0/0%

M. Wayne Wisehart	0/0%	81,030/0.14%	81,030/0.1%	0/0%	0/0%

MAP Anlagegesellschaft AGMVK (10)	0/0%	107,514/0.18%	107,514/0.13%	0/0%	0/0%

Martha L. Weiden LLC	0/0%	12,277/0.02%	12,277/0.01%	0/0%	0/0%

Trilogy LLC
				Class C	Common
				Units(1)(5)	Shares(6)(7)
	Trilogy LLC		Maximum Number of	Owned by the	Owned by the
	Class C Units(1)(2)		Common Shares(3)(4)	Selling	Selling
	Currently Owned		to be Sold by the Selling	Shareholders	Shareholders
	(for which Common		Shareholders Pursuant to	After Giving	After Giving
	Shares are issuable	Common Shares(3)	this Prospectus	Effect to the	Effect to the
	upon redemption)	Currently Owned	Supplement	Offering	Offering
The Selling Shareholders	(#/%)	(#/%)	(#/%)	(#/%)	(#/%)

Mathieson Family Trust u/a 8/4/97	19,252/0.07%	7,046/0.01%	26,298/0.03%	0/0%	0/0%

Matthew R. Barger	91,483/0.34%	0/0%	91,483/0.11%	0/0%	0/0%

Mikal J. & Lynn C. Thomsen	293,876/1.1%	387,000/0.66%	680,876/0.8%	0/0%	0/0%

Mitchell R. Cohen	124,718/0.47%	0/0%	124,718/0.15%	0/0%	0/0%

New Island Cellular LLC	2,129,623/7.99%	0/0%	2,129,623/2.51%	0/0%	0/0%

Old Harbor Native Corporation	39,738/0.15%	0/0%	39,738/0.05%	0/0%	0/0%

Old Harbor Native Corporation Settlement Trust	39,738/0.15%	0/0%	39,738/0.05%	0/0%	0/0%

Olivier Roux	11,324/0.04%	0/0%	11,324/0.01%	0/0%	0/0%

Onaway, LLC	271,808/1.02%	0/0%	271,808/0.32%	0/0%	0/0%

OTEP, LLC	844,306/3.17%	786,565/1.35%	1,630,871/1.92%	0/0%	0/0%

Patrick J. Healy	52,410/0.2%	0/0%	52,410/0.06%	0/0%	0/0%

Peter Simpson	0/0%	31,479/0.05%	31,479/0.04%	0/0%	0/0%

Peter Thomsen Trust No. 3	140,906/0.53%	0/0%	140,906/0.17%	0/0%	0/0%

Peter Van Oppen	0/0%	346,687/0.6%	346,687/0.41%	0/0%	0/0%

Philip R. Hammarskjold	72,230/0.27%	0/0%	72,230/0.09%	0/0%	0/0%

Providence Trilogy Cayman Ltd.	0/0%	2,678,964/4.6%	2,678,964/3.15%	0/0%	0/0%

Richard B. Keller II	543,617/2.04%	0/0%	543,617/0.64%	0/0%	0/0%

Richard Dunn	0/0%	5,689/0.01%	5,689/0.01%	0/0%	0/0%

Rodolphe Jean Claude Flambert	0/0%	1,000,000/1.72%	1,000,000/1.18%	0/0%	0/0%

Roger Blott	0/0%	8,000/0.01%	8,000/0.01%	0/0%	0/0%

Samuel Thomsen Trust No. 3	140,906/0.53%	0/0%	140,906/0.17%	0/0%	0/0%

Sarah Williams	7,809/0.03%	0/0%	7,809/0.01%	0/0%	0/0%

Scott A. & Melinda A. Hopper	54,588/0.2%	1,319/0.0%	55,907/0.07%	0/0%	0/0%

Scott P. Alderman	40,430/0.15%	0/0%	40,430/0.05%	0/0%	0/0%

SG Enterprises II, LLC(8)	16,173,090/60.66%	735,473/1.26%	16,908,563/19.91%	0/0%	0/0%

Stapleton Family Trust	0/0%	81,622/0.14%	81,622/0.1%	0/0%	0/0%

Steven R. & Arleen G. Winslow	47,453/0.18%	6,588/0.01%	54,041/0.06%	0/0%	0/0%

The Baumbaugh Family Revocable Trust	78,145/0.29%	41,995/0.07%	120,140/0.14%	0/0%	0/0%

The Diane S. Isenberg 2014 Residual Trust	0/0%	352,496/0.6%	352,496/0.42%	0/0%	0/0%

The Lacy M. Baumbaugh 2012 Irrevocable Trust	19,252/0.07%	748/0.0%	20,000/0.02%	0/0%	0/0%

Trilogy LLC
				Class C	Common
				Units(1)(5)	Shares(6)(7)
	Trilogy LLC		Maximum Number of	Owned by the	Owned by the
	Class C Units(1)(2)		Common Shares(3)(4)	Selling	Selling
	Currently Owned		to be Sold by the Selling	Shareholders	Shareholders
	(for which Common		Shareholders Pursuant to	After Giving	After Giving
	Shares are issuable	Common Shares(3)	this Prospectus	Effect to the	Effect to the
	upon redemption)	Currently Owned	Supplement	Offering	Offering
The Selling Shareholders	(#/%)	(#/%)	(#/%)	(#/%)	(#/%)

The Patricia Christina Hellman Survivor's Trust dtd 12/18/11	61,471/0.23%	0/0%	61,471/0.07%	0/0%	0/0%

The Ruby A. Baumbaugh 2012 Irrevocable Trust	19,252/0.07%	748/0.0%	20,000/0.02%	0/0%	0/0%

Thomas F. Steyer	61,471/0.23%	0/0%	61,471/0.07%	0/0%	0/0%

Thomsen Family GST Trust	1,320/0.0%	0/0%	1,320/0.0%	0/0%	0/0%

Tim R. Wong	0/0%	7,781/0.01%	7,781/0.01%	0/0%	0/0%

TIP Management HoldCo LLC(11)	69,868/0.26%	0/0%	69,868/0.08%	0/0%	0/0%

Trilogy Equity Partners, LLC	407,713/1.53%	9,853/0.02%	417,566/0.49%	0/0%	0/0%

Trilogy Investment LLC	624,706/2.34%	0/0%	624,706/0.74%	0/0%	0/0%

Walter F. Walker	0/0%	53,177/0.09%	53,177/0.06%	0/0%	0/0%

William Stewart Sherriff(9)	52,096/0.2%	0/0%	52,096/0.06%	0/0%	0/0%

Notes:

(1)In accordance with the terms and conditions of the Trilogy LLC Agreement, the Registrable Common Shares are issuable upon redemption by holders of the Trilogy LLC Class C Units on a 1:1 basis, except that fractional Trilogy LLC Class C Units cannot be redeemed for fractional Common Shares; accordingly, this table does not list any such fractional Trilogy LLC Class C Units.
(2)Based on 26,663,383 total number of issued and outstanding Trilogy LLC Class C Units, including 96,065 unvested Trilogy LLC Class C Units,  as of the date hereof, and excluding fractional Trilogy LLC Class C Units.
(3)Based on 58,265,820 total number of issued and outstanding Common Shares as of the date hereof.
(4)Includes the Common Shares issued or issuable upon redemption of the Trilogy LLC Class C Units.
(5)Based on the total number of issued and outstanding Trilogy LLC Class C Units after giving effect to, and assuming, redemption for Common Shares of all Trilogy LLC Class C Units for which Registrable Common Shares are included in the Offering.
(6)Based on the total number of issued and outstanding Common Shares after giving effect to the Offering.
(7)Assuming the sale of all Registrable Common Shares by the Selling Shareholders during the 25-month period that the Prospectus, including any amendments therein, remains valid.
(8) SG Enterprises II, LLC is an entity owned and controlled by John W. Stanton and Theresa E. Gillespie, directors of the Company.
(9)A director or officer of the Company and/or any of its subsidiaries.
(10)Holds equity interests in a minority shareholder of 2degrees.
(11)TIP Management HoldCo LLC is an entity controlled by Scott Morris, an officer of the Company.

PLAN OF DISTRIBUTION

We are registering the Registrable Common Shares to permit the resale of the Registrable Common Shares by the Selling Shareholders, from time to time, after the date of this Prospectus Supplement. We will not receive any of the proceeds from the sale by the Selling Shareholder of the Registrable Common Shares.

The Selling Shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling Registrable Common Shares or interests in Registrable Common Shares received after the date of this Prospectus Supplement from a Selling Shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their Registrable Common Shares or interests in Registrable Common Shares on any stock exchange, market or trading facility on which the Registrable Common Shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The Selling Shareholders may use any one or more of the following methods when disposing of Registrable Common Shares or interests therein:

  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
  to or through underwriters;
  block trades in which the broker-dealer will attempt to sell the Registrable Common Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
  an exchange distribution in accordance with the rules of the applicable exchange;
  privately negotiated transactions;
  short sales effected after the date of this Prospectus Supplement;
  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
  broker-dealers may agree with the Selling Shareholders to sell a specified number of such Registrable Common Shares at a stipulated price per Registrable Common Share;
  a combination of any such methods of sale; and
  any other method permitted by applicable law.

The Selling Shareholders may, from time to time, pledge or grant a security interest in some or all of the Registrable Common Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Registrable Common Shares, from time to time, under this Prospectus Supplement, or under an amendment to this Prospectus Supplement under General Instruction II.L. of Form F-10 or other applicable provision of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) amending the list of Selling Shareholders, as necessary, to include the pledgee, transferee or other successors in interest as Selling Shareholders under this Prospectus Supplement. The Selling Shareholders also may transfer the Registrable Common Shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus Supplement.

In connection with the sale of the Registrable Common Shares or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Registrable Common Shares in the course of hedging the positions they assume. The Selling Shareholders may also sell Registrable Common Shares short and deliver these securities to close out their short positions, or loan or pledge the Registrable Common Shares to broker-dealers that in turn may sell these securities. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Registrable Common Shares offered by this Prospectus Supplement, which Registrable Common Shares such broker-dealer or other financial institution may resell pursuant to this Prospectus Supplement (as supplemented or amended, as necessary, to reflect such transaction).

The aggregate proceeds to the Selling Shareholders from the sale of the Registrable Common Shares offered by them will be the purchase price of the Registrable Common Shares less discounts or commissions, if any. Each of the Selling Shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Registrable Common Shares to be made directly or through agents. We will not receive any of the proceeds from the Offering.

We have agreed under the Trilogy LLC Agreement to pay fees and expenses incident to the registration of the Registrable Common Shares, other than the fees and disbursements of more than one counsel to the Selling Shareholders.

The Selling Shareholders also may resell all or a portion of the Registrable Common Shares in open market transactions in reliance upon Rule 144 or Rule 904 of Regulation S under the U.S. Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The Selling Shareholders and any underwriters, broker-dealers or agents that participate in the sale of the Registrable Common Shares or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the U.S. Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the Registrable Common Shares may be underwriting discounts or commissions under the U.S. Securities Act. Selling Shareholders who are “underwriters” within the meaning of Section 2(a)(11) of the U.S. Securities Act will be subject to the prospectus delivery requirements of the U.S. Securities Act.

To the extent required, the Registrable Common Shares to be sold, the names of the Selling Shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, and any applicable commissions or discounts (including any discounts or concessions allowed or reallowed) with respect to a particular offer, any delayed delivery arrangements, and any securities exchange or markets on which the Common Shares may be listed will be set forth in an amendment to this Prospectus Supplement or, if appropriate, a post-effective amendment to the registration statement that includes this Prospectus Supplement.

In order to comply with the securities laws of some states, if applicable, the Registrable Common Shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Registrable Common Shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

This Prospectus Supplement has not been filed in respect of, and will not qualify, any distribution of the Registrable Common Shares in British Columbia or in any other province or territory of Canada at any time.

We have advised the Selling Shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Registrable Common Shares in the market and to the activities of the Selling Shareholders and their affiliates. In addition, to the extent applicable we will make copies of this Prospectus Supplement (as it may be amended from time to time) available to the Selling Shareholders for the purpose of satisfying the prospectus delivery requirements of the U.S. Securities Act. We and the Selling Shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the Registrable Common Shares against certain liabilities, including liabilities arising under the U.S. Securities Act.

We have agreed, jointly and severally, to indemnify the Selling Shareholders against liabilities, including liabilities under the U.S. Securities Act and state securities laws, relating to the registration of the Registrable Common Shares offered by this Prospectus Supplement.

There can be no assurance that any shareholder will sell any or all of the Registrable Common Shares registered pursuant to the registration statement, of which this Prospectus Supplement and the accompanying Prospectus form a part.

RISK FACTORS

Investing in the Registrable Common Shares is speculative and involves a high degree of risk due to the nature of our business, which is providing wireless communication services through our operating subsidiaries in New Zealand and Bolivia. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking information or statements relating to the Company, or its business, property or financial results, each of which could cause purchasers of Registrable Common Shares to lose part or all of their investment. In addition to the other information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, including our consolidated financial statements and related notes, prospective investors should carefully consider the factors set out under “Risk Factors” in the Prospectus and the factors set out below in evaluating the Company and its business before making an investment in the Registrable Common Shares.

Risks relating to the Common Shares and the Offering.

The market price of the Common Shares has significantly declined and may continue to be highly volatile.

The market price of the Common Shares has significantly declined over the past years and may continue to decline or may continue to be highly volatile. Market prices for telecommunication corporations have at times been volatile and subject to substantial fluctuations. The stock market, from time-to-time, experiences significant price and volume fluctuations unrelated to the operating performance of particular companies. Future announcements concerning the Company or its competitors, including those pertaining to financing arrangements, government regulations, developments concerning regulatory actions affecting the Company, litigation, additions or departures of key personnel, cash flow, and economic conditions and political factors in the U.S., Canada, New Zealand, Bolivia or other regions may have a significant impact on the market price of the Common Shares. In addition, there can be no assurance that the Common Shares will continue to be listed on the TSX.

The market price of the Common Shares could fluctuate significantly for many other reasons, including for reasons unrelated to the Company’s specific performance, such as reports by industry analysts, investor perceptions, or negative announcements by its subscribers, competitors or suppliers regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other large companies within its industry experience declines in their stock price, the share price of the Common Shares may decline as well. In addition, when the market price of a company’s shares drops significantly, shareholders often institute securities class action lawsuits against the company. A lawsuit against the Company could cause it to incur substantial costs and could divert the time and attention of its management and other resources.

Sales of a substantial number of the Common Shares or TIP Inc. Warrants may cause the price of the Common Shares to decline.

Any sales of substantial numbers of the Common Shares or TIP Inc. Warrants in the public market (including those that may be sold by the Selling Shareholders pursuant to this Prospectus Supplement) or the exercise of significant amounts of the TIP Inc. Warrants or the redemption of significant amounts of Trilogy LLC Class C Units or the perception that such sales, exercise or redemption might occur may cause the market price of the Common Shares to decline. The market price of the Common Shares may have been and could continue to be adversely affected by the expiration of lock up periods which were applicable to certain of the Company’s shareholders, including affiliates of the Company and the minority shareholders of 2degrees that exchanged their shares in 2degrees for Common Shares at the completion of the Arrangement, and applicable to the holders of Trilogy LLC Class C Units, all of whom are now eligible to, and many of whom are expected to, redeem their Trilogy LLC Class C Units, which may result in the issuance to such holders of Common Shares that will be sold following such redemption. During the three months ended March 31, 2019, lock-ups expired as to 5,748,383 Common Shares and 8,677,753 Trilogy LLC Class C Units, representing 24.76% of the current issued and outstanding Common Shares (or 17.01% of the issued and outstanding Common Shares assuming full redemption of the outstanding Trilogy LLC Class C Units into Common Shares). The total number of Common Shares and Trilogy LLC Class C Units released from lock-up during the three months ended March 31, 2019 represents 123 times the trading volume of the Common Shares during July 2019.

Further equity financing may dilute the interests of shareholders of the Company and depress the price of the Common Shares.

If the Company raises additional financing through the issuance of equity securities (including securities convertible or exchangeable into equity securities) or completes an acquisition or merger by issuing additional equity securities, such issuance may substantially dilute the interests of shareholders of the Company and reduce the value of their investment. The market price of our equity securities could decline as a result of issuances of securities by us or sales by our existing shareholders of Common Shares in the market, or the perception that these sales could occur, during the currency of this Prospectus Supplement. Sales of Common Shares by shareholders pursuant to the Prospectus and any prospectus supplement or otherwise might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. With an additional sale or issuance of equity securities, including upon any redemption of the Trilogy LLC Class C Units, investors will suffer dilution of their voting power and may experience dilution in earnings per share. Sales by shareholders of the Company, pursuant to this Prospectus Supplement, might also make it more difficult for the Company itself to sell equity securities at a time and price that it deems appropriate.

You may be unable to enforce actions against us or certain of our directors and officers under U.S. federal securities laws.

We are a company continued under the laws of the Province of British Columbia. Some of our directors reside principally in Canada. Because all or a substantial portion of our assets and the assets of these persons are located outside of the United States, it may not be possible for you to effect service of process within the United States upon us or those persons. Furthermore, it may not be possible for you to enforce against us or those directors who reside principally in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us or certain of our directors and officers.

The Company may not pay dividends.

Although the Company paid a dividend in the second quarter in each of 2017, 2018 and 2019, payment of any future dividends or distributions by the Company will depend on its cash flows. The declaration and payment of future dividends or distributions by the Company will be at the discretion of the board of directors of the Company subject to restrictions under applicable laws, and may be affected by numerous factors, including the Company’s revenues, financial condition, acquisitions, capital investment requirements and legal, regulatory or contractual restrictions, including (because they will affect the availability of cash to the Company with which to make distributions) restrictive covenants contained in the senior notes indenture governing our senior secured notes in the principal amount of $350 million due on May 1, 2022, 2degrees’ senior debt facility agreement with the lenders under its refinanced senior debt facilities for a total of up to NZD$250 million of potential financing (the “New Zealand 2021 Senior Facilities Agreement”), and NuevaTel’s $25 million debt facility with a consortium of Bolivian banks (the “Bolivian Syndicated Loan Agreement”). These agreements contain covenants restricting, among other things, dividends, distributions, and redeeming, repurchasing or retiring subordinated debt. In addition, under the New Zealand 2021 Senior Facilities Agreement, 2degrees and its subsidiaries are required to maintain various financial covenants, including a total interest coverage ratio, a net leverage coverage ratio and annual capital expenditure limits, and, under the Bolivian Syndicated Loan Agreement, NuevaTel is required to maintain various financial covenants, including an indebtedness ratio, a debt coverage ratio, a current ratio and a structural debt ratio. 2degrees’ and NuevaTel’s ability to meet the applicable financial ratios can be affected by events beyond the Company’s control, and the Company cannot ensure that 2degrees and NuevaTel will be able to meet those ratios. The Company may not be in a position to pay dividends in the future. A failure to pay dividends or a reduction or cessation of the payment of dividends could materially adversely affect the trading price of the Common Shares.

The trading market for the Common Shares is influenced by securities industry analyst research reports.

The trading market for the Common Shares is influenced by the research and reports that industry or securities analysts publish about the Company. If covered, a decision by an analyst to cease coverage of the Company, or fail to regularly publish reports on the Company could cause the Company to lose visibility in the financial markets, which in turn could cause the stock price or trading volume to decline. Moreover, if an analyst who covers the Company downgrades its stock, or if operating results do not meet analysts’ expectations, the stock price could decline.

The Company is treated as a U.S. domestic corporation for U.S. federal income tax purposes and is liable for both U.S. and Canadian income tax.

The Company is treated as a U.S. domestic corporation for U.S. federal income tax purposes under Section 7874 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). As a result, the Company is subject to U.S. federal income tax on its worldwide income and this treatment will continue indefinitely. In addition, the Company is subject to Canadian income tax on its worldwide income. Consequently, the Company is liable for both U.S. and Canadian income tax on its worldwide income, which could have a material adverse effect on its financial condition and results of operations. Foreign tax credits may be available to mitigate the adverse effects.

Potentially adverse tax consequences may result from the receipt of dividends on the Common Shares.

Dividends received by holders of Common Shares who are residents of Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”) will be subject to U.S. federal withholding tax. A foreign tax credit under the Tax Act in respect of such U.S. withholding taxes may not be available to such holder.

Dividends received by holders of Common Shares who are U.S. persons or U.S. tax residents generally will not be subject to U.S. withholding tax but, if the recipient is not a resident in Canada for the purposes of the Tax Act, such dividends will be subject to Canadian withholding tax. The Company is considered to be a U.S. domestic corporation for U.S. federal income tax purposes. As a result, dividends paid by the Company will be characterized as U.S. source income for purposes of the foreign tax credit rules under the Code. Accordingly, U.S. persons and U.S. tax residents generally will not be able to claim a credit for any Canadian tax withheld on the dividends unless they have other foreign source income that is subject to a low or zero rate of foreign tax and certain other conditions are met.

Dividends received by shareholders that are not Canadian tax residents, U.S. persons or U.S. tax residents will be subject to U.S. withholding tax and will also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty.

The Company is a holding company that has no material assets other than its indirect interest in Trilogy LLC and, accordingly, it is dependent upon distributions from Trilogy LLC to pay taxes and other expenses.

The Company is a holding company and has no material assets other than the class B units of Trilogy LLC (the “Trilogy LLC Class B Units”) that it holds through its wholly owned subsidiary, Trilogy International Partners Intermediate Holdings Inc. (“Trilogy Intermediate Holdings”). Neither the Company nor Trilogy Intermediate Holdings have any means of generating revenue independent of Trilogy LLC. Trilogy LLC is treated as a partnership for U.S. federal income tax purposes and, as such, its taxable income will generally be allocated to its members for such purposes, pro rata according to the number of Trilogy LLC Class B Units and Class C Units of Trilogy LLC (the “Trilogy LLC Class C Units”) each member owns. Accordingly, the Company and/or Trilogy Intermediate Holdings will be subject to U.S. tax on their allocable share of any taxable income of Trilogy LLC (without regard to any distributions they may receive from Trilogy LLC). The Trilogy LLC Agreement requires Trilogy LLC to make pro rata cash distributions, on a periodic basis, to its members holding Trilogy LLC Class B Units or Trilogy LLC Class C Units, based on an assumed 40% tax rate multiplied by Trilogy LLC’s taxable income (if any) for the period, and to pay expenses related to the operations of the Company and Trilogy Intermediate Holdings. To the extent that the Company and/or Trilogy Intermediate Holdings requires funds to pay its tax liabilities or to fund its operations and Trilogy LLC is restricted from making distributions to the Company or Trilogy Intermediate Holdings under applicable agreements, laws or regulations or does not have sufficient cash to make the distribution of such funds, the Company may have to borrow funds or raise equity to meet those obligations, and its liquidity and financial condition could be materially adversely affected as a result. The Company may not be able to borrow funds on its own, and there can be no assurance that it will be able to issue additional equity on attractive terms or at all.

In certain circumstances, Trilogy LLC will be required to make distributions to the Company and the other owners of Trilogy LLC and such distributions may be substantial.

Trilogy LLC will be required to make pro rata cash tax distributions to its members based on an assumed 40% tax rate multiplied by Trilogy LLC’s taxable income (if any) for the applicable period. Funds used by Trilogy LLC to satisfy its tax distribution obligations will not be available for reinvestment in its business. Moreover, these tax distributions may be substantial, and may exceed (as a percentage of Trilogy LLC’s taxable income) the overall effective tax rate applicable to a similarly situated corporate taxpayer.

AGENT FOR SERVICE OF PROCESS

Bradley J. Horwitz, CEO of the Company, Erik Mickels, Senior Vice President and Chief Financial Officer of the Company, as well as John W. Stanton, Theresa E. Gillespie and Mark Kroloff, directors of the Company, reside outside of Canada and have appointed an agent for service of process in Canada, as set out in the table below. Each of the Selling Shareholders resides outside of Canada or is incorporated, continued, or otherwise organized under the laws of a foreign jurisdiction and have also appointed an agent for service of process in Canada, as further described below.

Name of Person	Name and Address of Agent

Bradley J. Horwitz, Erik Mickels, John W. Stanton, Theresa	Blakes Vancouver Services Inc.
E. Gillespie and Mark Kroloff	c/o Blake, Cassels & Graydon LLP
595 Burrard Street, P.O. Box 49314
Suite 2600, Three Bentall Centre
Vancouver, BC Canada V7X 1L3

Selling Shareholders	ARC Information Services Inc.
Attn: Chad Agostini
1106-105 Victoria St.
Toronto, ON Canada M5C 3B4

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this Prospectus Supplement, a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to an investor who acquires, as a beneficial owner, Registrable Common Shares pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times, (i) deals at arm’s length with the Company and the Selling Shareholders, (ii) is not affiliated with the Company or the Selling Shareholders and (iii) who acquires and holds the Registrable Common Shares as capital property (a “Holder”). Generally, the Registrable Common Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use the Registrable Common Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to (i) a Holder that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act; (ii) a Holder that is a “specified financial institution” as defined in the Tax Act; (iii) an interest which would be a “tax shelter investment” as defined in the Tax Act; (iv) a Holder that has made a functional currency reporting election under the Tax Act; or (v) a Holder that has or will enter into a “derivative forward agreement”, as that term is defined in the Tax Act, with respect to the Registrable Common Shares. Such Holders should consult their own tax advisors with respect to an investment in Registrable Common Shares.

This summary does not address the possible application of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act to a Holder that is a corporation and that is or becomes, or does not deal at arm’s length for purposes of the Tax Act, with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of a Registrable Common Share, controlled by a non-resident person, or a group of non-resident persons, not dealing with each other at arm’s length, in each case for the purposes of section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to the possible application of these rules.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof and counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Currency

For the purposes of the Tax Act, all amounts relating to the Registrable Common Shares must be expressed in Canadian dollars, including adjusted cost base, proceeds of disposition and dividends, and amounts denominated in currency other than the Canadian dollar must be converted to Canadian dollars using the rate of exchange quoted by the Bank of Canada on the relevant date or such other rate of exchange that is acceptable to the Minister of National Revenue (Canada).

Resident Holders

The following section of this summary applies to Holders who, at all relevant times, for the purposes of the Tax Act, are or are deemed to be resident in Canada and are not resident or deemed to be resident in any other country (“Resident Holders”). Certain Resident Holders whose Registrable Common Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Registrable Common Shares, and every other “Canadian security” as defined in the Tax Act, held by such persons, in the taxation year of the election and each subsequent taxation year to be capital property. Resident Holders should consult their own tax advisors regarding this election.

Dividends

Dividends received or deemed to be received on the Registrable Common Shares will be included in computing a Resident Holder’s income. In the case of an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of “taxable dividends” received from “taxable Canadian corporations” (as defined in the Tax Act). An enhanced dividend tax credit will be available to individuals in respect of “eligible dividends” designated by the Company to the Resident Holder in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Company to designate dividends as eligible dividends.

Dividends received or deemed to be received by a corporation that is a Resident Holder on the Registrable Common Shares must be included in computing its income but generally will be deductible in computing its taxable income, subject to detailed rules in the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition of the Registrable Common Shares or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” (as defined in the Tax Act) or any other corporation resident in Canada and controlled, whether by reason of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Registrable Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income.

As described under Certain United States Federal Income Tax Considerations, a Resident Holder may be subject to United States withholding tax on dividends received on the Registrable Common Shares. Any United States withholding tax paid by or on behalf of a Resident Holder in respect of dividends received on the Registrable Common Shares by a Resident Holder may be eligible for foreign tax credit or deduction treatment where applicable under the Tax Act. Generally, a foreign tax credit in respect of a tax paid to a particular foreign country is limited to the Canadian tax otherwise payable in respect of income sourced in that country, and is subject to the other requirements of the Tax Act. Dividends received on the Registrable Common Shares by a Resident Holder may not be treated as income sourced in the United States for these purposes. Resident Holders should consult their own tax advisors with respect to the availability of any foreign tax credits or deductions under the Tax Act in respect of any United States withholding tax applicable to dividends on the Registrable Common Shares.

Dispositions of Registrable Common Shares

Upon a disposition (or a deemed disposition) of a Registrable Common Share (except to the Company), a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such Registrable Common Share, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such Registrable Common Share to the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Capital Gains and Capital Losses”.

The cost to a Resident Holder of a Registrable Common Share acquired pursuant to the Offering will be averaged with the adjusted cost base of any other Common Shares of the Company held by such Resident Holder as capital property for the purposes of determining the Resident Holder’s adjusted cost base of each Registrable Common Share.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Registrable Common Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstance specified by the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or beneficiary of a trust that owns such shares or that itself is a member of a partnership of a beneficiary of a trust that owns such shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) also may be liable to pay an additional refundable tax on its “aggregate investment income” for the year which will include taxable capital gains.

As described under Certain United States Federal Income Tax Considerations, a Resident Holder may be subject to United States tax on a gain realized on the disposition of a Registrable Common Share. United States tax, if any, levied on any gain realized on a disposition of a Registrable Common Share may be eligible for a foreign tax credit under the Tax Act to the extent and under the circumstances described in the Tax Act. Generally, a foreign tax credit in respect of a tax paid to a particular foreign country is limited to the Canadian tax otherwise payable in respect of income sourced in that country, and is subject to the other requirements of the Tax Act. Gains realized on the disposition of a Registrable Common Share by a Resident Holder may not be treated as income sourced in the United States for these purposes. Resident Holders should consult their own tax advisors with respect to the availability of a foreign tax credit, having regard to their own particular circumstances.

Minimum Tax

Capital gains realized and dividends received (or deemed to be received) by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act.

Non-Resident Holders

The following section of this summary is generally applicable to Holders who, at all relevant times, (i) for the purposes of the Tax Act, have not been and will not be deemed to be resident in Canada at any time while they hold the Registrable Common Shares; and (ii) do not use or hold the Registrable Common Shares in carrying on a business in Canada (“Non-Resident Holders”). In addition, this portion of the summary does not apply to an insurer who carries on an insurance business in Canada and elsewhere or to an “authorized foreign bank” for the purposes of the Tax Act. Such Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. For example, under the Canada-United States Income Tax Convention (1980) (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and entitled to benefits under the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Company’s voting shares). Non-Resident Holders should consult their own tax advisors.

As described under Certain United States Federal Income Tax Considerations, a Non-Resident Holder may be subject to United States withholding tax on dividends received on the Registrable Common Shares.

Dispositions of Registrable Common Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Registrable Common Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Registrable Common Share constitutes “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Provided the Registrable Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which includes the TSX), at the time of disposition, the Registrable Common Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal at arm’s length holds a membership interest (either directly or indirectly through one or more partnerships), or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the Registrable Common Shares of the Company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists. Notwithstanding the foregoing, a Registrable Common Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.

Even if a Registrable Common Share is taxable Canadian property to a Non-Resident Holder, any capital gain realized upon the disposition of such Registrable Common Share may not be subject to tax under the Tax Act if such capital gain is exempt from Canadian tax pursuant to the provisions of an applicable income tax convention. A Non-Resident Holder’s capital gain (or capital loss) in respect of Registrable Common Shares that constitute or are deemed to constitute taxable Canadian property (and are not exempt from the Tax Act by virtue of an income tax convention) will generally be computed in the manner described above under the subheading “Resident Holders – Dispositions of Registrable Common Shares”.

Non-Resident Holders whose Registrable Common Shares are taxable Canadian property should consult their own tax advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this Prospectus Supplement, a summary of the principal United States federal income tax considerations generally applicable to an investor who acquires, as a beneficial owner, Registrable Common Shares pursuant to the Offering and who, at all relevant times, (i) deals at arm’s length with the Company and the Selling Shareholders, (ii) is not affiliated with the Company or the Selling Shareholders and (iii) who acquires and holds the Registrable Common Shares as a capital asset (an “Owner” or “Owners”). Generally, the Registrable Common Shares will be considered to be a capital asset to an Owner thereof provided that the Owner does not use the Registrable Common Shares in the course of carrying on a business of trading or dealing in securities (generally, property held for investment). In particular, the information set forth below deals only with Owners that do not own, and are not treated as owning, at any time, 10% or more of the total combined voting power of all classes of our stock entitled to vote. In addition, this description of certain U.S. federal income tax considerations does not address the tax treatment of special classes of holders, such as:

  banks and other financial institutions;
  regulated investment companies;
  real estate investment trusts;
  tax-exempt entities;
  insurance companies;
  partnerships or other pass-through entities and investors therein;
  persons holding Common Shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle”;
  persons who acquired Common Shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services;
  U.S. expatriates;
  controlled foreign corporations;
  passive foreign investment companies;
  corporations that accumulate earnings to avoid U.S. federal income tax;
  a U.S. Owner (as defined below) that holds Common Shares through a non-U.S. broker or other non-U.S. intermediary;
  persons subject to the alternative minimum tax;
  dealers or traders in securities or currencies; or
  holders whose functional currency is not the U.S. dollar.

This summary does not address any U.S. federal tax other than the income tax (such as U.S. federal estate and gift taxes, or the Medicare contribution tax on net investments), or any tax considerations under any state, local or foreign laws.

For purposes of this summary, you are a “U.S. Owner” if you are, for U.S. federal income tax purposes, a beneficial owner of Common Shares that is: (1) a citizen or an individual who is a resident of the United States as determined for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

For purposes of this summary, you are a “Non-U.S. Owner” if you are, for U.S. federal income tax purposes, an Owner that is an individual, corporation, estate or trust that is not a U.S. Owner.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Common Shares, the tax treatment of a partner in that partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner (or other owner of or participant in an entity or arrangement treated as a partnership for U.S. federal income tax purposes), you should consult your own tax advisor regarding the tax consequences of acquiring, owning and disposing of Common Shares.

The following discussion is based upon the Code, U.S. judicial decisions, published administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), Treasury regulations, and the Treaty, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax considerations different from those discussed below. The Company has not requested, and will not request, a ruling from the IRS with respect to any of the U.S. federal income tax considerations described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions reached and describe below.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any owner or prospective owner of Common Shares. No opinion or representation with respect to the U.S. federal income tax consequences to any such owner or prospective owner is made hereby. Prospective owners are urged to consult their own tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign income and other tax laws of the acquisition, ownership and disposition of Common Shares.

Treatment of the Company as a U.S. Domestic Corporation for U.S. Federal Income Tax Purposes

Under Section 7874 of the Code, the Company is treated as a U.S. corporation for all U.S. federal income tax purposes. Thus, although the Company is organized under the laws of Canada and will be treated as a Canadian corporation for corporate law and Canadian federal income tax purposes, it is also treated as a U.S. domestic corporation for U.S. federal income tax purposes. As a result, the Company is subject to U.S. federal income tax on its worldwide income and also subject to Canadian income tax on its income. It is anticipated that such U.S. and Canadian tax treatment will continue indefinitely and that Common Shares will be treated indefinitely as shares in a U.S. domestic corporation for U.S. federal income tax purposes.

U.S. Owners

Distributions

The gross amount (without reduction for any Canadian withholding taxes) of any distribution made by the Company will generally be subject to U.S. federal income tax as dividend income to the extent paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount (including any amounts withheld in respect of Canadian withholding taxes) will be includable in gross income by you as ordinary income on the date that you actually or constructively receive the distribution in accordance with your regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by the Company in property other than cash will be the fair market value of such property on the date of the distribution.

To the extent that a distribution exceeds the amount of the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in your adjusted tax basis in the Common Shares held by you on a share-by-share basis (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you upon a subsequent disposition of the Common Shares), with any amount that exceeds your adjusted basis being taxed as a capital gain recognized on a sale, exchange or other taxable disposition of your Common Shares (as discussed below). However, the Company does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and you should therefore assume that any distribution by the Company with respect to its Common Shares will be treated as dividends for U.S. federal income tax purposes.

The gross amount of any distributions paid in any non-U.S. currency will be included by you in income in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the day you actually or constructively receive the distribution in accordance with your regular method of accounting for U.S. federal income tax purposes, regardless of whether the payment is in fact converted into U.S. dollars. If such non-U.S. currency is converted into U.S. dollars on the date of receipt of the payment, you should not be required to recognize any foreign currency gain or loss with respect to your receipt of the non-U.S. currency as distributions. If, instead, such non-U.S. currency is converted at a later date, any foreign currency gains or losses resulting from the conversion of the non-U.S. currency will be treated as U.S. source ordinary income or loss.

Distributions on Common Shares paid to a U.S. Owner may be subject to withholding of Canadian tax. See “Certain Canadian Federal Income Tax Considerations – Non Resident Holders – Dividends.”

Foreign Tax Credit Limitations

Because the Company will be treated both as a U.S. domestic corporation for U.S. federal income tax purposes and as a Canadian corporation for Canadian federal income tax purposes, a U.S. Owner may pay, with respect to dividends paid on Common Shares, both Canadian tax (through withholding) and U.S. federal income tax. For U.S. federal income tax purposes, a U.S. Owner may elect for any taxable year to receive either a credit or a deduction for all foreign income taxes paid by the owner during the year. Complex limitations apply to the foreign tax credit, including a general limitation that the credit cannot exceed the proportionate share of a taxpayer’s U.S. federal income tax that the taxpayer’s foreign source taxable income bears to the taxpayer’s worldwide taxable income. In applying this limitation, items of income and deduction must be classified, under complex rules, as either foreign source or U.S. source. The status of the Company as a U.S. domestic corporation for U.S. federal income tax purposes will cause dividends paid by the Company to be treated as U.S. source rather than foreign source for this purpose. As a result, a foreign tax credit may be unavailable to a U.S. Owner for any Canadian tax (including any Canadian withholding tax) paid on dividends received from the Company, unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless the Treaty provides otherwise.

The foreign tax credit rules are complex and each U.S. Owner should consult its own tax advisor regarding these rules.

Sale, Exchange or Other Taxable Disposition of Common Shares

You generally will recognize gain or loss on the sale, exchange or other taxable disposition of the Common Shares in an amount equal to the difference between (i) the U.S. dollar amount realized on the sale, exchange or other taxable disposition (determined in the case of Common Shares sold or exchanged for any non-U.S. currency by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the Common Shares are traded on an established securities market and the U.S. Owner is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and (ii) your adjusted tax basis in the Common Shares determined in U.S. dollars. Your initial tax basis in the Common Shares will be your U.S. dollar purchase price for the Common Shares (determined by reference to the spot exchange rate in effect on the date of the purchase, or if the Common Shares are traded on an established securities market and the U.S. Owner is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date). Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, you have held the Common Shares for more than one year. If you are an individual taxpayer, long-term capital gains are subject to taxation at favorable rates. The deductibility of capital losses is subject to limitations under the Code.

Gain or loss, if any, that you realize on a sale, exchange or other taxable disposition of Common Shares will be treated as U.S. source for U.S. foreign tax credit purposes. Consequently, you may not be able to use any foreign tax credits arising from any Canadian tax imposed on the sale, exchange or other taxable disposition of Common Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless the Treaty provides otherwise.

If you receive any non-U.S. foreign currency on the sale, exchange or other taxable disposition of Common Shares, you may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale or exchange (or the settlement date) of Common Shares and the date the sale proceeds are converted into U.S. dollars.

Information Reporting and Backup Withholding

Information reporting may apply to dividends paid to you in respect of Common Shares and the proceeds received by you from the sale, exchange or other disposition of Common Shares unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number and certification of exempt status. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

Foreign Asset Reporting

Reporting requirements are imposed with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds US$50,000. Such U.S. Holders must attach a complete IRS Form 8938, statement of Specified Foreign Financial Assets, to their U.S. federal income tax return for each year to the extent such requirements apply to our Common Shares. U.S. Owners that fail to report required information may be subject to substantial penalties. You should consult your own tax advisor regarding the application of the information reporting rules to our Common Shares.

Non-U.S. Owners

Distributions

The gross amount (without reduction for any Canadian withholding taxes) of any distributions on the Common Stock generally will be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that a distribution exceeds the amount of the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in your adjusted tax basis in the Common Shares held by you on a share-by-share basis (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you upon a subsequent disposition of the Common Shares), with any amount that exceeds your adjusted tax basis being taxed as a capital gain recognized on a taxable disposition of your Common Shares (as discussed below). However, the Company does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles and you should therefore assume that the entire amount of any distribution by the Company with respect to its Common Shares will be treated as dividends for U.S. federal income tax purposes.

Subject to withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each as discussed below, dividends paid to a Non-U.S. Owner generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable tax treaty. However, dividends that are effectively connected with the Non-U.S. Owner’s conduct of a trade or business within the United States are not subject to the withholding tax (provided certain certification and disclosure requirements are satisfied). Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Owner were a U.S. Owner, unless an applicable income tax treaty provides otherwise. A Non-U.S. Owner that is a corporation may also be subject to a “branch profits tax” at a 30% rate (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items.

A Non-U.S. Owner who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends generally will be required to complete an IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) and certify under penalty of perjury that such owner is not a United States person as defined under the Code and is eligible for treaty benefits. A Non-U.S. Owner whose dividends are effectively connected with the conduct of a trade or business within the United States will not be subject to U.S. withholding tax if the Non-U.S. Owner satisfies certain certification requirements by providing a properly executed IRS Form W-8ECI (or, in certain cases, IRS Form W-8BEN-E or W-8BEN) certifying eligibility for exemption.

A Non-U.S. Owner eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Distributions on Common Shares paid to a Non-U.S. Owner may be subject to withholding of Canadian tax. See “Certain Canadian Federal Income Tax Considerations—Non Resident Holders—Dividends.”

Sale, Exchange or Other Taxable Disposition of Common Shares

While backup withholding and withholding under FATCA may apply upon the sale, exchange or other taxable disposition of Common Shares (see the discussion below), any gain realized on the disposition of Common Shares will not be subject to U.S. federal income tax unless:

  the gain is effectively connected with the Non-U.S. Owner’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of the Non-U.S. Owner);

  the Non-U.S. Owner is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other requirements are met; or

  we are or have been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes and certain other conditions are met.

A Non-U.S. Owner described in the first bullet point above will be subject to tax on its net gain in the same manner as if it were a U.S. Owner. In addition, if a Non-U.S. Owner that is a foreign corporation falls under the first bullet point, it may be subject to the branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

An individual Non-U.S. Owner described in the second bullet point above will be subject to a flat tax of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived on the disposition, which may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States), provided the Non-U.S. Owner has timely filed U.S. federal income tax returns with respect to those losses.

With respect to the third bullet point above, the Company believes it is not, and does not anticipate becoming, a USRPHC for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

Information reporting generally will apply to the amount of dividends paid to each Non-U.S. Owner and any U.S. federal income tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Owner resides under the provisions of an applicable income tax treaty.

A Non-U.S. Owner will be subject to backup withholding for dividends paid to such Non-U.S. Owner unless such holder certifies under penalty of perjury that it is a Non-U.S. Owner or such Non-U.S. Owner otherwise establishes an exemption.

Proceeds of a disposition of Common Shares conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to information reporting or backup withholding. However, information reporting and, depending on the circumstances, backup withholding, will apply to the proceeds of a disposition of Common Shares within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. Owner or such owner otherwise establishes an exemption.

FATCA

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends paid on Common Shares to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). Certain countries have entered into intergovernmental agreements with the United States implementing FATCA and such agreements may provide different rules with respect to foreign financial institutions and non-financial foreign entities in such countries. Withholding under FATCA applies to payments as described above regardless of whether the recipient receives the payments as a beneficial owner or acting as an intermediary. You should consult your tax advisor regarding these requirements and whether they may be relevant to your ownership and disposition of the Common Shares

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Blake, Cassels & Graydon LLP with respect to Canadian legal matters and by Friedman Kaplan Seiler & Adelman LLP and Jones Day, with respect to matters of U.S. law, and on behalf of the Selling Shareholders by Perkins Coie LLP. As of the date of this Prospectus Supplement, the partners and associates of Blake, Cassels & Graydon LLP beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares and Trilogy LLC Class C Units, certain partners and counsel of Friedman Kaplan Seiler & Adelman LLP own, directly or indirectly, approximately 2.06 percent of the outstanding Trilogy LLC Class C Units and own, directly or indirectly, less than one percent of the outstanding Common Shares, and certain partners and counsel of Jones Day and Perkins Coie LLP, respectively, own, directly or indirectly, less than one percent of the outstanding Common Shares and Trilogy LLC Class C Units.

REGISTRAR AND TRANSFER AGENT

The transfer agent and registrar for the Common Shares in Canada is TSX Trust Company at its principal offices in Toronto, Ontario and Vancouver, British Columbia.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file with the securities commission or authority in each of the applicable provinces and territories of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document we file with or furnish to the securities commissions and authorities of the provinces and territories of Canada through SEDAR and any document we file with, or furnish to, the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the public reference rooms. Certain of our filings are also electronically available on EDGAR, and may be accessed at www.sec.gov.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and Secondary Offering	August 28, 2019

US$500,000,000
Common Shares
Warrants
Units
Debt Securities
Subscription Receipts
Share Purchase Contracts

This prospectus relates to the offering for sale from time to time, during the 25-month period that this prospectus, including any amendments hereto, remains effective, of the securities of Trilogy International Partners Inc. (“TIP Inc.” or the “Company”) listed above in one or more series or issuances, with a total offering price of such securities, in the aggregate, of up to US$500,000,000. The securities may be offered by us or by our securityholders. The securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement.

The common shares of the Company (the “Common Shares”) are listed on the Toronto Stock Exchange (“TSX”) under the symbol “TRL”. On August 27, 2019, the last trading day before the date hereof, the closing price of the Common Shares on the TSX was C$2.50. Unless otherwise specified in an applicable prospectus supplement, our warrants, units, debt securities, subscription receipts and share purchase contracts, which may be offered by such prospectus supplement, will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is currently no market through which our securities, other than our Common Shares (and currently outstanding warrants), may be sold and purchasers may not be able to resell securities (other than our Common Shares) purchased under this prospectus. This may affect the pricing of our securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. See “Risk Factors”.

All information permitted under securities legislation to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the securities to which the prospectus supplement pertains. You should read this prospectus and any applicable prospectus supplement carefully before you invest in any securities issued pursuant to this prospectus. Our securities may be sold pursuant to this prospectus through underwriters or dealers or directly or through agents designated from time to time at amounts and prices and other terms determined by us or any selling securityholders. In connection with any underwritten offering of securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered. Such transactions, if commenced, may discontinue at any time. See “Plan of Distribution”. A prospectus supplement will set out the names of any underwriters, dealers, agents or selling securityholders involved in the sale of our securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such securities, including the net proceeds we expect to receive from the sale of such securities, if any, the amounts and prices at which such securities are sold and the compensation of such underwriters, dealers or agents.

Investment in the securities being offered is highly speculative and involves significant risks that you should consider before purchasing such securities. You should carefully review the risks outlined in this prospectus (including any prospectus supplement) and in the documents incorporated by reference as well as the information under the heading “Cautionary Note Regarding Forward-Looking Statements” and consider such risks and information in connection with an investment in the securities. See “Risk Factors”.

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States.

Owning our securities may subject you to tax consequences both in Canada and the United States. Such tax consequences are not described in this prospectus and may not be fully described in any applicable prospectus supplement. You should read the tax discussion in any prospectus supplement with respect to a particular offering and consult your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are continued under the laws of British Columbia, Canada, some of our officers and directors named in this prospectus are Canadian residents, and the underwriters, dealers or agents named in any prospectus supplement may be residents of a country other than the United States, and a substantial portion of our assets are located outside of the United States.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

No underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

Our head office is located at Suite 400, 155 108th Avenue NE, Bellevue, Washington, 98004, and our registered office is located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3.

Certain of the Company’s directors and executive officers reside outside of Canada and have appointed an agent for service of process in Canada. See “Agent for Service of Process”. Purchasers are advised that it may not be possible to enforce judgements obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

Grant Thornton LLP, an expert named in this prospectus, is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada.

Investors should rely only on the information contained in or incorporated by reference into this prospectus and any applicable prospectus supplement. The Company has not authorized anyone to provide investors with different information. Information contained on the Company’s website shall not be deemed to be a part of this prospectus (including any applicable prospectus supplement) or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. The Company will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus is accurate as of any date other than the date on the face page of this prospectus or any applicable prospectus supplement.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	i

NON-GAAP MEASURES	i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	i

DOCUMENTS INCORPORATED BY REFERENCE	iii

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	iv

EXCHANGE RATE INFORMATION	iv

THE COMPANY	1

RISK FACTORS	2

USE OF PROCEEDS	20

PRIOR SALES	21

CREDIT RATINGS	21

MARKET FOR SECURITIES	22

CONSOLIDATED CAPITALIZATION	23

EARNINGS COVERAGE RATIO	23

DESCRIPTION OF SHARE CAPITAL	23

DESCRIPTION OF WARRANTS	27

DESCRIPTION OF UNITS	28

DESCRIPTION OF SUBSCRIPTION RECEIPTS	28

DESCRIPTION OF SHARE PURCHASE CONTRACTS	29

DESCRIPTION OF DEBT SECURITIES	30

CERTAIN INCOME TAX CONSIDERATIONS	36

SELLING SECURITYHOLDERS	36

PLAN OF DISTRIBUTION	37

EXPERTS	39

INTERESTS OF EXPERTS	39

LEGAL MATTERS	39

AGENT FOR SERVICE OF PROCESS	39

WHERE YOU CAN FIND MORE INFORMATION	39

ENFORCEABILITY OF CIVIL LIABILITIES	40

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus or any applicable prospectus supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this prospectus or any applicable prospectus supplement or of any sale of our securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus and any prospectus supplement, unless otherwise indicated, all dollar amounts and references to “$” or “U.S.$” are to U.S. dollars, references to “C$” are to Canadian dollars and references to "NZD" are to New Zealand dollars. This prospectus and the documents incorporated by reference contain translations of some U.S. dollar amounts into Canadian dollars solely for your convenience. See “Exchange Rate Information”.

We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles (“U.S. GAAP”), which may differ from generally accepted accounting principles which are in effect from time to time in Canada, including the International Financial Reporting Standards as issued by the International Accounting Standards Board. Therefore, our consolidated financial statements incorporated by reference in this prospectus, in any applicable prospectus supplement and in the documents incorporated by reference in this prospectus, or in any applicable prospectus supplement may not be comparable to financial statements of other Canadian companies.

In this prospectus and in any prospectus supplement, unless the context otherwise indicates, references to “we”, “us”, “our” or similar terms, as well as references to “the Company”, refer to Trilogy International Partners Inc. and its subsidiaries. References to “Trilogy LLC” mean Trilogy International Partners LLC, which is an indirect subsidiary of the Company.

This prospectus, any applicable prospectus supplement and the documents incorporated by reference in this prospectus or in any applicable prospectus supplement rely on and refer to information regarding various companies and certain market and industry data. The Company has obtained this information and industry data from independent market research reports and information made publicly available by such companies. Such reports generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy or completeness of such information is not guaranteed. Although the Company believes the market research and publicly available information are reliable, the Company has not independently verified and cannot guarantee the accuracy or completeness of that information and investors should use caution in placing reliance on such information.

NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators, and use a number of financial measures, that are not recognized measures under generally accepted accounting principles and do not have a standardized meaning under U.S. GAAP. Important details in respect of these non-GAAP measures, including how they are defined and calculated and why we use them, are included in the management’s discussion and analysis in respect of the Company’s financial statements as at and for the years ended December 31, 2018 and 2017 (“Annual MD&A”) and our management’s discussion and analysis in respect of our financial statements as at June 30, 2019 and for the three and six months ended June 30, 2019 and 2018 (“Interim MD&A”), each of which is incorporated by reference into this prospectus. See the sections entitled “Definitions and Reconciliations of Non-GAAP Measures” in the Company’s Annual MD&A and Interim MD&A. None of these measures should be considered as an alternative to any measure calculated in accordance with U.S. GAAP. Similarly, titled measures presented by other companies may have a different meaning and may not be comparable.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference herein, contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. The words “expect”, “anticipate”, “may”, “will”, “estimate”, “continue”, “intend”, “believe” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this prospectus and the documents incorporated by reference herein include, but are not limited to, statements relating to our business outlook for the short and longer term; our strategy, plans and future operating performance; statements about our beliefs, expectations, anticipations, estimates or intentions; forecasts and projections relating to service revenues, net loss, Adjusted EBITDA and capital expenditures; dividend payments; the growth of new products and services; the expected growth in subscribers and the services to which they subscribe; the cost of acquiring and retaining subscribers and the deployment of new services; continued cost reductions and efficiency improvements; and all other statements that are not historical facts.

Such statements reflect our current views with respect to future events and are subject to, and are necessarily based upon, a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The material assumptions used by the Company to develop such forward-looking statements include, but are not limited to:

- i -

  the absence of unforeseen changes in the legislative and operating frameworks for the Company;
  the Company meeting its future objectives and priorities;
  the Company having access to adequate capital to fund its future projects and plans;
  the Company’s future projects and plans proceeding as anticipated;
  taxes payable;
  subscriber growth, pricing, usage and “churn” rates;
  technology deployment;
  data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources;
  general economic and industry growth rates; and
  commodity prices, currency exchange and interest rates and competitive intensity.

Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation:

  the Company’s and Trilogy LLC’s history of incurring losses and the possibility that the Company will incur losses in the future;
  the Company having insufficient financial resources to achieve its objectives;
  risks associated with any potential acquisition, investment or merger;
  the Company’s significant level of consolidated indebtedness and the refinancing, default and other risks, resulting therefrom;
  the Company’s and Trilogy LLC’s status as holding companies;
  the Company’s and its subsidiaries’ ability to sell or purchase assets;
  the restrictive covenants in the documentation evidencing the Company’s outstanding indebtedness;
  the Company’s and Trilogy LLC’s abilities to incur additional debt despite their respective indebtedness levels;
  Trilogy LLC’s ability to pay interest due on its indebtedness;
  Trilogy LLC’s ability to refinance its indebtedness;
  the risk that Trilogy LLC’s credit ratings could be downgraded;
  the significant political, social, economic and legal risks of operating in Bolivia;
  the regulated nature of the industry in which the Company participates;
  some of the Company’s operations being in markets with substantial tax risks and inadequate protection of shareholder rights;
  the need for spectrum access;
  the use of “conflict minerals” in handsets and the availability of certain products, including handsets;
  anti-corruption compliance;
  intense competition in all aspects of the Company’s business;
  lack of control over network termination costs, roaming revenues and international long distance revenues;
  rapid technological change and associated costs;
  reliance on equipment suppliers, including, Huawei Technologies Company Limited and its subsidiaries and affiliates (collectively, “Huawei”);
  subscriber churn risks, including those associated with prepaid accounts;
  the need to maintain distributor relationships;
  the Company’s future growth being dependent on innovation and development of new products;
  security threats and other material disruptions to the Company’s wireless network;
  the ability of the Company to protect subscriber information and cybersecurity risks generally;
  actual or perceived health risks associated with handsets;
  litigation, including class actions and regulatory matters;
  fraud, including device financing, customer credit card, subscription and dealer fraud;
  reliance on limited management resources;
  risks related to the minority shareholders of the Company’s subsidiaries;
  general economic risks;
  natural disasters, including earthquakes;
  foreign exchange and interest rate changes;
  currency controls and withholding taxes;
  interest rate risk;
  Trilogy LLC’s ability to utilize carried forward tax losses;
  tax related risks;
  the Company’s dependence on Trilogy LLC to make contributions to pay the Company’s taxes and other expenses;
  Trilogy LLC’s obligations to make distributions to the Company and the other owners of Trilogy LLC;
  differing interests among the Company’s and Trilogy LLC’s other equity owners in certain circumstances;
  the Company’s internal controls over financial reporting;
  new laws and regulations;

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  an increase in costs and demands on management resources when the Company ceases to qualify as an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”);
  additional expenses if the Company loses its foreign private issuer status under U.S. federal securities laws;
  risks that the market price of the Common Shares may be volatile and may continue to be significantly depressed;
  risks that substantial sales of Common Shares may cause the price of the Common Shares to decline;
  dilution of the Common Shares and other risks associated with equity financings;
  restrictions on the ability of Trilogy LLC’s subsidiaries to pay dividends;
  risks that the Company may not pay dividends;
  risks related to the influence of securities industry analyst research reports on the trading market for the Common Shares;
  ability to enforce actions against the Company or certain of the Company’s directors and officers under U.S. federal securities laws;
  risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (“SOX”) (to the extent applicable); and
  the use of net proceeds.

By their very nature, forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. In evaluating these statements, prospective purchasers should specifically consider various factors, including the risks outlined in the “Risk Factors” section herein and in documents incorporated by reference herein. These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. Should one or more of these risks or uncertainties or a risk that is not currently known to us materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this prospectus or, in the case of documents incorporated by reference in this prospectus, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference in this prospectus and not delivered with this prospectus may be obtained on request without charge from the Corporate Secretary of Trilogy International Partners Inc. at Suite 400, 155 108th Avenue NE, Bellevue, Washington, 98004, telephone: (425) 458-5900, or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, or SEDAR, at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System, or EDGAR, at www.sec.gov.

The following documents, filed with the securities commissions or similar regulatory authorities in certain provinces of Canada and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, this prospectus:

  our unaudited interim consolidated financial statements for the three and six months ended June 30, 2019 and 2018;
  the Interim MD&A;
  our annual information form for the fiscal year ended December 31, 2018, dated March 27, 2019 (the “Annual Information Form”);
  our audited annual consolidated financial statements for the fiscal years ended December 31, 2018 and 2017, together with the notes thereto and the auditor’s reports thereon;
  the Annual MD&A;
  the management information circular dated March 28, 2019, distributed in connection with our annual general meeting of shareholders held on May 10, 2019; and
  our material change report dated February 25, 2019 announcing the entrance into a definitive asset purchase agreement by the Company’s subsidiary, Empresa de Telecomunicaciones (PCS de Bolivia), S.A. (“NuevaTel”), to sell approximately 600 of NuevaTel’s telecommunication towers located throughout Bolivia to a Bolivian entity (the “Tower Buyer”) for an aggregate cash consideration of approximately US$100 million (the “Tower Sale Transaction”).

Any documents of the type described in Section 11.1 of Form 44-101F1 Short Form Prospectuses (“NI 44-101”) filed by the Company with a securities commission or similar authority in any province of Canada subsequent to the date of this short form prospectus and prior to the expiry of this prospectus, or the completion of the issuance of securities pursuant hereto, will be deemed to be incorporated by reference into this prospectus.

Any template version of any “marketing materials” (as such term is defined in NI 44-101) filed by the Company after the date of a prospectus supplement and before the termination of the distribution of the securities offered pursuant to such prospectus supplement (together with this prospectus) is deemed to be incorporated by reference in such prospectus supplement.

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In addition, any future document or information that the Company files with, or furnishes to, the SEC pursuant to Sections 13(a), 13(c) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus and before the termination of the offerings thereunder, will be deemed to be incorporated by reference in the registration statement of which this prospectus forms a part (in the case of a report on Form 6-K, if and to the extent expressly provided therein).

A prospectus supplement containing the specific terms of any offering of our securities will be delivered to purchasers of our securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement and only for the purposes of the offering of our securities to which that prospectus supplement pertains.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon our filing a new annual information form and the related annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual financial statements and management’s discussion and analysis and all quarterly financial statements, supplemental information, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of our securities under this prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities under this prospectus.

References to our website in any documents that are incorporated by reference into this prospectus do not incorporate by reference the information on such website into this prospectus, and we disclaim any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with or furnished to the SEC as part of the registration statement of which this prospectus forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors and certain of our officers; (iii) the consent of Grant Thornton LLP; (iv) the Company’s annual report on Form 40-F for the fiscal year ended December 31, 2018; and (v) the form of indenture.

A copy of the form of any warrant indenture, subscription receipt agreement, share purchase contract or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed with or furnished to the SEC under the Exchange Act.

EXCHANGE RATE INFORMATION

The following table sets forth for each period indicated: (i) the exchange rates in effect at the end of the period; (ii) the high and low exchange rates during such period; and (iii) the average exchange rates for such period, for the U.S. dollar, expressed in Canadian dollars, as quoted by the Bank of Canada.

	Year Ended December 31
	2018	2017	2016
	C$	C$	C$
Closing	1.3642	1.2545	1.3427
High	1.3642	1.3743	1.4589
Low	1.2288	1.2128	1.2544
Average	1.2957	1.2986	1.3248

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	Six Months Ended June 30
	2019	2018	2017
	C$	C$	C$
Closing	1.3087	1.3168	1.2977
High	1.3600	1.3310	1.3743
Low	1.3087	1.2288	1.2977
Average	1.3336	1.2781	1.3343

On August 27, 2019, the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = C$1.3267.

The following table sets forth, for the periods indicated, the high, low, average and period-end spot rates of exchange for the New Zealand dollar, expressed in U.S. dollars, as published by Oanda (www.oanda.com).

	Year Ended December 31
	2018	2017	2016
	U.S.$	U.S.$	U.S.$
Closing	0.6710	0.7101	0.6918
High	0.7402	0.7515	0.7442
Low	0.6430	0.6788	0.6386
Average	0.6910	0.7106	0.6969

	Six Months Ended June 30
	2019	2018	2017
	U.S.$	U.S.$	U.S.$
Closing	0.6715	0.6766	0.7322
High	0.6912	0.7302	0.7322
Low	0.6487	0.6763	0.6843
Average	0.6715	0.7151	0.7075

On August 27, 2019, the daily exchange rate as quoted by Oanda was NZD1.00 = US$0.6383.

- v -

THE COMPANY

Incorporation and Background

The Company was incorporated under the name “Alignvest Acquisition Corporation” (“Alignvest”) under the Business Corporations Act (Ontario) (“OBCA”) on May 11, 2015. Alignvest was a special purpose acquisition corporation, or “SPAC”, formed for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving Alignvest, referred to as its “Qualifying Acquisition”.

On November 1, 2016, Alignvest and Trilogy LLC entered into an arrangement agreement (as amended December 20, 2016, the “Arrangement Agreement”). On February 7, 2017, pursuant to the terms of the Arrangement Agreement, Alignvest completed its Qualifying Acquisition under which it effected a business combination with Trilogy LLC by way of a court approved plan of arrangement (the “Arrangement”).

Under the Arrangement, Alignvest acquired, directly or indirectly, all of the voting interest, and a 52.9% economic equity interest, in Trilogy LLC. As consideration, Trilogy LLC received payments from Alignvest totaling approximately $199.3 million (net of $3.0 million in cash retained by the Company), representing the proceeds of Alignvest’s initial public offering in 2015 and of private placements that closed concurrently with the Arrangement, less redemptions from such proceeds of a portion of Alignvest’s then outstanding class A restricted voting shares and certain expenses.

At the effective time of the Arrangement, Alignvest’s name was changed to “Trilogy International Partners Inc.” and Alignvest’s authorized capital was amended to create one special voting share (the “Special Voting Share”) and an unlimited number of Common Shares. In addition, the existing share purchase warrants of Alignvest were deemed to be amended to be share purchase warrants (the “TIP Inc. Warrants”) to acquire Common Shares following 30 days after the effective date of the Arrangement, at an exercise price of C$11.50 per share, but otherwise unamended. The TIP Inc. Warrants are governed by the terms of a warrant agency agreement dated June 24, 2015 (as amended February 7, 2017), between the Company and TSX Trust Company.

Immediately following the effective time of the Arrangement, the Company continued out of the jurisdiction of Ontario under the OBCA and into the jurisdiction of British Columbia under the Business Corporations Act (British Columbia) (“BCBCA”). As a result of this continuation, the Company adopted new Articles (the “Articles”) that included an advance notice policy, as well as certain ownership and voting restrictions that were implemented in order for the Company to comply with the Overseas Investment Act 2005 of New Zealand.

The head office of the Company is located at Suite 400, 155 108th Avenue NE, Bellevue, Washington, 98004 and the registered and records office of the Company is located at Suite 2600, 595 Burrard Street, P.O. Box 49314, Three Bentall Centre, Vancouver, British Columbia, V7X 1L3.

Overview of the Business of the Company

Trilogy LLC, based in Bellevue, Washington, is an internationally focused wireless telecommunications company. Trilogy LLC was founded in 2005 by John W. Stanton, Bradley J. Horwitz, and Theresa E. Gillespie (collectively, the “Trilogy Founders”), who, together with a small group of other investors, bought assets including the Company’s current 71.5% interest in Bolivia (NuevaTel) from Western Wireless Corporation, which had been founded by the Trilogy Founders and sold to Alltel Corporation for $6 billion in 2005.

Following the completion of the Arrangement, the Company owns and controls majority stakes in two operations that the Trilogy Founders grew from greenfield developments. Two Degrees Mobile Limited (“2degrees”) in New Zealand, with an estimated wireless market share of approximately 23%, and NuevaTel in Bolivia, with an estimated wireless market share of approximately 20%, provide communications services customized for each market, including local, international long distance, and roaming services for both customers and international visitors roaming on their networks. 2degrees also provides fixed voice and broadband services in New Zealand. Both companies provide mobile services on both a prepaid and postpaid basis.

Fur a further description of the business of the Company, see the section entitled “Description of the Business of the Company” in the Annual Information Form.

Recent Developments

Change in 2degrees’s Chief Executive Officer (“CEO”)

On January 15, 2019 the Company announced the appointment of Mark Aue as the new CEO of 2degrees effective July 1, 2019, following the retirement of Stewart Sherriff.

Change in NuevaTel’s Chief Executive Officer

On March 27, 2019 the Company announced the appointment of Tomas Perez as the new CEO of NuevaTel effective April 1, 2019, following the resignation of Juan Pablo Calvo.

Sale of NuevaTel Towers

In February 2019, NuevaTel entered into the Tower Sale Transaction. The Tower Sale Transaction will close in stages as conditions to close are satisfied for the towers. The initial closing for 400 towers was completed in February 2019 and resulted in cash consideration of approximately $64.3 million. In August 2019, NuevaTel entered into an agreement to complete a second closing under the Tower Sale Transaction. The second closing will include 143 towers for cash consideration of approximately $20.2 million, which is expected to be received in August 2019. Upon completion and funding of the second closing, 543 sites will have been closed under the Tower Sale Transaction for total proceeds of approximately $84.5 million, and the remaining sites are anticipated to close under the arrangement during the remainder of 2019.

The tower sites have an initial lease term of 10 years with up to three 5-year renewals, at NuevaTel’s option. The total lease payments over the initial 10-year lease term are expected to be approximately $113.0 million for the 543 sites that will have been closed under the Tower Sale Transaction upon completion of the second closing.

RISK FACTORS

Investing in our securities is speculative and involves a high degree of risk due to the nature of our business, which is providing wireless communication services through our operating subsidiaries in New Zealand and Bolivia. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business or financial results, each of which could cause purchasers of our securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. You should also refer to the other information set forth or incorporated by reference in this prospectus or any applicable prospectus supplement, including our consolidated financial statements and related notes.

Risks Related to the Business of the Company

The Company and Trilogy LLC have incurred losses in the past and the Company may incur losses in the future.

For the years ended December 31, 2018 and 2017, the net loss attributable to the Company was $20.2 million and $15.3 million, respectively. For the years ended December 31, 2018, 2017 and 2016, the net income (loss) attributable to Trilogy LLC was $(12.0), $(18.4) million and $2.1 million, respectively. The Company incurred a loss of $9.6 million for the six months ended June 30, 2019, and may incur losses in the future. Future performance will depend, in particular, on the Company’s ability to generate demand and revenue for the Company’s services, to maintain existing subscribers and to attract new subscribers.

The Company may not have sufficient financial resources to achieve its objectives and pursue its growth strategy, and raising additional funds for this purpose could be problematic.

The Company may not have sufficient financial resources to expand and upgrade its businesses. Factors such as declines in the international or local economy, unforeseen construction delays, cost overruns, regulatory changes, engineering and technological changes and natural disasters may reduce its operating cash flow. In addition, indebtedness outstanding under various financing arrangements will require repayment over the upcoming years. The Company’s and its subsidiaries’ ability to incur additional indebtedness is limited under the senior notes indenture (the “Senior Notes Indenture”) governing the 8.875% senior secured notes in the aggregate principal amount of $350 million due 2022 (the “Senior Notes”). If the Company does not achieve its operating cash flow targets, the Company may be required to curtail capital spending, reduce expenses, abandon some of the Company’s planned growth and development, seek to sell assets to raise additional funds, or otherwise modify its operations. Alternatively, the Company may seek additional debt (including, without limitation, high yield debt) or equity and/or restructure or refinance its financing arrangements. There can be no assurance that such funds or refinancing will be available on acceptable terms, if at all. Should needed financing be unavailable or prohibitively expensive when the Company requires it, the Company might not remain competitive with other wireless carriers.

Any acquisition, investment, or merger may subject us to significant risks, any of which may harm the Company’s business.

The Company may pursue acquisitions of, investments in or mergers with businesses, technologies, services and/or products that complement or expand its business. Some of these potential transactions could be significant relative to the size of the Company’s business and operations. Any such transaction would involve a number of risks and could present financial, managerial and operational challenges, including:

  diversion of management attention from running the Company’s existing business;
  increased costs to integrate the networks, spectrum, technology, personnel, customer base and business practices of the business involved in any such transaction with the Company’s business;
  difficulties in effectively integrating the financial and operational reporting systems of the business involved in any such transaction into (or supplanting such systems with) the Company’s financial and operational reporting infrastructure and internal control framework in an effective and timely manner;
  potential exposure to material liabilities not discovered in the due diligence process or as a result of any litigation arising in connection with any such transaction;
  significant transaction expenses in connection with any such transaction, whether consummated or not;

  risks related to the Company’s ability to obtain any required regulatory approvals necessary to consummate any such transaction;
  acquisition financing may not be available on reasonable terms or at all and any such financing could significantly increase the Company’s outstanding indebtedness or otherwise affect its capital structure or credit ratings; and
  any business, technology, service, or product involved in any such transaction may significantly under-perform relative to the Company’s expectations, and the Company may not achieve the benefits it expects from the transaction, which could, among other things, also result in a write-down of goodwill and other intangible assets associated with such transaction.

Each closing of the Tower Sale Transaction is subject to a number of conditions precedent and there can be no assurances that NuevaTel will be able to complete subsequent closings.

The Tower Sale Transaction will be completed in multiple closings whereby each closing is subject to certain closing conditions including, but not limited to, the representations and warranties of each party being true and correct in all aspects, there being no material adverse effect since signing and the parties entering into amendments for each relevant ancillary contract. Although the initial closing for cash consideration of $64.3 million was successfully completed on February 26, 2019 and a second closing for cash consideration of $20.2 million is expected to close in August 2019, there is no assurance that NuevaTel will be able to complete subsequent closings of the transaction which could cause actual events and results to differ from estimates, beliefs and assumptions.

Risks Related to Indebtedness of the Company

The Company’s substantial consolidated indebtedness could adversely affect its financial health and prevent it from fulfilling its obligations under the agreements governing its indebtedness.

The Company has substantial consolidated indebtedness with significant consolidated interest expense. As of June 30, 2019, the Company had consolidated indebtedness of $539.9 million outstanding, excluding unamortized discounts and deferred financing costs. The Senior Notes were issued by the Company in connection with a private offering by the Company on May 2, 2017. They require significant interest payments on a semi-annual basis through maturity.

In addition to the indebtedness in respect of the Senior Notes described above, the Company’s subsidiaries have four additional loan facilities in place.

In July 2018, 2degrees entered into a bank loan syndication with ING Bank N.V. acting as the lead arranger and underwriter (the “New Zealand 2021 Senior Facilities Agreement”). This new debt agreement has a total available commitment of $250 million NZD (approximately C$219.65 million, as at June 30, 2019), $195 million NZD (approximately C$171.33 million, as at June 30, 2019) of which was used to repay the outstanding balance of a prior debt facility and fees and expenses associated with the refinancing. The New Zealand 2021 Senior Facilities Agreement has approximately $228.50 million NZD (approximately C$200.76 million, as at June 30, 2019) principal amount outstanding as of June 30, 2019.

In April 2016, NuevaTel entered into a $25 million debt facility with the same consortium of Bolivian banks (the “Bolivian 2021 Syndicated Loan”) as under NuevaTel’s previous debt facility entered into in December 2012, namely, Banco Nacional de Bolivia S.A. (“BNBSA”), Banco Mercantil Santa Cruz S.A., Banco de Crédito de Bolivia S.A. and Banco Bisa S.A. (“BBSA”). The Bolivian 2021 Syndicated Loan has approximately $13.4 million principal amount outstanding as of June 30, 2019. In December 2017, NuevaTel entered into a $7.0 million debt facility (the “Bolivian 2022 Bank Loan”) with BBSA to fund capital expenditures. The Bolivian 2022 Bank Loan has $6.1 million principal amount outstanding as of June 30, 2019. In December 2018, NuevaTel entered into an $8.0 million debt facility (the “Bolivian 2023 Bank Loan”) with BNBSA. to fund capital expenditures. The Bolivian 2023 Bank Loan had $8.0 million principal amount outstanding as of June 30, 2019.

The restrictions contained in the agreements governing the Company’s indebtedness, including the Senior Notes Indenture, the New Zealand 2021 Senior Facilities Agreement and the credit agreement governing the Bolivian 2021 Syndicated Loan (the “Bolivian Syndicated Loan Agreement”), limit the Company’s ability to incur additional indebtedness. The Company’s high level of indebtedness could have important consequences and significant effects on the Company’s business, including the following:

  limiting the Company’s ability to obtain financing in the future for working capital, capital expenditures, acquisitions, debt service or other general corporate purposes;
  requiring the Company to use a substantial portion of its available cash flow to service its debt, which will reduce the amount of cash flow available for working capital, capital expenditures, acquisitions and other general corporate purposes;
  increasing the Company’s vulnerability to general economic downturns and adverse industry conditions;
  limiting the Company’s flexibility in planning for, or reacting to, changes in the Company’s business and in its industry in general;
  placing the Company at a competitive disadvantage compared to its competitors that are not as highly leveraged, as the Company may be less capable of responding to adverse economic conditions;
  restricting the way the Company conducts its business because of financial and operating covenants in the agreements governing the Company and its subsidiaries’ existing and future indebtedness, including, in the case of certain foreign subsidiaries which may enter into separate credit facilities, certain covenants that restrict the ability of subsidiaries to pay dividends or make other distributions to the Company;

  increasing the risk of the Company failing to satisfy its obligations with respect to its debt instruments and/or complying with the financial and operating covenants contained in the Company’s or its subsidiaries’ debt instruments which, among other things, may require the Company or its subsidiaries to maintain a specified covenant ratio and limit the Company’s ability to incur debt and sell assets, which could result in an event of default under the agreements governing the Company’s debt instruments that, if not cured or waived, could have a material adverse effect on the Company’s business, financial condition and operating results;
  increasing the Company’s cost of borrowing;
  preventing the Company from raising the funds necessary to repurchase outstanding debt upon the occurrence of certain changes of control, which would constitute an event of default under the Company’s debt instruments;
  limiting the Company’s ability to reinvest in technology and equipment;
  restricting the Company’s ability to introduce products and services to its subscribers;
  limiting the Company’s ability to make strategic acquisitions or exploit other business opportunities; and
  impairing the Company’s relationships with large, sophisticated subscribers and suppliers.

If the Company or a subsidiary fails to make any required payment under the Senior Notes Indenture, the New Zealand 2021 Senior Facilities Agreement, or any of the Bolivian loan agreements or under any refinancing indebtedness or to comply with any of the financial and operating covenants included in the Senior Notes Indenture, the New Zealand 2021 Senior Facilities Agreement, or the Bolivian Syndicated Loan Agreement, or under any refinancing indebtedness, the Company or its subsidiaries will be in default. The lenders under such facilities could vote to accelerate the maturity of the indebtedness and foreclose upon the Company’s subsidiaries’ assets securing such indebtedness. Assets securing such facilities include, but are not limited to: (i) under the Senior Notes Indenture, (a) a first-priority lien on the equity interests of Trilogy International Finance Inc., a wholly-owned subsidiary of Trilogy LLC, and, certain direct, wholly-owned U.S. domestic subsidiary guarantors of the Senior Notes, and (b) a pledge of any intercompany indebtedness owed to Trilogy LLC or any guarantor by 2degrees or any of 2degrees' subsidiaries and certain third party indebtedness owed to Trilogy LLC by any minority shareholder in 2degrees; (ii) under the New Zealand 2021 Senior Facilities Agreement, a security interest granted in favour of an independent security trustee over substantially all of the assets of 2degrees; and (iii) under the Bolivian Syndicated Loan Agreement, three switches are specifically pledged as collateral to secure the Bolivian Syndicated Loan with a general pledge against the remainder of NuevaTel's assets in an event of default. The Company’s other creditors might then have the right to accelerate other indebtedness. If any of the Company’s or its subsidiaries’ other creditors accelerate the maturity of the portion of the Company’s indebtedness held by such creditors, the Company and its subsidiaries may not have sufficient assets to satisfy the obligations under the Senior Notes Indenture, the New Zealand 2021 Senior Facilities Agreement, or any of the Bolivian loan agreements or its other indebtedness.

Each of Trilogy LLC and the Company is a holding company and depends on distributions from its subsidiaries to fulfill its obligations, including, with respect to Trilogy LLC, under the Senior Notes Indenture.

Trilogy LLC and the Company are holding companies. Trilogy LLC’s subsidiaries are separate and distinct legal entities and have no obligation to make any funds available to Trilogy LLC or the Company or to pay their obligations, other than, with respect to several of Trilogy LLC’s subsidiaries that are also holding companies, under their guarantees of the Senior Notes. Trilogy LLC’s ability to service its debt obligations, including its ability to pay the interest on and the remaining principal amount of the Senior Notes or any refinancing thereof when due, will depend upon cash dividends and distributions or other transfers from its subsidiaries. Payments to Trilogy LLC by its subsidiaries will be contingent upon their respective earnings and subject to any limitations on the ability of such entities to make payments or other distributions to Trilogy LLC imposed by law or contained in credit agreements or other agreements permitted under the Senior Notes Indenture to which such subsidiaries may be subject. In particular, in order to (among other things) fund Trilogy LLC’s growth strategy and network expansion in New Zealand, 2degrees entered into the New Zealand 2021 Senior Facilities Agreement, which as of June 30, 2019 had a current outstanding balance of $153.3 million, based on the exchange rate at June 30, 2019. This financing agreement contains terms which limit or prohibit the ability of 2degrees to make payments or distributions to Trilogy LLC. The current aggregate outstanding balance of the Bolivian 2021 Syndicated Loan and the other Bolivian bank loans is $27.5 million, and the Bolivian 2021 Syndicated Loan contains covenants that may limit the ability of NuevaTel to make payments or distributions to Trilogy LLC. Accordingly, there can be no assurance that Trilogy LLC’s subsidiaries will generate sufficient earnings to make cash dividends, distributions or other transfers sufficient to satisfy Trilogy LLC’s obligation to pay the interest on and the remaining principal amount of the Senior Notes when due; even if Trilogy LLC’s subsidiaries generate sufficient earnings, there can be no assurance that they will be permitted to make such cash dividends, distributions or transfers.

Further, the Company’s sole material asset is its equity interest in Trilogy LLC. Due to restrictions under the Senior Notes Indenture, Trilogy LLC’s ability to make distributions to the Company to fund the payment by the Company of its obligations is limited. There can be no assurance that the Company will be able to raise additional funds, whether to pay such obligations or to fund further investment in Trilogy LLC, in light of the significant amount of outstanding indebtedness of Trilogy LLC and its subsidiaries.

Restrictive covenants in the Senior Notes Indenture, the New Zealand 2021 Senior Facilities Agreement and the Bolivian Syndicated Loan Agreement may restrict the Company’s ability to pursue its business strategies.

The Senior Notes Indenture, the New Zealand 2021 Senior Facilities Agreement and the Bolivian Syndicated Loan Agreement contain a number of restrictive covenants that impose significant operating and financial restrictions on Trilogy LLC and its subsidiaries and may limit the Company’s, Trilogy LLC’s and their subsidiaries’ ability to engage in acts that may be in their long-term best interests. These agreements governing Trilogy LLC’s indebtedness include covenants restricting, among other things, Trilogy LLC’s and its subsidiaries’ ability to:

  incur or guarantee additional debt;
  pay dividends or make distributions to the Company or redeem, repurchase or retire Trilogy LLC’s subordinated debt;
  make certain investments;
  create liens on Trilogy LLC’s or certain of its subsidiaries’ assets to secure debt;
  create restrictions on the payment of dividends or other amounts to Trilogy LLC from its restricted subsidiaries;
  enter into transactions with affiliates;

  merge or consolidate with another person or sell or otherwise dispose of all or substantially all of Trilogy LLC’s assets;
  sell assets, including capital stock of Trilogy LLC’s subsidiaries;
  alter the business that Trilogy LLC conducts; and
  designate Trilogy LLC’s subsidiaries as unrestricted subsidiaries.

The Senior Notes Indenture requires that the net cash proceeds from the Tower Sale Transaction be subject to certain reinvestment conditions or must otherwise be used to make an offer to purchase the Senior Notes.

In addition, under the New Zealand 2021 Senior Facilities Agreement, 2degrees and its subsidiaries are required to maintain various financial covenants, including a total interest coverage ratio, a net leverage coverage ratio and annual capital expenditures limits, and under the Bolivian Syndicated Loan Agreement, NuevaTel is required to maintain various financial covenants, including an indebtedness ratio, a debt coverage ratio, a current ratio and a structural debt ratio. 2degrees’ and NuevaTel’s ability to meet the applicable financial ratios can be affected by events beyond the Company’s control, and the Company cannot ensure that it will be able to meet those ratios. The Company, Trilogy LLC and their subsidiaries are in compliance with all debt covenants under the Senior Notes Indenture, the New Zealand 2021 Senior Facilities Agreement, the Bolivian Syndicated Loan Agreement and any other indebtedness as at the date of this prospectus, but there can be no assurance that they will continue to be in compliance with such covenants in the future.

A breach of any covenant or restriction contained in the New Zealand 2021 Senior Facilities Agreement or the Bolivian Syndicated Loan Agreement could result in a default under those agreements. If any such default occurs, the lenders under these senior secured credit facilities may elect (after the expiration of any applicable notice or grace periods) to declare all outstanding indebtedness, together with accrued and unpaid interest and other amounts payable under such indebtedness, to be immediately due and payable. In addition, the acceleration of debt under these senior secured credit facilities or the failure to pay that debt when due would, in certain circumstances, cause an event of default under the Senior Notes Indenture. The lenders under these senior secured credit facilities also have the right upon an event of default thereunder to terminate any commitments they have to provide additional borrowings. Further, following an event of default under these senior secured credit facilities, the lenders under these facilities will have the right to proceed against the collateral granted to them to secure that debt. If the debt under these senior secured credit facilities or the notes were to be accelerated, the Company’s assets may not be sufficient to repay in full that debt or any other debt that may become due as a result of that acceleration.

Despite the Company’s significant indebtedness level, the Company and its subsidiaries may still be able to incur substantially more debt, which could exacerbate the risks associated with the Company’s substantial leverage.

The Company and its subsidiaries may incur significant additional indebtedness to finance capital expenditures, investments or acquisitions, or for other general corporate purposes. Although the Senior Notes Indenture, New Zealand 2021 Senior Facilities Agreement and the Bolivian Syndicated Loan Agreement contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness the Company can incur in compliance with these restrictions could be substantial. The Company may also seek and obtain majority noteholder consent to issue additional indebtedness notwithstanding these restrictions. Moreover, the Senior Notes Indenture does not impose any limitation on the Company’s incurrence of indebtedness or on the Company’s or its restricted subsidiaries’ incurrence of liabilities that are not considered “indebtedness” under the Senior Notes Indenture, nor will it impose any limitation on liabilities incurred by subsidiaries that are or may in the future be designated as “unrestricted subsidiaries”. If the Company incurs additional debt, the risks associated with the Company’s substantial leverage would increase.

Subsidiaries that are designated as “unrestricted subsidiaries” for purposes of the Senior Notes Indenture are not subject to the restrictive covenants in the Senior Notes Indenture applicable to Trilogy LLC and its “restricted subsidiaries”. However, Trilogy LLC is limited in its ability to designate a subsidiary as an “unrestricted subsidiary” as the investments it can make in “unrestricted subsidiaries” are treated for purposes of the Senior Notes Indenture as investments in unaffiliated third parties. Currently, none of Trilogy LLC’s subsidiaries are designated as “unrestricted subsidiaries”.

The Company may not be able to refinance when due the principal amount of its Senior Notes and its other substantial indebtedness, or may only be able to do so on then-prevailing terms that may be unfavorable to the Company. Given the substantial indebtedness of the Company, such an outcome could have materially adverse consequences for the Company.

The Company’s operating cash flow alone may not be sufficient to repay the principal amount of the Senior Notes at maturity. The Company’s inability to extend the maturity date of, or refinance, the principal amount of the Senior Notes at maturity could lead to foreclosure on the collateral securing the Senior Notes, could materially adversely affect the Company’s business, financial condition and prospects and could lead to a financial restructuring. There can be no assurance that the Company will be able to repay the principal amount of the Senior Notes, or extend the maturity date of, or refinance, the principal amount of the Senior Notes.

Likewise, if the principal due at maturity of the remaining principal amount of the Bolivian 2021 Syndicated Loan, the other Bolivian loan agreements or the New Zealand 2021 Senior Facilities Agreement cannot be refinanced, or repaid with proceeds of capital transactions, such as new equity capital, the Company’s operating cash flow may not be sufficient to repay the New Zealand 2021 Senior Facilities Agreement, the Bolivian 2021 Syndicated Loan or other Bolivian loans. There can be no assurance that the Company will be able to borrow funds on acceptable terms, if at all, to refinance these credit facilities at or before the time they mature or alternatively raise the necessary equity capital, or be able to repay the principal, when due, of the New Zealand 2021 Senior Facilities Agreement, the Bolivian 2021 Syndicated Loan or the other Bolivian loans.

Since the Company’s existing indebtedness is (and to the extent any future indebtedness is) secured by its equity interests in certain of its subsidiaries and/or their assets, if the Company cannot refinance or pay this debt when due, the lenders could foreclose on their security, and the Company would lose all or a material portion of its operations. Even if the Company is able to refinance the Senior Notes Indenture, the New Zealand 2021 Senior Facilities Agreement, the Bolivian 2021 Syndicated Loan and the other Bolivian loans, prevailing interest rates or other factors at the time of refinancing may result in higher interest rates paid by the Company or its subsidiaries, as applicable. The Company’s indebtedness could have further negative consequences for the Company, such as requiring it to dedicate a large portion of its cash flow from operations to fund payments on its debt, thereby reducing the availability of its cash flow from operations to fund working capital, capital expenditures and other general corporate purposes, and limiting flexibility in planning for, or reacting to, changes in the Company’s business or industry or in the economy.

The Company may not be able to pay interest due on the Senior Notes and other substantial indebtedness.

The Senior Notes in the principal amount of $350 million, which mature on May 1, 2022, require that significant interest payments be made on a semi-annual basis through that date.

The Company’s operating cash flow alone may not be sufficient to make the interest payments for the Senior Notes. The Company’s inability to make interest payments on, or refinance, the principal amount of the Senior Notes could lead to foreclosure on the collateral securing the Senior Notes, could materially adversely affect the Company’s business, financial condition and prospects and could lead to a financial restructuring. Substantial interest payments are also due under the New Zealand 2021 Senior Facilities Agreement, the Bolivian 2021 Syndicated Loan and the other Bolivian loan agreements. There can be no assurance that the Company (and as applicable, it subsidiaries) will be able to make interest payments due on, repay the principal amount of, extend the maturity date of, or refinance, the principal amount of the Senior Notes, the New Zealand 2021 Senior Facilities Agreement, the Bolivian 2021 Syndicated Loan or the other Bolivian loans.

Downgrades in the Company’s credit ratings could increase the Company’s cost of borrowing.

The Company’s cost of borrowing and ability to access the capital markets are affected not only by market conditions but also by the debt ratings assigned to the Company by the major credit rating agencies. Trilogy LLC’s existing corporate family rating with Moody’s, S&P and Fitch is currently B2, B and B-, respectively, and the Senior Notes are rated B3/LGD5, B and B/RR3, respectively. There can be no assurance that any rating assigned to the Senior Notes or Trilogy LLC’s corporate rating will remain for any given period of time. Any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. A decrease in these ratings would likely increase the Company’s cost of borrowing and/or make it more difficult for it to obtain financing. See “Credit Ratings” for additional information on the Company’s existing credit ratings.

Political and Regulatory Risks

Bolivia and other countries in which the Company may operate in the future present significant political, social, economic and legal risks, which could have a material adverse effect on the Company’s business, financial condition and prospects.

Bolivia and other countries in which the Company may operate in the future present significant political, social, economic and legal challenges that could have a material adverse effect on the Company’s business, financial condition and prospects. These include (i) governments that are unpredictable and may even become hostile to foreign investment, which could result in expropriation or nationalization of the Company’s operations, (ii) possible civil unrest fueled by economic and social crises, insurrection, violent protests, terrorism and criminal activities (including kidnappings, extortion, gang-related activities and organized crime), which can, among other things, impair the Company’s normal business operations, intimidate the Company’s local personnel, interfere with the operation of the Company’s communications systems and result in the loss of local management, (iii) political instability and bureaucratic infighting between government agencies with unclear and overlapping jurisdictions, (iv) political corruption and arbitrary enforcement of laws or the adoption of unreasonable or punitive policies, (v) economic disruptions, such as failures of the local banking system and (vi) the lack or poor condition of physical infrastructure, including transportation and basic utility services (such as power and water).

Similarly, changes in political structure or leadership, or in laws and policies that govern operations of overseas-based companies, or changes to, or different interpretations or implementations of, foreign tax laws and regulations, could have a material adverse effect on the Company’s business, financial condition and prospects. High levels of corruption of governmental officials and failure to enforce existing laws also expose the Company to uncertainties, which could have a material adverse effect on the Company’s business, financial condition and prospects. In Bolivia and in other countries in which it may operate in the future, the Company’s only legal recourse may be to the internal regulatory and judicial systems of the relevant country. Because the legal and court systems in Bolivia and many other countries are not highly developed and may be subject to political influence and other inherent uncertainties, it could be more difficult to obtain a fair or unbiased resolution of disputes. The Company has been unable to procure insurance against political risks (such as losses due to expropriation) at affordable rates and is currently uninsured against such risks.

In Bolivia, the Company is exposed to political risk, such as expropriation or punitive taxation, by virtue of the socialist government’s treatment of the private sector. Evo Morales was inaugurated as President on January 22, 2006, re-elected in 2009 for a five-year term and won reelection in 2014. President Morales’s current term ends in 2020. He is currently seeking re-election for another term.

President Morales has adopted a populist platform. He has compelled private businesses to pay additional annual bonuses to employees, has forced annual salary increases, and has nationalized or initiated plans to nationalize businesses that use or exploit Bolivian national resources, such as its natural gas reserves. While Bolivia’s constitution grants citizens and foreigners the right to private property, it stipulates that the property must serve a social or economic function. If the government determines that an item of property is not sufficiently useful in this regard (according to its own criteria, which can be difficult to interpret), the Bolivian constitution allows the government to expropriate the property. Between 2006 and 2014, the Bolivian government re-nationalized a number of companies that were once owned by the state (but privatized in the 1990s), including upstream and mid-stream energy companies and certain industrial plants. In 2008, the Bolivian government reacquired, by expropriation from Telecom Italia, the controlling interest in one of NuevaTel’s competitors, Entel, which Telecom Italia had previously acquired from the Bolivian government. To take control of these companies, the government forced private entities to sell shares to the government, and often at below market prices.

In recent years, President Morales and senior members of his government have declared that the Bolivian government does not intend to undertake additional significant nationalizations. The Bolivian legislature has passed new foreign investment and arbitration codes and the Bolivian government has conducted trade missions to encourage foreign direct investment in Bolivia. However, there can be no assurance that the administration of President Morales will not seek to nationalize telecommunications carriers, including NuevaTel, in the future.

The wireless communications market is heavily regulated; the Company is exposed to regulatory risks in the countries in which it operates, and changes in laws and regulations could adversely affect the Company.

The Company’s business is heavily regulated in both of the countries in which it operates and it should be expected that pervasive regulation will apply to the operations of the Company in other countries in which it may operate in the future. The regulatory environment is often unpredictable. New restrictions on the Company’s business or new fees or taxes may be imposed arbitrarily and without advance notice. Regulators may adopt exceptionally strict or even punitive interpretations of applicable laws and regulations, purporting to find violations that would entitle the government to collect fines or even revoke essential licenses.

Changes in the regulation of the Company’s activities, such as increased or decreased regulation affecting prices, the terms of the interconnect agreements with landline telephone networks or wireless operators, environmental or cell siting regulations, or requirements for increased capital investments, could have a material adverse effect on the Company’s business, financial condition and prospects. Significant changes in the ownership of the Company, in the composition of the board of directors of the Company (the “Board”), or in its management of its subsidiaries, could provide regulators in the countries where the Company operates with opportunities to require that it or its subsidiaries seek governmental consent for changes in control over the Company’s businesses or provide regulators with an opportunity to impose new restrictions on the Company and its subsidiaries. Similarly, if the Company is unable to renew licenses, or can renew its licenses only on terms and conditions that are less favorable to it than the terms and conditions that are currently in place, the Company’s business, financial condition and prospects could suffer materially adverse consequences.

The Autoridad de Regulatición y Fiscalización de Telecomunicaciones y Transportes of Bolivia (the “ATT”) has aggressively investigated and imposed sanctions on all wireless carriers in connection with the terms on which they offer service to consumers, the manner in which they bill and collect for such services, the manner in which they maintain their networks and the manner in which they report to the ATT regarding network performance (including service interruptions). In the case of NuevaTel, the ATT has assessed fines totaling approximately $6.7 million in connection with proceedings concerning past service quality deficiencies in 2010 and a service outage in 2015. The fine relating to 2010 service quality deficiencies, in the amount of $2.2 million, was annulled by the Bolivian Supreme Tribunal of Justice on procedural grounds, but the ATT was given the right to impose a new fine. The ATT has until December 2019 to do so. Should it decide to impose a new fine, NuevaTel can discharge the fine by paying half of the penalty on condition that it waives its right to appeal. The Company has accrued the full amount of $2.2 million. The fine relating to the 2015 service outage, $4.5 million, was also initially annulled by the Bolivian Public Works Ministry (the “Ministry”), which supervises the ATT; however, the ATT was allowed to re-impose the fine, which it did, although it has noted in its findings that the outage was a force majeure event. NuevaTel filed an appeal to the Ministry against the re-imposition of the fine. In September 2018, the Ministry notified NuevaTel that it rejected the appeal and that NuevaTel would be required to pay the $4.5 million fine plus interest. NuevaTel accrued $4.5 million for the fine in its financial statements in the third quarter of 2018. NuevaTel has appealed the Ministry’s decision to the Supreme Tribunal of Justice. On May 22, 2019, the ATT ordered NuevaTel to pay the fine it had imposed. NuevaTel has responded that it is not obligated to pay until the Supreme Tribunal rules on its appeal. The ATT has the right to initiate a separate court proceeding against NuevaTel to collect the fine. NuevaTel can provide no assurances regarding the outcomes of any appeals that it has filed or may elect to file. It is possible that the ATT may subsequently open new investigations and seek to impose fines regarding other service outages (both prior outages and outages that occur in the future) or allegations that NuevaTel has failed to comply with ATT rules governing the provision of telecommunications services.

NuevaTel’s licensing contracts typically require that NuevaTel post a performance bond valued at 7% of projected revenue for the first year of the respective terms and 5% of gross revenue of the authorized service in subsequent years. Such performance bonds are enforceable by the ATT in order to guarantee that NuevaTel complies with its obligations under the licensing contract and to ensure that NuevaTel pays any fines, sanctions or penalties it incurs from the ATT. NuevaTel and other carriers are permitted by ATT regulations to meet their performance bond requirements by using insurance policies, which must be renewed annually. If NuevaTel is unable to renew its insurance policies, it would be required to seek to obtain a performance bond issued by a Bolivian bank. This performance bond would likely be available under less attractive terms than NuevaTel’s current insurance policies. The failure to obtain such a bond could have a material adverse effect on the Company’s business, financial condition and prospects.

Under the Bolivian Telecommunications Law, carriers must negotiate new licenses (to replace their existing concessions) with the Bolivian government. Both the law and the Bolivian constitution specify that carriers’ vested rights under their existing concessions will be preserved; however, the Company cannot guarantee that these protections will be respected by the Bolivian government. The ATT migrated the original concessions of NuevaTel’s wireless competitors, Entel and Tigo, to new licenses in 2015 in conjunction with renewing their original concessions that were due to expire. In January 2019, NuevaTel received resolutions authorizing a migration to a new comprehensive license with terms similar to those in the Entel and Tigo licenses. NuevaTel signed the new license agreement in February 2019. The agreement governs (but does not replace) NuevaTel’s existing spectrum grants and its concessions to provide mobile voice services and data services. NuevaTel’s initial 1900 MHz spectrum grant and its mobile and data services concessions are due to be renewed on November 25, 2019. The Company expects, but cannot guarantee, that this spectrum grant and the service concessions will be renewed at that time. NuevaTel anticipates that the government will not assess a charge for the renewal of the service concessions. The ATT has not yet specified a price for the renewal of the 1900 MHz spectrum grant. However, based on the fee paid by Tigo in connection with its 2015 spectrum grant renewal, NuevaTel estimates that it will be required to pay approximately $25 million for its 1900 MHz spectrum renewal in the fourth quarter of 2019. The payment is expected to be funded with cash resources from a combination of NuevaTel’s operating cash flows, changes in the timing of property and equipment purchases and from the proceeds of the sale and leaseback of certain NuevaTel network towers.

Entel, the government-owned wireless carrier, maintains certain advantages under the Bolivian Telecommunications Law. For example, the Bolivian Telecommunications Law excuses Entel from bidding for spectrum in auctions (although it does require Entel to pay the same amount for spectrum as is paid by those who bid for equivalent spectrum in auctions).

New Zealand’s government has adopted regulations that support competition in the telecommunications market. In February 2017, the government’s antitrust regulator, the Commerce Commission, rejected a proposed merger between Vodafone, one of 2degrees’ competitors, and Sky Network Television, a satellite pay television service provider. Similarly, the government has previously imposed limits on the amount of spectrum that any one party and its associates can hold, and, in specific frequency bands, has permitted purchasers of spectrum rights to satisfy their payment obligations over time (both of which assisted 2degrees’ ability to acquire spectrum rights). However, the government does not have a clear policy to continue these practices.

2degrees’ rights to use 1800 and 2100 MHz spectrum for its wireless services expire in 2021; other spectrum rights used by 2degrees expire in 2031 provided 2degrees meets certain payment and service obligations. The New Zealand Ministry of Business Innovation and Employment (“MBIE”) which is responsible for spectrum licensing, has announced that it will renew the rights of 2degrees and its wireless competitors for all of the spectrum they currently use in the 2100 MHz band, and for most of the spectrum they use in the 1800MHz band; however, it has decided to hold back a portion of the 1800 MHz spectrum now used by 2degrees and its wireless competitors for new allocations in the future. The cost to 2degrees of renewing licenses in the 1800 and 2100 MHz bands is expected to be approximately $50 million NZD and installments will be offered, which is consistent with 2degrees’ expectations. The MBIE has also announced that it intends to auction 3.5 GHz frequencies for fifth generation wireless services (“5G”) in 2020, although it has yet to provide exact timing or allocation details. The MBIE is also considering allocations in other potential 5G bands, including 600 MHz, 1400 MHz, 2300 MHz spectrum and mmWave spectrum (above 20 GHz).

The Company operates in markets with substantial tax risks and where the laws may not adequately protect the Company’s shareholder rights.

Taxes payable by the Company’s subsidiary operating companies may be substantial and the Company may be unable to reduce such taxes. Furthermore, distributions and other transfers to the Company from its subsidiary operating companies may be subject to foreign withholding taxes.

The taxation systems in the countries in which the Company operates are complex and subject to change at the national, regional and local levels. In certain instances, new taxes and tax regulations have been given retroactive effect, which makes tax planning difficult. Bolivia has turned to new taxes, as well as aggressive interpretations of current taxes, as a method of increasing revenue. For example, in Bolivia, under the telecommunications law enacted by the Bolivian legislature on August 8, 2011, telecommunications operators pay a regulatory fee of 1% of gross revenues, recurring fees for the use of certain spectrum (such as microwave links), and are subject to a tax of up to 2% of gross revenues that will finance rural telecommunications programs through a Universal Access Fund.

In addition, the provisions of new tax laws may prohibit the Company from passing these taxes on to the Company’s local subscribers. Consequently, these taxes may reduce the amount of earnings that the Company can generate from its services.

Continuing growth of the Company’s business will depend on continuing access to adequate spectrum.

The wireless communications industry faces a dramatic increase in usage, in particular demand for and usage of data, video and other non-voice services. The Company must continually invest in its wireless network in order to improve the Company’s wireless service to meet this increasing demand and remain competitive. Improvements in the Company’s service depend on many factors, including continued access to and deployment of adequate spectrum, including any leased spectrum. If the Company cannot renew and acquire additional needed spectrum without burdensome conditions or at reasonable cost while maintaining network quality levels, then the Company’s ability to attract and retain subscribers and therefore maintain and improve its operating margins could be adversely affected. The New Zealand MBIE, which is responsible for spectrum licensing, has indicated that it will not offer renewals to 2degrees and its wireless competitors for all of the spectrum they currently use in the 1800 and 2100 MHz bands, but will hold a portion of the 1800 MHz spectrum for allocations in the future. The MBIE has also announced that it intends to auction 3.5 GHz frequencies for 5G in 2020, although it has yet to provide exact timing or allocation details. The MBIE is also considering allocation in other potential 5G bands, including 600 MHz, 1400 MHz, 2300 MHz spectrum and mmWave spectrum (above 20 GHz).

The Company may face shortages of products due to the unavailability of critical components.

Regulatory developments regarding the use of “conflict” minerals mined from the Democratic Republic of Congo and adjoining countries could affect the sourcing and availability of minerals used in the manufacture of certain products, including handsets. Although the Company does not purchase raw materials, manufacture or produce any electronic equipment directly, the regulation may affect some of the Company’s suppliers. As a result, there may only be a limited pool of suppliers who provide conflict-free metals, and the Company cannot ensure that its operating companies will be able to obtain products in sufficient quantities or at competitive prices. Also, because the Company’s supply chain is complex, the Company may face reputational challenges with its subscribers and other stakeholders if the Company is unable to sufficiently verify the origins for all metals used in the products that the Company sells.

If the Company does not comply with anti-corruption legislation, the Company may become subject to monetary or criminal penalties.

The Company is subject to compliance with various laws and regulations, including the Canadian Corruption of Foreign Public Officials Act, the United States Foreign Corruption Practices Act and similar worldwide anti-bribery laws, which generally prohibit companies and their intermediaries from engaging in bribery or making other improper payments to foreign officials for the purpose of obtaining or retaining business or gaining an unfair business advantage. The Company’s employees are trained and required to comply with these laws, and the Company is committed to legal compliance and corporate ethics. The Company operates in Bolivia, which has experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There is no assurance that the Company’s training and compliance programs will protect it from acts committed by its employees, affiliates or agents. Violations of these laws could result in severe criminal or civil sanctions and financial penalties and other consequences that may have a material adverse effect on the Company’s business, reputation, financial condition or results of operations.

Competitive, Technology and other Business Risks

The Company faces intense competition in all aspects of its business.

New Zealand and Bolivia are highly competitive wireless markets and are dominated by well-established carriers with strong market positions, as is more fully described below. Many of the Company’s competitors have substantially greater financial, technical, marketing, sales and distribution resources than the Company does. They are either international carriers with wider global footprints, which enable them to provide service at a lower cost than the Company can, or they are affiliated with a fixed-line provider that enables them to offer bundles of services and subsidies to the wireless business. In Bolivia, NuevaTel competes against an operator, Entel, controlled by the local government that may provide it with a competitive advantage. The wireless communications systems in which the Company has interests also face competition from fixed-line networks and from wireless internet service providers, using both licensed and unlicensed spectrum and technologies such as WiFi and WiMAX to provide broadband data service, internet access and voice over internet protocol (“VOIP”). As the Company’s wireless markets mature, the Company and its competitors must seek to attract an increasing proportion of each other’s subscriber bases rather than first time purchasers of wireless services. Such competitive factors may result in pricing pressure, reduced margins and financial performance, increased subscriber churn and the loss of revenue and market share.

2degrees competes with two wireless providers in New Zealand: based on most currently available information, Vodafone serves approximately 39% of the wireless subscriber market, and Spark New Zealand (“Spark”) serves approximately 38% of the market. Vodafone operates a Global System for Mobile Communications (“GSM”), Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks (“3G”) and Long Term Evolution (“LTE”), a widely deployed fourth generation service (“4G”). Spark operates a 3G and 4G LTE network. Spark and Vodafone offer services across both the fixed and mobile markets. In the broadband market, 2degrees, with 5% of the broadband subscriber market, competes with a handful of broadband providers in New Zealand: Spark with 41% of the broadband subscriber market, Vodafone with 26% of the market, Vocus with 13% of the market, Trust Power with 5% of the market, and remaining players accounting for 10% based on most currently available information.

In Bolivia, NuevaTel competes with Entel (which is controlled by the Bolivian government) and Tigo in the provision of wireless services. As of June 30, 2019, the Company’s management estimates Entel had a 45% market share and Tigo a 35% market share. By comparison, as of June 30, 2019, the Company’s management estimates NuevaTel had a 20% market share. The Company’s long-distance service also competes with Entel, Tigo and other alternative providers. NuevaTel and its competitors all provide GSM, 3G, and LTE services, and Entel and Tigo also provide fixed broadband and video services.

Moreover, additional licenses may be granted in these markets, which would further increase the number of the Company’s competitors.

The Company has limited control over its networks’ call termination costs, roaming revenues and international long distance revenues.

The financial performance of the Company’s wireless businesses is affected not only by the number of subscribers that it serves and the revenues it generates from local communications services, but also by the costs that the Company’s networks incur when they deliver the Company’s subscribers’ calls for termination on other networks. These costs are determined by factors that the Company’s businesses do not control.

Mobile telephone termination rates (“MTRs”) are a significant cost for new entrants and operators with a small market share because most of their subscribers’ traffic is directed to phones served by other carriers. High MTRs result in higher operating costs for new entrants and small operators. Furthermore, high MTRs have been shown to be an important factor in enabling incumbent mobile operators with large market share to defend their dominant positions against new entrants.

Roaming and international long distance (“ILD”) revenues are important sources of income for the Company’s operating companies. However, foreign carriers are increasingly aggressive in negotiating lower roaming fees, directing the phones of their subscribers to roam on the network of the carrier in a given market that offers the lowest roaming rates. While the Company is taking steps to increase the number of carriers to which its networks will provide roaming services, it is probable that roaming revenues will decline over time.

Similarly, wireless carriers that derive a significant portion of their income from ILD services are likely to experience increasing pressure on this source of revenues. Competition from emerging VOIP providers as well as from traditional voice and data carriers is intense, and illegitimate providers using fraudulent methods to route calls internationally to avoid taxes and licensing fees have proliferated.

The wireless market is subject to rapid technology changes. Consequently, the Company could be required to make substantial capital expenditures on new technologies, which may not perform as expected or may interfere with the delivery of existing services. Conversely, if the Company is unable or unwilling to make significant investments in new technologies, the Company’s business, financial condition and prospects could be adversely affected to a material degree.

The wireless communications industry continues to face rapid technological change. When the Company invests in certain wireless and information technologies, there is a significant risk that the capabilities of the equipment and software the Company selects: (i) will not perform in accordance with its expectations; (ii) cannot be upgraded reliably or efficiently; (iii) will not be compatible with other equipment or technologies as market trends require; (iv) will interfere with the reliable delivery of important customer services or the maintenance of significant business processes; or (v) will prove to be inferior in critical respects to competing technologies. Equipment incorporating new wireless and information technologies may be unreliable or prove to be incompatible with other elements of network infrastructure operated by the Company or with equipment used by subscribers to access the Company’s networks (e.g., handsets and routers). For example, 2degrees implemented a new business support system (“BSS”) in the first quarter of 2017; while the new BSS is performing in accordance with expectations, the launch temporarily interfered with the delivery of electronic prepaid customer top up services and with routine billing schedules. The introduction of new technology platforms presents an inherent risk of operational failures that may result in subscriber dissatisfaction, loss of existing subscribers and injury to the Company’s ability to recruit new subscribers, damage to reputation of the Company’s operating subsidiaries, and the imposition of regulatory fines and sanctions, any of which could adversely affect the Company’s business, financial condition, and prospects.

New technologies are being developed and the networks of the Company’s competitors are being upgraded continuously. 4G LTE systems being deployed can deliver value added services that cannot be supplied over 2G or 3G networks efficiently. The Company’s competitors have launched new or upgraded networks that are designed to support services that use high-speed data transmission capabilities, including internet access and video telephony. In addition, the Company may require additional or supplemental licenses to implement 5G technology in order to remain competitive, but it may be unable to acquire such licenses on reasonable terms or at all. If the Company does not upgrade its existing networks, which will require it to incur substantial cost that it may not have sufficient financial resources to fund, the Company will likely not be able to compete effectively with respect to data and smartphone services (4G LTE and 5G). If the Company fails to compete effectively with respect to technological advances by making capital expenditures to upgrade its wireless networks, the Company’s business, financial condition and prospects could be materially adversely affected.

The Company’s ability to maintain and to expand its networks efficiently depends on the support provided by its network equipment suppliers; the Company may be adversely affected if these suppliers fail or decide not to develop technologies in which the Company has invested or the Company is not able to obtain governmental clearance to use these suppliers’ components or intellectual property.

The Company relies on a limited number of leading international and domestic communications equipment manufacturers to provide network and telecommunications equipment, including network infrastructure, handsets and technical support. While there are numerous suppliers of handsets and accessories, the number of network equipment suppliers is limited and is decreasing. For example, in the past several years, the Company’s WiMAX equipment supplier in Bolivia announced that it would not continue to develop products using WiMAX technology. While the Company believes that it has sufficient spare equipment or alternative suppliers for the Company’s foreseeable needs, long-term network upgrade or expansion plans may require the Company to establish relationships with new vendors. If the Company is unable to obtain adequate alternative suppliers of equipment or services in a timely manner or on acceptable commercial terms, the Company’s ability to maintain and to expand the Company’s networks may be materially and adversely affected.

The Company also purchases products from equipment suppliers that incorporate or utilize intellectual property. The Company and some of the Company’s equipment suppliers may receive assertions and claims in the future from third parties that the products or software utilized by the Company or its equipment suppliers infringe on the patents or other intellectual property rights of these third parties. Such claims have been growing rapidly in the wireless industry. The Company is unable to predict whether the Company’s business will be affected by any such claims. These claims could require the Company or an infringing equipment supplier to cease certain activities or to cease selling the relevant products and services. These claims can be time-consuming and costly to defend, and divert management resources. If these claims are successful the Company could be forced to pay significant damages or stop selling certain products or services or stop using certain trademarks, which could adversely affect the Company’s results of operations.

Similarly, the Company’s subsidiaries have been required to obtain governmental clearance for the use of intellectual property that is used in network equipment and applications, particularly those designed for the delivery of data and enhanced services. Approval to install equipment from the preferred provider of certain of these services has been withheld by governmental authorities in the past, resulting in delay and additional expense in deploying substitute equipment. Delays in obtaining such clearances or the inability to obtain them could result in postponements to or cancellations of the delivery of certain services in the future or compel the Company to seek alternate vendors, or both. Furthermore, when network equipment must be replaced or upgraded in the future, it is possible that the Company could be required to replace network equipment supplied by its current vendors with equipment procured from alternative providers in order to launch new services or even continue to offer existing services in accordance with applicable regulations; any such replacement might require the Company to pay higher purchase prices than it would be able to negotiate from its current vendors.

The Company expects its dependence on key equipment suppliers to continue as the Company develops and introduces more advanced generations of technology. The U.S. government recently announced executive action that could impact the Company’s ability to continue obtaining products or services required to operate its networks from suppliers such as Huawei. Though the extent and potential consequences of the U.S. government action are as yet uncertain, it may have a material and adverse effect on the Company’s ability to continue to operate and expand its networks and business. The Company believes that there are a number of alternative suppliers available to it; however, if the Company is unable to obtain adequate alternative supplies of equipment or technical support in a timely manner, on acceptable commercial and pricing terms, the Company’s ability to maintain and expand its networks and business may be materially and adversely affected. Further, even if there are alternative suppliers available to it on acceptable terms, the costs and impact on the Company’s operations of employing alternative equipment could materially and adversely affect the Company.

In Bolivia, a significant portion of the Company’s communications network consists of cellular towers that are leased from a third party tower company, exposing the Company to increased operating costs and to risks that towers may not be properly maintained and that towers may become unavailable due to the loss of ground leases, leading to adverse commercial consequences and the possible imposition of fines for failure to provide service.

On February 15, 2019, NuevaTel and the Tower Buyer entered into the Tower Sale Transaction, in which NuevaTel agreed to sell up to approximately 600 wireless communications towers to the Tower Buyer; NuevaTel and the Tower Buyer concurrently executed a multi-year lease agreement whereby the Tower Buyer will provide NuevaTel with access to such wireless communication towers and the right to use and operate these sites to support NuevaTel’s wireless network and rollout plans. The Tower Sale Transaction will significantly increase NuevaTel’s operating costs in the form of higher rental payments; and rental payments will further increase should NuevaTel seek to add communications gear to the sites it is leasing from the Tower Buyer. Furthermore, because NuevaTel no longer owns the towers on which its equipment is located, it cannot control the manner in which the towers and the sites are maintained, nor can it ensure that lease payments to the owners of the sites on which towers are situated will be paid on time or that other lease covenants or local permit requirements will be fulfilled by the Tower Buyer. Consequently, NuevaTel faces an increased risk that towers in its network may become unavailable for indefinite periods of time, exposing it to loss of service and associated competitive injury as well as the possibility of fines for failure to maintain service to the public. While NuevaTel has a right of indemnification from the Tower Buyer with respect to regulatory fines, there can be no assurance that indemnification will be recoverable from the Tower Buyer.

Most of the Company’s subscribers receive services on a mobile prepaid basis, exposing the Company to high rates of subscriber churn.

As of June 30, 2019, approximately 75.2% of the Company’s wireless subscribers are prepaid mobile users. Because they do not sign service contracts with a specified duration, they can switch wireless service providers (churn) at any time. If the Company’s competitors offer new or additional incentives to the Company’s subscribers to switch wireless service providers – by promoting price discounts or giving away handsets, for example – or if the Company’s competitors upgrade their networks and provide services the Company is not capable of providing, the risk of churn will increase. If the Company cannot manage subscriber churn levels, its business, financial condition and prospects may be materially adversely affected. The Company’s average levels of monthly prepaid churn for the years ended December 31, 2018, 2017 and 2016 were 7.3%, 5.8% and 5.7%, respectively. The Company’s average levels of monthly prepaid churn for the six months ended June 30, 2019, 2018 and 2017 were 6.2%, 7.0% and 5.9%, respectively.

If the Company is unable to retain its distributor relationships, it could adversely affect the Company’s business.

Independent distributors are responsible for enlisting a significant portion of the Company’s new subscribers; the Company also depends on them for topping up (replenishing) nearly all of its existing prepaid subscribers’ accounts. The loss of a large number of the Company’s distributors, or of even a few key distributors, due to financial pressures or to recruitment by the Company’s wireless competitors could have a material adverse effect on the Company’s ability to retain existing subscribers and attract new subscribers.

The Company’s future growth will depend upon its ability to innovate and develop new products.

The Company expects that a large part of its growth in the coming years will come from new products and innovation. If the Company is unable to find attractive new products for its subscribers or support these products with the required capital investment in its networks, this could adversely influence the Company’s future growth as well as the sustainability of the Company’s existing business, as subscribers could switch to other providers if they offer better new services than the Company does.

Furthermore, some of these new products, such as banking services, are complex, involve new distribution channels, and/or are subject to new regulatory and compliance requirements. In addition, some of these new products may involve cash handling, exposing the Company to additional risk of fraud and money laundering or terrorist financing.

Many of the Company’s new products can only be accessed with a 3G or 4G LTE handset. The current cost of 3G and 4G LTE handsets is high and often the Company subsidizes the cost of the handsets to its subscribers. These handset subsidies may put pressure on the Company’s financial performance and may threaten the Company’s business model based on affordability as a whole.

The Company’s business could be negatively impacted by security threats, cyber attacks, and other material disruptions of the Company’s wireless networks.

Major equipment failures and the disruption of the Company’s wireless networks as a result of terrorist attacks, acts of war, cyber-attacks or other breaches of network or information technology security, even for a limited period of time, may result in significant costs, result in a loss of subscribers, impair the Company’s ability to attract new subscribers, and expose the Company to significant fines or regulatory sanctions. (See “Risk Factors – Political and Regulatory Risks” above). Any of these outcomes could have a material adverse effect on the Company’s business and financial condition.

Cyber attacks, including through the use of malware, computer viruses, dedicated denial of services attacks, credential harvesting, social engineering and other means for obtaining unauthorized access to or disrupting the operation of our networks and systems and those of our suppliers, vendors and other service providers, could have an adverse effect on our business. Cyber attacks may cause equipment failures as well as disruptions to our or our customers’ operations. Cyber attacks against companies have increased in frequency, scope and potential harm in recent years. We also purchase equipment and software from third parties that could contain software defects, Trojan horse, malware, or other means by which third parties could access our networks or the information stored or transmitted on such networks or equipment. Other businesses have been victims of ransomware attacks in which the business is unable to access its own information and is presented with a demand to pay a ransom in order to once again have access to its information. Further, the perpetrators of cyber attacks are not restricted to particular groups or persons. These attacks may be committed by Company employees or external actors operating in any geography, including jurisdictions where law enforcement measures to address such attacks are unavailable or ineffective, and may even be launched by or at the behest of nation states. Cyber attacks may occur alone or in conjunction with physical attacks, especially where disruption of service is an objective of the attacker.

The inability to operate or use our networks and systems or those of our suppliers, vendors and other service providers as a result of cyber attacks, even for a limited period of time, may result in significant expenses to the Company and/or a loss of market share to other communications providers. The costs associated with a major cyber attack on the Company could include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cybersecurity measures and the use of alternate resources, lost revenues from business interruption, regulatory investigations, sanctions and litigation. The costs associated with any such cyber attacks could be greater than the insurance coverage we maintain.

Additionally, our business, like that of most retailers and wireless companies, involves the receipt, storage and transmission of confidential information, including sensitive personal information and payment card information, confidential information about our employees and suppliers, and other sensitive information about the Company, such as our business plans, transactions and intellectual property. Unauthorized access to confidential information may be difficult to anticipate, detect or prevent, particularly given that the methods of unauthorized access constantly change and evolve. We may experience unauthorized access or distribution of confidential information by third parties or employees, errors or breaches by third party suppliers, or other breaches of security that compromise the integrity of confidential information, and such breaches could have a materially adverse effect on our business or damage our reputation.

Our procedures and safeguards to prevent unauthorized access to sensitive data and to defend against attacks seeking to disrupt our services must be continually evaluated and revised to address the ever-evolving threat landscape. We cannot make assurances that all preventive actions taken will adequately repel a significant attack or prevent information security breaches or the misuses of data, unauthorized access by third parties or employees, or exploits against third-party supplier environments. Any future cyber attacks or security breaches may materially adversely affect our business, financial condition and operating results.

The Company’s reputation and financial condition could be harmed if there is failure to protect the Company’s subscriber information.

The Company’s networks carry and store a large volume of confidential voice and data traffic. The Company must provide its subscribers with reliable service and protect the communications, location, and personal information shared or generated by the Company’s subscribers. The Company relies upon its systems and networks to provide and support the Company’s services and, in some cases, to protect its subscribers’ and the Company’s information. Any major compromise of the Company’s data or network security could damage the Company’s reputation, may lead to legal action against the Company and may lead to a loss of confidence in the security of the Company’s products and services.

Concerns about the actual or perceived health risks relating to electromagnetic and radio frequency emissions, as well as the attendant publicity or possible resultant litigation, may have a material adverse effect on the Company’s business, financial condition and prospects.

The Company does not manufacture devices or other equipment sold by it and generally relies on the Company’s suppliers to provide it with safe equipment. The Company’s suppliers are required by applicable law to manufacture their devices to meet governmentally imposed safety criteria. However, even if the devices the Company sells meet the regulatory safety criteria, the Company could be held liable with the equipment manufacturers and suppliers for any harm caused by products the Company sells if such products are later found to have design or manufacturing defects.

Media and other reports from time to time suggest that electromagnetic and radio frequency emissions from wireless handsets and base stations may be linked to various health concerns, including cancer, and may interfere with various electronic and medical devices, including automobile braking and steering systems, hearing aids and pacemakers. A number of lawsuits have been filed against wireless carriers and other participants in the wireless industry, asserting product liability, breach of warranty, adverse health effects and other claims relating to radio frequency transmissions to and from handsets and wireless data devices. Few claims of this nature have been asserted against the Company or any of its operating entities and none has resulted in significant liabilities. Concerns over radio frequency emissions, or press reports about these risks, may have the effect of discouraging the use of wireless handsets, and thus decrease demand for wireless products and services and the Company’s revenues, growth rates, subscriber base and average usage per subscriber. If further research establishes any link between the use of handsets and health problems, such as brain cancer, the Company could be required to pay significant expenses in defending lawsuits and significant awards or settlements, any or all of which could have a material adverse effect on the Company’s business, financial condition and prospects.

There are also safety risks associated with the use of wireless devices while operating vehicles or equipment. Concerns over these safety risks and the effect of any legislation, rules or regulations that have been and may be adopted in response to these risks could limit the Company’s ability to sell its wireless service.

The Company is subject to litigation or regulatory proceedings, which could require it to pay significant damages or settlements.

The Company’s business faces litigation, which may include, from time to time, patent infringement lawsuits, antitrust class actions, wage and hour class actions, personal injury claims, subscriber privacy violation claims, shareholder disputes, lawsuits relating to the Company’s advertising, sales, billing and collection practices or other issues, and regulatory proceedings.

In addition, the Company’s business may also face personal injury and consumer class action lawsuits relating to alleged health effects of wireless phones or radio frequency transmitters, and class action lawsuits that challenge marketing practices and disclosures relating to alleged adverse health effects of handheld wireless phones. The Company may incur significant expenses in defending these lawsuits. The Company also spends substantial resources to seek to comply with various government standards which may entail related investigations. In addition, the Company may be required to pay significant awards or settlements that could materially adversely affect the Company’s operations or financial results. See “Legal Proceedings and Regulatory Actions” in the Annual Information Form for additional information.

The Company’s financial performance will be impaired if it experiences high fraud rates related to device financing, credit cards, dealers, or subscriptions.

The Company’s operating costs could increase substantially as a result of fraud, including device financing, customer credit card, subscription or dealer fraud. If the Company’s fraud detection strategies and processes are not successful in detecting and controlling fraud, whether directly or by way of the systems, processes, and operations of third parties such as national retailers, dealers and others, the resulting loss of revenue or increased expenses could have a materially adverse impact on the Company’s financial condition and results of operations.

Management Team and Minority Shareholder Risks

If the Company loses any key member of its management team, the Company’s business could suffer. The Company may have difficulty in obtaining qualified local managerial personnel to successfully operate the Company’s businesses.

The Company’s future operating results depend, in significant part, upon the continued contributions of the Company’s experienced senior management and technical personnel. The Company’s management team is small. Departure of any senior manager could be highly disruptive to its operations and may have a material adverse effect on the Company’s business, financial condition and prospects.

In addition, competition for personnel in the Company’s markets is intense due to the small number of qualified individuals in the countries in which the Company operates. Given the Company’s focus on growth, it is important that the Company attract and retain qualified local personnel. Such personnel will be critical for the supervision of network build-outs and other capital implementation programs, the development of financial and information technology systems, the hiring and training of personnel, the implementation of internal controls and the coordination of activities among newly established or rapidly expanding departments. The Company’s failure to manage its growth and personnel needs successfully could have a material adverse effect on the Company’s business, financial condition and prospects.

Although the Company exercises management control over its subsidiaries, disagreements between the Company and investors who hold minority equity stakes in the Company’s subsidiaries could adversely affect the Company’s business, financial condition and prospects or affect the ability of NuevaTel or 2degrees to pay dividends to the Company

The Company’s Bolivia subsidiary, NuevaTel, is 28.5% owned by Comteco, the third largest cooperative fixed line telephone company in Bolivia. Comteco could limit the Company’s ability to implement its strategies and plans for its Bolivian operations. Any disagreements with Comteco may have a material adverse effect on the Company’s business, financial condition and prospects. While Comteco does not have significant approval or veto rights under the NuevaTel shareholders’ agreement, dated November 19, 2003, Comteco’s status as a minority investor may limit the Company’s flexibility and ability to implement strategies and financing and other plans that the Company believes are in its best interests. The Company’s operations may be affected if disagreements develop with Comteco. See “Description of the Business of the Company – Bolivia (NuevaTel) – NuevaTel Shareholders Agreement” in the Annual Information Form for additional information.

The Company’s New Zealand subsidiary, 2degrees Investments, is 26.7% owned by Tesbrit B.V. (“Tesbrit”), a Dutch investment company. Certain matters relating to the governance of 2degrees and its subsidiaries, as well as the transfer and sale of the Company’s 2degrees Investments shares, are subject to the 2degrees Shareholders Agreement, dated November 22, 2012, as amended on September 26, 2018. Tesbrit holds two positions on the 2degrees Investments board of directors; certain extraordinary decisions require the approval of at least one of the directors appointed by Tesbrit. These decisions include (among other things) changes to the constitution, changes to the nature of 2degrees’ business, transactions outside of the ordinary course of business, and affiliated party transactions. A proposal to sell more than half of 2degrees’ assets will require Tesbrit’s approval.

In January 2017, Tesbrit notified management that it believed the Company’s disclosure of information relating to 2degrees in securities filings in Canada and the United States violated Trilogy LLC’s confidentiality obligations under the 2degrees Shareholders Agreement. Tesbrit has also asserted that its pre-emptive rights under the 2degrees Shareholders Agreement and the 2degrees constitution were abridged when 2degrees issued new shares to Trilogy LLC in connection with Trilogy LLC’s conversion of a loan to equity and when the Company and Trilogy LLC acquired shares from former 2degrees minority shareholders. To date, Tesbrit has taken no formal legal action with respect to its objections.

Any unresolved disagreements with Tesbrit may have a material adverse effect on the Company’s business, financial condition and prospects, including the ability of the Company to implement its strategies and plans for its New Zealand operations. See “Description of the Business of the Company – New Zealand (2degrees) – 2degrees Shareholders Agreement” in the Annual Information Form for additional information.

Macroeconomic, Geographic and Currency Risks

An economic downturn or deterioration in any of the Company’s markets could have a material adverse effect on the Company’s business, financial condition and prospects.

The Company will be affected by general economic conditions, consumer confidence spending, and the demand for and prices of its products and services. Adverse general economic conditions, such as economic downturns or recessions leading to a declining level of retail and commercial activity in New Zealand or Bolivia could have a negative impact on the demand for the Company’s products and services. More specifically, adverse general economic conditions could result in customers delaying or reducing purchases of the Company’s products and services or discontinuing using them, and could cause a decline in the creditworthiness of its customers, which could increase the Company’s bad debt expense.

Much of the population in Bolivia earns a living on a day-to-day basis and spends its income primarily on basic items such as food, housing and clothing; any new downturn in Bolivia’s economy would leave this segment of the population with even less money to spend on the Company’s services, reducing its revenues.

The Bolivian economy is still in a development and structural reform stage, and is subject to rapid fluctuations in terms of consumer prices, employment levels, gross domestic product and interest and foreign exchange rates. These fluctuations affect the ability of subscribers to pay for the Company’s services. Devaluation of local currency has at times in the past also significantly impacted purchasing power. More generally, periods of significant inflation in any of the Company’s markets could have a material adverse effect on the Company’s business, financial condition and prospects.

The Company operates in countries that are exposed to natural disasters, to which the countries’ governments and economies may not be well-equipped to respond and from which the Company may experience losses for which the Company is not adequately insured.

The Company’s markets are located in countries that are vulnerable to a variety of natural disasters, including earthquakes. In New Zealand, the 2011 earthquake in Christchurch caused widespread damage and disruption. An earthquake struck New Zealand’s South Island again in November 2016; although it caused only minor interruptions to 2degrees’ service, it indicated that earthquakes can occur in New Zealand at any time. Bolivia is also susceptible to earthquakes, as well as flooding in the northeastern portion of the country. Unlike New Zealand, Bolivia does not have resilient infrastructures and its government and economy are not well equipped to respond to significant natural disasters. Consequently, the adverse effects of catastrophes may be more significant, more pervasive, and longer lasting in Bolivia than they would be in countries with better emergency response resources and economies that are more robust. The losses that the Company’s business may incur in Bolivia may therefore be greater than they would be in other more resilient countries.

The Company cannot ensure that its network facilities and its offices, stores and warehouses in these markets would survive a future hurricane, earthquake or natural disaster. Similarly, the Company cannot ensure that it will be able to procure insurance for such losses in meaningful amounts or at affordable rates in the future.

The Company’s ventures receive revenue in the currency of the venture’s country of operation and a decline in foreign exchange rates for currencies in the Company’s markets may adversely affect the Company’s growth and the Company’s operating results.

Substantially all of the Company’s revenues are earned in non-U.S. currencies, but the Company reports its results in U.S. dollars. Fluctuations in foreign currency exchange rates could have a significant impact on the Company’s reported results that may not reflect the operating trends in the Company’s business. Because the Company reports its results of operations in U.S. dollars, declines in the value of local currencies in the Company’s markets relative to the U.S. dollar could have a material adverse effect on the Company’s results of operations and financial condition, as was the case for the Company’s New Zealand operations in 2015 and 2018. In Bolivia, the Boliviano is subject to a crawling peg to the U.S. dollar. In other words, the Boliviano is fixed to the U.S. dollar but is subject to small fluctuations that are not pre-announced to the public.

To the extent that the Company’s foreign operations retain earnings or distribute dividends in local currencies, the amount of U.S. dollars the Company receives will be affected by fluctuations of exchange rates for such currencies against the U.S. dollar. Although the Company’s assets and revenues are generally in local currency, the Company’s primary liability – the Senior Notes – is in U.S. dollars, which may exacerbate the Company’s exposure to foreign currency fluctuations or devaluations. Additionally, NuevaTel’s tower rental obligations under the Tower Sale Transaction are in U.S. dollars.

Foreign exchange controls may restrict the Company’s ability to receive distributions from its subsidiaries and any such distributions may be subject to foreign withholding taxes.

The Company derives substantially all of its revenues through funds generated by the Company’s foreign operating companies, which receive a large portion of their revenues in the currency of the markets in which they operate. The ability of the Company’s operating companies to transfer funds to the Company may be limited by a variety of regulatory and commercial constraints. Foreign exchange controls may significantly restrict the ability of these foreign operating companies to pay interest and dividends and repay loans in U.S. dollars. It may be difficult to convert large amounts of local currency into U.S. dollars or U.S. dollars into local currency because of limited foreign exchange markets. In cases where distributions by the Company’s operating companies to the Company can be made, such distributions may be subject to foreign withholding taxes, currently 12.5% in Bolivia and up to 5% in New Zealand, subject to facts and circumstances.

An increase in interest rates may increase the cost of floating-rate debt and new fixed rate long-term financings or refinancing of existing credit facilities.

Borrowings under the New Zealand 2021 Senior Facilities Agreement and the Bolivian loans bear interest at variable rates based upon the New Zealand Bank Bill Reference Rate and the Tasa de Referencia (the rate established by the Central Bank in Bolivia), respectively. The Company is subject to interest rate risk with variable rate borrowings under these facilities. Interest rate risk is the risk that changes in interest rates could adversely affect earnings and cash flows. Specific interest rate risk includes the risk of increasing interest rates on floating-rate debt and increasing interest rates for planned new fixed rate long-term financings or refinancing of existing credit facilities. The Company’s policy is to enter into interest rate swap agreements to manage the Company’s exposure to fluctuations in interest rates associated with interest payments on the Company’s floating rate long-term debt.

Under the terms of interest rate swaps, the other parties expose the Company to credit risk in the event of nonperformance; however, the Company does not anticipate the nonperformance of any of the Company’s counterparties. Further, the Company’s interest rate swaps do not contain credit rating triggers that could affect the Company’s liquidity. The Company does not hold or issue derivative instruments for trading or speculative purposes.

Risks Related to the Company’s Capital Structure, Public Company and Tax Status, and Capital Financing Policies

The ability of the Company’s operating subsidiaries to utilize net operating losses and certain other tax attributes may be limited.

2degrees has substantial carried forward tax losses; however, these tax losses may not be available to offset any future assessable income. As of December 31, 2018, the Company had available net operating loss carryforwards of $53 million related to 2degrees’ operations. These net operating losses carry forward indefinitely provided that 2degrees shareholder continuity thresholds are maintained. Shareholder continuity is measured with reference to changes in the indirect ownership of Trilogy LLC’s subsidiaries that hold interests in 2degrees. The Company will continue to assess the recoverability of the New Zealand net operating loss carryforwards based on shareholder continuity requirements. The Company will also continue to assess commercial strategies which may impact availability of net operating losses. It is uncertain whether any of 2degrees’ net operating losses carried forward as of December 31, 2018 will be available to be carried forward and offset 2degrees’ assessable income, if any, in future periods.

The Company is treated as a U.S. domestic corporation for U.S. federal income tax purposes and is liable for both U.S. and Canadian income tax.

The Company is treated as a U.S. domestic corporation for U.S. federal income tax purposes under Section 7874 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). As a result, the Company is subject to U.S. federal income tax on its worldwide income and this treatment will continue indefinitely. In addition, the Company is subject to Canadian income tax on its worldwide income. Consequently, the Company is liable for both U.S. and Canadian income tax on its worldwide income, which could have a material adverse effect on its financial condition and results of operations. Foreign tax credits may be available to mitigate the adverse effects.

Potentially adverse tax consequences may result from the receipt of dividends on the Common Shares.

Dividends received by holders of Common Shares who are residents of Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”) will be subject to U.S. withholding tax. A foreign tax credit under the Tax Act in respect of such U.S. withholding taxes may not be available to such holder.

Dividends received by a holder of Common Shares who is a U.S. person or U.S. tax resident generally will not be subject to U.S. withholding tax but, if the recipient is not a resident in Canada for the purposes of the Tax Act, the dividends will be subject to Canadian withholding tax. The Company is considered to be a U.S. domestic corporation for U.S. federal income tax purposes. As a result, dividends paid by the Company will be characterized as U.S. source income for purposes of the foreign tax credit rules under the Code. Accordingly, U.S. persons and U.S. tax residents generally will not be able to claim a credit for any Canadian tax withheld on the dividends unless they have other foreign source income that is subject to a low or zero rate of foreign tax and certain other conditions are met.

Dividends received by shareholders who are not Canadian tax residents, U.S. persons or U.S. tax residents will be subject to U.S. withholding tax and will also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty.

United States, Canadian, and other foreign country taxes may be payable, directly or indirectly, by the Company on its direct or indirect sale of a subsidiary of the Company, the assets of a subsidiary of the Company, or other investment.

United States, Canadian, and other foreign country taxes may be payable, directly or indirectly, by the Company on its direct or indirect sale of a subsidiary of the Company, a subsidiary’s assets, or other investment. The amount of such taxes, which may be material, will depend on the selling price, the jurisdictions that would impose tax on the sale, and other factors.

The Company is a holding company that has no material assets other than its indirect interest in Trilogy LLC and, accordingly, it is dependent upon distributions from Trilogy LLC to pay taxes and other expenses.

The Company is a holding company and has no material assets other than the Class B Units of Trilogy LLC (the “Trilogy LLC Class B Units”) that it holds through its wholly-owned subsidiary, Trilogy International Partners Intermediate Holdings Inc. (“Trilogy Intermediate Holdings”). Neither the Company nor Trilogy Intermediate Holdings have any means of generating revenue independent of Trilogy LLC. Trilogy LLC is treated as a partnership for U.S. federal income tax purposes and, as such, its taxable income will generally be allocated to its members for such purposes, pro rata according to the number of Trilogy LLC Class B Units and Class C Units of Trilogy LLC (the “Trilogy LLC Class C Units”) each member owns. Accordingly, the Company and/or Trilogy Intermediate Holdings will be subject to U.S. tax on their allocable share of any taxable income of Trilogy LLC (without regard to any distributions they may receive from Trilogy LLC). The seventh amended and restated limited liability company agreement (the “Trilogy LLC Agreement”) among the Company, Trilogy LLC, Trilogy International Partners Holdings (U.S.) Inc., Trilogy Intermediate Holdings and other Trilogy LLC members, dated February 7, 2017, requires Trilogy LLC to make pro rata cash distributions, on a periodic basis, to its members holding Trilogy LLC Class B Units or Trilogy LLC Class C Units, based on an assumed 40% tax rate multiplied by Trilogy LLC’s taxable income (if any) for the period, and to pay expenses related to the operations of the Company and Trilogy Intermediate Holdings. To the extent that the Company and/or Trilogy Intermediate Holdings requires funds to pay its tax liabilities or to fund its operations and Trilogy LLC is restricted from making distributions to the Company or Trilogy Intermediate Holdings under applicable agreements, laws or regulations or does not have sufficient cash to make the distribution of such funds, the Company may have to borrow funds or raise equity to meet those obligations, and its liquidity and financial condition could be materially adversely affected as a result. The Company may not be able to borrow funds on its own, and there can be no assurance that it will be able to issue additional equity on attractive terms or at all.

In certain circumstances, Trilogy LLC will be required to make distributions to the Company and the other owners of Trilogy LLC and such distributions may be substantial.

Trilogy LLC will be required to make pro rata cash tax distributions to its members based on an assumed 40% tax rate multiplied by Trilogy LLC’s taxable income (if any) for the applicable period. Funds used by Trilogy LLC to satisfy its tax distribution obligations will not be available for reinvestment in its business. Moreover, these tax distributions may be substantial, and may exceed (as a percentage of Trilogy LLC’s taxable income) the overall effective tax rate applicable to a similarly situated corporate taxpayer.

Different interests among holders of Trilogy LLC Class C Units and the Common Shares or between such securityholders and the Company, including with respect to related party transactions, could prevent the Company from achieving its business goals.

The Company expects that members of its Board will include directors who are affiliated with entities that may have commercial relationships with the Company. Certain holders of Trilogy LLC Class C Units or Common Shares could also have business interests that conflict with those of other holders, which may make it difficult for the Company to pursue strategic initiatives that require consensus among the Company’s securityholders.

A conflict of interest could arise between or among the Company and the holders of Trilogy LLC Class C Units and Common Shares in a number of areas relating to the Company’s past and ongoing relationships. For example, holders of Trilogy LLC Class C Units and holders of Common Shares may have different tax positions from each other or from the Company which could influence the Company’s decisions regarding whether and when to dispose of assets and whether and when to incur new indebtedness or to refinance existing indebtedness. The structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to the Company. In addition, the Articles provide that any proposed Sale Transaction (as defined herein) would, unless approved by all of the Independent Directors of the Company as defined in the Articles (which exclude holders of Trilogy LLC Class C Units), be subject to the approval of the holders of Common Shares and of the holder of the Special Voting Share, each voting as a separate class and each by a simple majority of votes cast. These sale restrictions may impact the Company’s decisions and ability to complete potential transactions.

There are no formal dispute resolution procedures in place to resolve conflicts between the Company and holders of Common Shares and Trilogy LLC Class C Units. The Company may not be able to resolve any potential conflicts between it and its security holders and, even if it does, the resolution may be less favorable to the Company than would exist if no such conflicts existed.

If the Company is unable to implement and maintain effective internal control over financial reporting, the Company might not be able to report financial results accurately and on a timely basis or prevent fraud. Additionally, debt investors and securityholders may lose confidence in the accuracy and completeness of the Company’s financial reports.

The Company currently has effective internal controls over financial reporting. However, the Company can provide no assurances that the Company will be able to maintain effective internal control over financial reporting and that no material weaknesses in its internal controls over financial reporting will be identified in the future. (For the years ended December 31, 2017 and 2016, management concluded that certain control deficiencies existed at 2degrees that, in the aggregate, were determined to be a material weakness. Management was able to conclude that the material weakness had been remediated upon completing an evaluation as of December 31, 2018.) Effective internal controls are necessary for the Company to provide reliable financial reports and prevent fraud. If the Company cannot provide reliable financial reports or prevent fraud, the Company’s business and results of operations could be harmed and holders of the Company’s equity and debt securities could lose confidence in the Company’s reported financial information. Any failure of the Company’s internal controls could also adversely affect the results of the periodic management evaluations and required reports and certifications regarding the effectiveness of the Company’s internal control over financial reporting that are required under Section 404(a) of SOX and NI 52-109.

New laws and regulations affecting public companies may expose the Company to additional liabilities and may increase its costs significantly.

Any future changes to the laws and regulations affecting public companies, compliance with existing provisions of NI 52-109 and Section 404(a) of SOX, and other applicable Canadian and U.S. securities laws and regulation and related rules and policies, may cause the Company to incur increased costs as it evaluates the implications of new rules and implements any new requirements. Delays or a failure to comply with the new laws, rules and regulations could result in enforcement actions, the assessment of other penalties and civil suits. When in the future, the Company becomes subject to the SOX 404(b) auditor attestation requirement, this will impose significant additional costs on the Company

Any new laws and regulations may make it more expensive for the Company to provide indemnities to the Company’s officers and directors and may make it more difficult to obtain certain types of insurance, including liability insurance for directors and officers. Accordingly, the Company may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for the Company to attract and retain qualified persons to serve on the Board or as executive officers. The Company may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which could cause general and administrative costs to increase beyond what the Company currently has planned. The Company will evaluate and monitor developments with respect to these laws, rules and regulations, and the Company cannot predict or estimate the amount of the additional costs it may incur or the timing of such costs.

The Company is required annually to review and report on the effectiveness of its internal control over financial reporting in accordance with NI 52-109 and Section 404(a) of SOX. The results of these reviews are required to be reported under applicable Canadian securities laws in the Company’s Management’s Discussion and Analysis and are required to be reported in the U.S. Annual Report on Form 40-F required to be filed annually with the SEC. The Company’s Chief Executive Officer and the Company’s Chief Financial Officer will be required to report, and/or certify, on the effectiveness of the Company’s internal control over financial reporting, among other matters.

Management’s review is designed to provide reasonable assurance, not absolute assurance, that any material weaknesses existing within the Company’s internal controls are identified. Material weaknesses represent deficiencies existing in internal controls that may not prevent or detect a misstatement occurring which could have a material adverse effect on the quarterly or annual financial statements of the Company. In addition, management cannot provide assurance that the remedial actions being taken by the Company to address any material weaknesses identified will be successful, nor can management provide assurance that no further material weaknesses will be identified within its internal controls over financial reporting in future years.

If the Company fails to maintain effective internal controls over its financial reporting, there is the possibility of errors or omissions occurring or misrepresentations in the Company’s disclosures which could have a material adverse effect on the Company’s business, its financial statements and the value of the Common Shares.

Public company requirements may strain the Company’s resources.

As a public company, the Company is subject to the reporting requirements of the Securities Act (British Columbia), as amended, as well as the applicable securities laws of the other Canadian provinces, and is subject to certain reporting requirements under the Exchange Act and, in each case, as applicable, the regulations and rules thereto, including applicable national and multilateral instruments adopted as rules, decisions, rulings and orders promulgated under the Securities Act (British Columbia), as well as the applicable securities laws of other Canadian provinces, and the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) and the published policy statements issued by the British Columbia Securities Commission and the SEC, respectively. The Company is also subject to the ongoing listing requirements of the TSX. The obligations of operating as a public company require significant expenditures and place additional demands on management as the Company complies with the reporting requirements of a public company. The Company may need to hire additional accounting, financial and legal staff with appropriate public company experience and technical accounting and regulatory knowledge.

In addition, actions that may be taken by any significant shareholders, if any, may divert the time and attention of the Board and management from its business operations. Campaigns by significant investors to effect changes at publicly traded companies have increased in recent years. If a proxy contest were to be pursued by any shareholders of the Company it could result in substantial expense to the Company and consume significant attention of management and the Board. In addition, there can be no assurance that any shareholder will not pursue actions to effect changes in the management and strategic direction of the Company, including through the solicitation of proxies from the Company’s shareholders.

The Company is an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make the Company’s Common Shares less attractive to investors; at such time as the Company ceases to qualify as an “emerging growth company” under the JOBS Act, the costs and demands placed upon management will increase.

The JOBS Act permits “emerging growth companies” like the Company to rely on some reduced disclosure requirements. For as long as the Company qualifies as an emerging growth company, the Company is permitted to omit the auditor’s attestation on internal control over financial reporting that would otherwise be required by SOX. In addition, among other things, Section 107 of the JOBS Act provides that, as an emerging growth company, the Company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the U.S. Securities Act for complying with new or revised accounting standards. The Company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to take advantage of the benefits of this extended transition period. The Company’s financial statements may therefore not be comparable to those of companies that have already adopted such new or revised accounting standards. Even if the Company ceased to be a “foreign private issuer” (see next Risk Factor), for as long as the Company qualifies as an emerging growth company the Company may avail itself of reduced executive compensation disclosure and shareholder votes on compensation-related matters compared to larger companies. Until such time as the Company ceases to qualify as an emerging growth company, investors may find the Company’s Common Shares less attractive because the Company may rely on these exemptions. If some investors find the Company’s Common Shares less attractive as a result, there may be a less active trading market for the Company’s Common Shares and the Company’s stock price may be more volatile.

The Company will continue to be deemed an emerging growth company until the earliest of (i) the last day of the fiscal year during which the Company had total annual gross revenues of $1.07 billion (adjusted for inflation by the SEC), (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of Common Shares under a registration statement under the U.S. Securities Act, (iii) the date on which the Company has, during the previous 3-year period, issued more than $1 billion in non-convertible debt; or (iv) the date on which the Company is deemed to be a “large accelerated filer” as defined by the SEC, which would generally occur upon the Company’s attaining a public float of at least $700 million. Once the Company loses emerging growth company status, the Company expects the costs and demands placed upon management to increase, as the Company would have to comply with additional disclosure and accounting requirements.

If the Company were to lose the Company’s foreign private issuer status under U.S. federal securities laws, the Company would likely incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, the Company is exempt from certain of the provisions of the U.S. federal securities laws. For example, the U.S. proxy rules and the Section 16 reporting and “short swing” profit rules do not apply to foreign private issuers. However, if the Company were to lose the Company’s status as a foreign private issuer, these regulations would immediately apply and the Company would also, among other things, be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to the Company, such as Forms 40-F and 6-K. Compliance with these disclosure requirements under U.S. securities laws would likely result in increased expenses and would require the Company’s management to devote substantial time and resources to comply with new regulatory requirements. Further, to the extent that the Company was to offer or sell the Company’s securities outside of the United States, the Company would have to comply with the more restrictive Regulation S requirements that apply to U.S. companies, and the Company would no longer be able to utilize the multijurisdictional disclosure system forms (including Form F-10, with which the this prospectus was filed with the SEC) for registered offerings by Canadian companies in the United States, which could limit the Company’s ability to access the capital markets in the future. There can be no assurance that the Company will retain its foreign private issuer status beyond June 30, 2020.

Even if the Company were no longer a foreign private issuer and ceased to be an emerging growth company, under SEC rules effective September 10, 2018 so long as the Company’s “public float” (market value of Common Shares held by non-affiliates) continued to be less than $250 million as of the end of its most recent second fiscal quarter it would qualify as a “smaller reporting company,” eligible for relief from certain SEC disclosure requirements (for the Company, most notably as to certain executive compensation matters). As at the date of this prospectus the Company's float is $88,120,342. However, electing to disclose as a smaller reporting company would only reduce some of the additional expense and management resources devoted to compliance that would become necessary if the Company loses foreign private issuer (or emerging growth company) status.

Even if the Company remains a foreign private issuer, if its public float falls below $75 million it could become ineligible to use multijurisdictional disclosure forms in the U.S.

During the final months of 2018 and January 2019, the public float of the Company’s Common Shares was below $75 million. A Canadian foreign private issuer with less than $75 million in public float is not eligible to satisfy its SEC annual report requirement by filing a Form 40-F (which is basically a wrap-around of the Annual Information Form), but would have to file its annual report on Form 20-F, and assure that it is complying with the disclosure requirements of such form, which are somewhat different than the disclosure required in an Annual Information Form (the Form 20-F could, however be used to satisfy the Canadian annual information form requirement). A Canadian foreign private issuer with less than $75 million in public float also becomes ineligible to use certain multijurisdictional disclosure system registration statement forms, most notably Form F-10 (with which this prospectus was filed with the SEC), which enables the Company to more easily access the U.S., as well as Canadian, public capital markets based primarily on the Canadian public offering regulatory processes. There can be no assurance that the Company will continue to meet the $75 million public float test.

Risks Relating to the Offering

There is currently no market through which our securities, other than our Common Shares and TIP Inc. Warrants, may be sold.

There is currently no market through which our securities, other than our Common Shares and TIP Inc. Warrants, may be sold and, unless otherwise specified in the applicable prospectus supplement, our subscription receipts, units, debt securities, warrants or share purchase contracts will not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell subscription receipts, units, debt securities, warrants or share purchase contracts purchased under this prospectus. This may affect the pricing of our securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for our securities, other than our Common Shares and the TIP Inc. Warrants, will develop or, if developed, that any such market will be sustained.

Sales of a substantial number of the Common Shares or TIP Inc. Warrants may cause the price of the Common Shares to decline.

Any sales of substantial numbers of the Common Shares or TIP Inc. Warrants in the public market (including those that may be offered pursuant to this prospectus) or the exercise of significant amounts of the TIP Inc. Warrants or the perception that such sales or exercise might occur may cause the market price of the Common Shares or TIP Inc. Warrants to decline. The market price of the Common Shares may have been and could continue to be adversely affected by the expiration of lock up periods which were applicable to certain of the Company’s shareholders, including affiliates of the Company and the minority shareholders of 2degrees that exchanged their shares in 2degrees for Common Shares at the completion of the Arrangement, and applicable to the holders of Trilogy LLC Class C Units, all of whom are now eligible to, and many of whom are expected to, redeem their Trilogy LLC Class C Units, which may result in the issuance to such holders of Common Shares that will be sold following such redemption. During the three months ended March 31, 2019, lock-ups expired as to 5,748,383 Common Shares and 8,677,753 Trilogy LLC Class C Units, representing 24.76% of the current issued and outstanding Common Shares (or 17.01% of the issued and outstanding Common Shares assuming full redemption of the outstanding Trilogy LLC Class C Units into Common Shares). The total number of Common Shares and Trilogy LLC Class C Units released from lock-up during the three months ended March 31, 2019 represents 123 times the trading volume of the Common Shares during July 2019.

The market price of the Common Shares or TIP Inc. Warrants has significantly declined and may continue to be highly volatile.

The market price of the Common Shares and TIP Inc. Warrants has significantly declined over the past years and may continue to decline or may continue to be highly volatile. Market prices for telecommunication corporations have at times been volatile and subject to substantial fluctuations. The stock market, from time-to-time, experiences significant price and volume fluctuations unrelated to the operating performance of particular companies. Future announcements concerning the Company or its competitors, including those pertaining to financing arrangements, government regulations, developments concerning regulatory actions affecting the Company, litigation, additions or departures of key personnel, cash flow, and economic conditions and political factors in the U.S., Canada, New Zealand, Bolivia or other regions may have a significant impact on the market price of the Common Shares. In addition, there can be no assurance that the Common Shares will continue to be listed on the TSX.

The market price of the Common Shares and TIP Inc. Warrants could fluctuate significantly for many other reasons, including for reasons unrelated to the Company’s specific performance, such as reports by industry analysts, investor perceptions, or negative announcements by its subscribers, competitors or suppliers regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other large companies within its industry experience declines in their stock price, the share price of the Common Shares and TIP Inc. Warrants may decline as well. In addition, when the market price of a company’s shares drops significantly, shareholders often institute securities class action lawsuits against that company. A lawsuit against the Company could cause it to incur substantial costs and could divert the time and attention of its management and other resources.

The Company may not pay dividends.

Although the Company paid a dividend in the second quarter of each of 2017, 2018 and 2019, payment of any future dividends or distributions by the Company will depend on its cash flows. The declaration and payment of future dividends or distributions by the Company will be at the discretion of the Board subject to restrictions under applicable laws, and may be affected by numerous factors, including the Company’s revenues, financial condition, acquisitions, capital investment requirements and legal, regulatory or contractual restrictions, including (because they will affect the availability of cash to the Company with which to make distributions) restrictive covenants contained in the Senior Notes Indenture, New Zealand 2021 Senior Facilities Agreement and the Bolivian Syndicated Loan Agreement. These agreements contain covenants restricting, among other things, dividends, distributions, and the redemption, repurchase or retirement of subordinated debt. In addition, under the New Zealand 2021 Senior Facilities Agreement, 2degrees and its subsidiaries are required to maintain various financial covenants, including a total interest coverage ratio, a net leverage coverage ratio and annual capital expenditure limits, and, under the Bolivian Syndicated Loan Agreement, NuevaTel is required to maintain various financial covenants, including an indebtedness ratio, a debt coverage ratio, a current ratio and a structural debt ratio. 2degrees’ and NuevaTel’s ability to meet the applicable financial ratios can be affected by events beyond the Company’s control, and the Company cannot ensure that 2degrees and NuevaTel will be able to meet those ratios. The Company may not be in a position to pay dividends in the future. A failure to pay dividends or a reduction or cessation of the payment of dividends could materially adversely affect the trading price of the Common Shares.

Further equity financing may dilute the interests of shareholders of the Company and depress the price of the Common Shares.

If the Company raises additional financing through the issuance of equity securities (including securities convertible or exchangeable into equity securities) or completes an acquisition or merger by issuing additional equity securities, such issuance may substantially dilute the interests of shareholders of the Company and reduce the value of their investment. The market price of our equity securities could decline as a result of issuances of securities by us or sales by our existing shareholders of Common Shares in the market, or the perception that these sales could occur, during the currency of this prospectus. Sales of Common Shares by shareholders pursuant to this prospectus and any prospectus supplement or otherwise might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. With an additional sale or issuance of equity securities, including upon any redemption of Trilogy LLC Class C Units, investors will suffer dilution of their voting power and may experience dilution in earnings per share. Sales by shareholders of the Company, pursuant to any prospectus supplement, might also make it more difficult for the Company itself to sell equity securities at a time and price that it deems appropriate.

The trading market for the Common Shares is influenced by securities industry analyst research reports.

The trading market for the Common Shares is influenced by the research and reports that industry or securities analysts publish about the Company. If covered, a decision by an analyst to cease coverage of the Company, or fail to regularly publish reports on the Company could cause the Company to lose visibility in the financial markets, which in turn could cause the stock price or trading volume to decline. Moreover, if an analyst who covers the Company downgrades its stock, or if operating results do not meet analysts’ expectations, the stock price could decline.

You may be unable to enforce actions against us, certain of our directors and officers under U.S. federal securities laws.

We are a company continued under the laws of the Province of British Columbia. Some of our directors reside principally in Canada. Because all or a substantial portion of our assets and the assets of these persons are located outside of the United States, it may not be possible for you to effect service of process within the United States upon us or those persons. Furthermore, it may not be possible for you to enforce against us or those directors who reside principally in Canada in the United States, including judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us or certain of our directors and officers. See “Enforceability of Judgments”.

The debt securities will be unsecured and will rank equally in right of payment with all of our other future unsecured debt.

The debt securities which may be offered under this prospectus will be unsecured and will rank equally in right of payment with all of our other existing and future unsecured debt. The debt securities will be effectively subordinated to all of our existing and future secured debt to the extent of the assets securing such debt. If we are involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including the debt securities. In that event, a holder of debt securities may not be able to recover any principal or interest due to it under the debt securities.

The debt securities will be structurally subordinated to the very substantial indebtedness of Trilogy LLC and its subsidiaries and their other liabilities.

The debt securities which may be offered under this prospectus will be structurally subordinated to all existing and future obligations, including indebtedness, of Trilogy LLC and its subsidiaries, including its operating subsidiaries in Bolivia and New Zealand, and the claims of creditors of these subsidiaries, including trade creditors, will have priority as to the assets of Trilogy LLC and these subsidiaries. In the event of a bankruptcy, liquidation or reorganization of Trilogy LLC or any of its subsidiaries, holders of their indebtedness and their trade payables and other creditors will generally be entitled to payment of their claims from the assets of Trilogy LLC and its subsidiaries before any assets are made available for distribution to the Company and in turn to its creditors.

We will have broad discretion in the use of the net proceeds of an offering of our securities and may not use them to effectively manage our business.

We will have broad discretion over the use of the net proceeds from an offering of our securities. Because of the number and variability of factors that will determine our use of such proceeds, our ultimate use might vary substantially from our planned use. You may not agree with how we allocate or spend the proceeds from an offering of our securities. We may pursue acquisitions or other investments that do not result in an increase in the market value of our securities, including the market value of our Common Shares, and may increase our losses.

USE OF PROCEEDS

Unless we otherwise indicate in a prospectus supplement, we currently intend to use the net proceeds from the sale of securities for debt repayment, and for working capital and general corporate purposes. Any proceeds from the resales of securities pursuant to a secondary offering will not be received by the Company. More detailed information regarding the use of proceeds from the sale of securities, including any determinable milestones at the applicable time, will be described in any applicable prospectus supplement. We may, from time to time, issue debt instruments, incur additional indebtedness or issue equity or other securities other than pursuant to this prospectus. Unallocated funds will be placed in a trust or escrow account, invested or added to the working capital of the Company.

PRIOR SALES

These tables set out the particulars of the Common Shares and securities exercisable for or exchangeable into Common Shares issued within the 12 months prior to the date of this prospectus.

Common Shares

	Number of Common Shares
Date of Issuance	Issued	Price per Common Share (US$)	Reason for Issuance
October 12, 2018	31,254	2.70	Redemption of Trilogy LLC Class C Units
November 21, 2018	1,967,486	1.02	Redemption of Trilogy LLC Class C Units
November 28, 2018	46,764	1.18	Redemption of Trilogy LLC Class C Units
January 3, 2019	133,021	1.19	Vested restricted share units
January 4, 2019	17,592	1.25	Redemption of Trilogy LLC Class C Units
January 7, 2019	60,870	1.29	Redemption of Trilogy LLC Class C Units
May 6, 2019	72,557	1.57	Common Shares Dividends
May 10, 2019	5,689	1.58	Redemption of Trilogy LLC Class C Units
June 17, 2019	20,610	2.15	DSUs converted to Common Shares
July 4, 2019	241,645	2.24	Vested restricted share units

Deferred Share Units

Date of Grant	Number of Deferred Share Units Granted	Value of Deferred Share Units (US$)
September 30, 2018	16,580	50,000
December 31, 2018	43,277	50,205
March 31, 2019	29,834	50,000
May 6, 2019	1,331	2,110
June 30, 2019	42,946	83,334

Restricted Share Units

Date of Grant	Number of Restricted Share Units Granted	Value of Restricted Share Units (US$)
April 24, 2019	1,500,000	2,348,748

CREDIT RATINGS

Trilogy LLC’s corporate family and the Senior Notes are subject to regular credit ratings by Moody’s, S&P and Fitch. Ratings are intended to provide an independent assessment of the credit quality of an issue or issuer of securities and do not speak to the suitability of particular securities. A rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be withdrawn or revised entirely by a rating agency at any time if in its judgment circumstances so warrant.

Trilogy LLC’s corporate family ratings with Moody’s, S&P and Fitch are currently B2, B and B-, respectively, and the Senior Notes are currently rated, B3/LGD5, B and B/RR3, respectively.

Moody’s credit ratings are on a long term debt rating scale that ranges from Aaa to C, representing the range from least credit risk to greatest credit risk of such securities rated. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its long-term debt rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of that generic rating category. According to Moody’s rating system, debt securities rated within the B2 category (such as the B2 rating for Trilogy LLC) are considered speculative and are subject to a 97-99% recovery rate and debt securities rated within the B3 category (such as the B3 rating for the Senior Notes) are subject to a 95-97% recovery rate. The Moody’s ratings for Trilogy LLC and the Senior Notes reflect upgrades following Trilogy LLC’s improved debt leverage metrics upon issuance of the Senior Notes and related transactions. Moody’s rating system does not imply any recommendation or endorsement of a specific security for investment purposes.

S&P’s credit ratings are on a long term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated. Obligations rated BB, B, CCC, CC, and C are regarded as having significant speculative characteristics. BB indicates the least degree of speculation and C the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. According to S&P’s rating system, debt securities rated B (such as the B rating for Trilogy LLC and the B rating for the Senior Notes) are more vulnerable to nonpayment than obligations rated BB, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation. Pursuant to the issuance of the Senior Notes and related transactions, S&P raised the corporate credit rating on Trilogy LLC to ‘B’ from ‘B-’, and on the Senior Notes to ‘B’ from ‘CCC’ on the notes refinanced by the Senior Notes. S&P’s rating system does not imply any recommendation or endorsement of a specific security for investment purposes.

According to Fitch’s rating system, debt securities rated within the B- category (such as the B- rating for Trilogy LLC) are considered highly speculative and present a limited margin of safety and debt securities rated within the B/RR3 category (such as the B/RR3 rating for the Senior Notes) have good recovery rates should a default occur. Trilogy LLC’s ‘B-’ rating reflects the completion of the Arrangement and subsequent $199.3 million cash infusion that resolved immediate liquidity concerns. The terms investment grade and speculative grade are market conventions and do not imply any recommendation or endorsement of a specific security for investment purposes.

Trilogy LLC made payments to Moody’s, S&P, and Fitch in connection with the assignment of the ratings to the Senior Notes. In addition, Trilogy LLC has made payments in respect of certain other services provided to it by each of Moody’s and S&P during the last two years. See “Risk Factors—Risks Related to Indebtedness of the Company—Downgrades in the Company’s credit ratings could increase the Company’s cost of borrowing”.

MARKET FOR SECURITIES

The Company’s Common Shares are listed and posted for trading on the TSX under the symbol “TRL”. The following table sets forth the reported intraday high and low prices in C$ and the trading volume for the Common Shares as reported on the TSX for the 12 month period prior to the date of this prospectus.

Month	Monthly High Price (C$)	Monthly Low Price (C$)	Monthly Volume
August 2018	4.09	3.75	699,640
September 2018	4.24	3.75	200,150
October 2018	3.82	2.98	587,858
November 2018	3.32	1.22	4,438,804
December 2018	1.93	1.33	388,053
January 2019	1.95	1.58	224,044
February 2019	2.59	1.76	726,526
March 2019	2.49	2.00	389,040
April 2019	2.35	1.98	131,283
May 2019	3.17	1.95	2,765,816
June 2019	3.30	2.43	555,752
July 2019	3.23	2.55	116,973
August 1-27, 2019(1)	3.45	1.85	1,531,386

Notes:

(1)	From August 1, 2019 to August 27, 2019, the last trading day prior to the date of this prospectus.

The TIP Inc. Warrants trade on the TSX under the symbol “TRL.WT”. The following table sets forth the reported intraday high and low prices in C$ and the trading volume for the TIP Inc. Warrants as reported on the TSX for the 12 month period prior to the date of this prospectus. Warrants of TIP Inc. listed “N/A” for a particular month in the table below means that there was no trading activity on the TSX for TIP Inc. Warrants in that month, and, accordingly, no high or low price registered on the applicable exchange.

Month	Monthly High Price (C$)	Monthly Low Price (C$)	Monthly Volume
August 2018	0.08	0.04	1,247
September 2018	N/A	N/A	N/A
October 2018	0.03	0.03	4,649
November 2018	0.15	0.01	253,566
December 2018	0.01	0.01	241,500
January 2019	0.16	0.01	398,100
February 2019	0.09	0.03	67,250

Month	Monthly High Price (C$)	Monthly Low Price (C$)	Monthly Volume
March 2019	N/A	N/A	N/A
April 2019	0.06	0.04	77,100
May 2019	0.06	0.04	288,000
June 2019	0.06	0.05	34,000
July 2019	0.05	0.04	12,492
August 1-27, 2019(1)	0.03	0.03	23,000

Notes:

(1)	From August 1, 2019 to August 27, 2019, the last trading day prior to the date of this prospectus.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our share and loan capital, on a consolidated basis, since June 30, 2019, the date of the Company's most recent interim financial statements.

Information relating to any issuances of our Common Shares within the previous 12-month period will be provided as required in a prospectus supplement under the heading “Prior Sales”.

EARNINGS COVERAGE RATIO

If we offer debt securities having a term to maturity in excess of one year under this prospectus and any applicable prospectus supplement, the applicable prospectus supplement will include earnings coverage ratios giving effect to the issuance of such securities.

DESCRIPTION OF SHARE CAPITAL

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares and the Special Voting Share. The Company is authorized to issue an unlimited number of Common Shares and one Special Voting Share. As of the date of this prospectus, there are 58,265,820 Common Shares and one Special Voting Share issued and outstanding, 13,402,685 Common Shares issuable on exercise of the outstanding TIP Inc. Warrants, 2,438,527 Common Shares issuable upon the vesting of restricted share units, 158,914 Common Shares issuable upon the vesting of deferred share units and 26,663,383 Common Shares issuable upon the conversion of the Trilogy LLC Class C Units, including 96,065 unvested Trilogy LLC Class C Units.

Common Shares of the Company

Subject to the provisions described below under the heading “Rights and Restrictions in Connection with a Proposed Sale Transaction”, the following special rights and restrictions are attached to the Common Shares.

Notice of Meeting and Voting Rights

The holders of Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and are entitled to one vote per Common Share. Except as provided in the BCBCA, by law or by stock exchange rules, the Special Voting Share and the Common Shares vote together as if they were a single class of shares.

Except as explicitly required by the BCBCA or by law, the holders of Common Shares are not entitled to vote separately as a class on a proposal to amend the Articles to: (i) increase or decrease the maximum number of Common Shares that the Company is authorized to issue, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Common Shares; or (ii) create a new class of shares equal or superior to the Common Shares.

Dividend and Liquidation Entitlements

The holders of Common Shares are entitled to receive dividends and the Company shall pay dividends thereon, as and when declared by the Board, in their absolute discretion, in such amount and in such form as they may from time to time determine, and all dividends which the Company may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding. The Company has agreed in the Trilogy LLC Agreement not to make dividends or distributions on the Common Shares unless a corresponding dividend or distribution is made on an equitably equivalent basis to all holders of Trilogy LLC Class C Units. See “Description of Capital Structure – Special Voting Share of the Company – Dividends and Redemptions”.

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Company after satisfaction of all liabilities and obligations to creditors of the Company and after C$1.00 is distributed to the holder of the Special Voting Share.

Special Voting Share of the Company

Subject to the provisions described below under the heading “Rights and Restrictions in Connection with a Proposed Sale Transaction”, the following special rights and restrictions are attached to the Special Voting Share.

Notice and Voting Rights

Except as otherwise provided in the BCBCA, by law or by stock exchange rules, the Special Voting Share entitles the holder thereof to vote on all matters submitted to a vote of the holders of Common Shares at any shareholders meeting of the Company and to exercise the right to consent to any matter for which the written consent of the holders of Common Shares is sought.

Except as provided in the BCBCA, by law or by stock exchange rules, the Special Voting Share and the Common Shares vote together as if they were a single class of shares. Except as explicitly required by the BCBCA, the holder of the Special Voting Share is not entitled to vote separately as a class on a proposal to amend the Articles to: (i) increase or decrease the maximum number of Special Voting Shares that the Company is authorized to issue, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Special Voting Share; (ii) effect a cancellation of the Special Voting Share where it has been redeemed and cancelled in accordance with the Articles; or (iii) create a new class of shares equal or superior to the Special Voting Share.

The holder of the Special Voting Share is entitled to attend all shareholder meetings of the Company which the holders of Common Shares are entitled to attend, and is entitled to receive copies of all notices and other materials sent by the Company to its holders of Common Shares relating to such meetings and any consents sought from the holders of Common Shares.

Number of Votes

The holder of the Special Voting Share is entitled to that number of votes equal to the number of votes which would attach to the Common Shares receivable by the holders of Trilogy LLC Class C Units upon the redemption for Common Shares of all Trilogy LLC Class C Units outstanding from time to time, determined as of the record date for the determination of shareholders entitled to vote on the applicable matter or, if no record date is established, the date such vote is taken. To the extent that the holder of the Special Voting Share does not receive voting instructions from a holder of Trilogy LLC Class C Units, votes shall not be cast in respect of such holder.

Dividends and Redemption

The holder of the Special Voting Share is not entitled to receive dividends. The Company has agreed in the Trilogy LLC Agreement to not make dividends or distributions on the Common Shares unless a corresponding dividend or distribution is made on an equitably equivalent basis to all holders of Trilogy LLC Class C Units. In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holder of the Special Voting Share shall be entitled to receive C$1.00 after satisfaction of all liabilities and obligations to creditors of the Company but before the distribution of the remaining property and assets of the Company to the holders of the Common Shares. Upon payment of the amount so payable to it as provided above, the holder of the Special Voting Share shall not be entitled to share in any further distribution of the property or assets of the Company.

At such time as there are no Trilogy LLC Class C Units outstanding, the Special Voting Share shall automatically be redeemed and cancelled for C$1.00 to be paid to the holder thereof.

Rights and Restrictions in Connection with a Proposed Sale Transaction

Notwithstanding the special rights and restrictions attached to the Common Shares and the Special Voting Share described above and in addition to any other required approvals, if any Trilogy LLC Class C Units (as constituted on the close of business on February 7, 2017, the effective date of the Arrangement) would be issued and outstanding on the effective date of any proposed Sale Transaction, such proposed Sale Transaction would, unless approved by all of the Independent Directors of the Company (as defined in the Articles), be subject to the approval of the holders of Common Shares and the holder of the Special Voting Share, each voting as a separate class and each by a simple majority of votes cast.

A “Sale Transaction” means any transaction involving the sale, lease, exchange or other disposition (in one transaction or a series of related transactions, but other than a bona fide arm’s length lease financing or as collateral for a bona fide arm’s length debt financing or guarantee of either thereof and other than to a wholly-owned subsidiary entity) of assets (including securities) resulting in net proceeds having a value of in excess of US$100 million (as reasonably determined by the Board), other than in the ordinary course of business, by the Company or any of its direct or indirect subsidiary entities that would give rise to tax on the part of the Company or any wholly-owned subsidiary entity of the Company and result (as reasonably determined by the Board) in a greater than 5% discrepancy between the pre-tax cash that would be received (whether as a tax distribution or otherwise) by a holder of a single Trilogy LLC Class C Unit (as constituted on the close of business on February 7, 2017, the effective date of the Arrangement) and the pre-tax cash that would be received by a holder of a single Common Share (as constituted on the close of business on February 7, 2017), assuming that all of the after-tax net proceeds to be received by Trilogy LLC and the Company or any wholly owned subsidiary entity of the Company were fully distributed to the respective equity holders of Trilogy LLC and the Company.

Voting Trust Agreement

In connection with the Arrangement, the Company, Trilogy LLC and TSX Trust Company (the “Trustee”) entered into the Voting Trust Agreement (the “Voting Trust Agreement”). This summary of the Voting Trust Agreement is qualified in its entirety by reference to that agreement, which is available on TIP Inc.’s SEDAR profile at www.sedar.com and SEC profile at www.sec.gov.

Voting Rights with Respect to the Company

Except as otherwise provided by the Trilogy LLC Agreement, the Voting Trust Agreement or applicable law, the holders of Trilogy LLC Class C Units shall not directly be entitled to receive notice of or to attend any meeting of the holders of Common Shares (a “Company Meeting”) or to vote at any such meeting.

Voting Rights with Respect to TIP Inc.

Under the Voting Trust Agreement, the Company has issued one Special Voting Share to the Trustee for the benefit of the holders of Trilogy LLC Class C Units. The Special Voting Share will have the number of votes, which may be cast by the Trustee at any Company Meeting at which the holders of Common Shares are entitled to vote or in respect of any written consents sought from shareholders of the Company by the Company (other than in respect of any matter upon which only the Common Shares are entitled to vote as a separate class under applicable law), equal to the then outstanding number of Trilogy LLC Class C Units.

Each holder of a Trilogy LLC Class C Unit on the record date for any meeting or shareholder consent at which holders of Common Shares are entitled to vote will be entitled to instruct the Trustee to exercise the votes attached to the Special Voting Share for each Trilogy LLC Class C Unit held by the unitholder. The Trustee will exercise each vote attached to the Special Voting Share only as directed by the relevant holder of Trilogy LLC Class C Units and, in the absence of instructions from a holder of a Trilogy LLC Class C Units as to voting, will not exercise those votes.

Notwithstanding the foregoing, in the event that under applicable law any matter requires the approval of the holder of record of the Special Voting Share, voting separately as a class, but for greater certainty, excluding any matter upon which only the Common Shares are entitled to vote as a separate class under applicable law, the Trustee will, in respect of such vote, exercise all voting rights: (i) in favour of the relevant matter where the result of the vote of the Common Shares and the Special Voting Share, voting together as if they were a single class on such matter, would approve such matter; and (ii) against the relevant matter where the result of such combined vote would be against the relevant matter; provided that in the event of a vote on a proposal to amend the Articles to: (x) effect an exchange, reclassification or cancellation of the Special Voting Share, or (y) add, change or remove the rights, privileges, restrictions or conditions attached to the Special Voting Share, in either case, where the Special Voting Share is permitted or required by applicable law to vote separately as a single class, the Trustee will exercise all voting rights for or against such proposed amendment based on whether it has been instructed to cast a majority of the votes for or against such proposed amendment.

The Trustee will mail or cause to be mailed (or otherwise communicate) to the holders of Trilogy LLC Class C Units the notice of each meeting at which the holders of Common Shares are entitled to vote, together with the related materials and a statement as to the manner in which the holder may instruct the Trustee to exercise the votes attaching to the Special Voting Share, on the same day as the Company mails (or otherwise communicates) the notice and materials to the holders of Common Shares.

The Trustee will also send to the holders of Trilogy LLC Class C Units copies of proxy materials, all information statements, reports (including interim and annual financial statements) and other written communications sent by the Company to the holders of Common Shares at the same time as the materials are sent to the holders of Common Shares. The Trustee will also send to the holders of Trilogy LLC Class C Units all materials sent by third parties to the holders of Common Shares (if known to have been received by the Company) including dissident proxy and information circulars and tender and exchange offer circulars, as soon as reasonably practicable after the materials are delivered to the Trustee.

Statutory Rights

Wherever and to the extent that the BCBCA confers a prescribed statutory right on a holder of voting shares, the Company has agreed that the holders of Trilogy LLC Class C Units are entitled to the benefit of such statutory rights through the Trustee, as the holder of record of the Special Voting Share. The prescribed statutory rights set out in the voting trust agreement include the following rights provided for in the BCBCA:

(i)	to examine and obtain extracts of the records of the Company;
(ii)	to examine the list of shareholders;

(iii)

to require the Company to furnish a basic list setting out the names of the registered holders of shares of the Company, the number of shares of each class and series owned by each registered holder and the address of each of them, all as shown on the records of the Company;

(iv)	to examine and obtain extracts of the latest financial statements of each subsidiary of the Company;
(v)	to requisition a shareholders’ meeting;
(vi)	to apply to the court to bring an action in the name and on behalf of the Company or any of its subsidiaries; and
(vii)

to apply to the court to make an order to rectify any act or omission of the Company that is oppressive or unfairly prejudicial to or that unfairly disregards the interests the holders of Trilogy LLC Class C Units.

Upon the written request of a holder of Trilogy LLC Class C Units delivered to the Trustee, provided that certain conditions are satisfied, the Company and the Trustee are required to cooperate to facilitate the exercise of such statutory rights on behalf of such holder, such exercise of the statutory right to be treated, to the maximum extent possible, on the basis that such holder was the registered owner of the Common Shares receivable upon the redemption of the Trilogy LLC Class C Units owned of record by such holder.

Ownership and Voting Restrictions

The Articles also provide for an ownership restriction on the securities of the Company in order for the Company to comply with the Overseas Investment Act 2005 of New Zealand, or other similar laws.

The ownership restriction provides that, among other things, an overseas person, either alone or together with his, her or its associates (such person, collectively with his, her or its associates, an “Overseas Shareholder”), shall not: (i) acquire a 25% or more ownership or control interest in the Company; or (ii) increase an Overseas Shareholder’s existing 25% or more ownership or control interest in the Company; in each case without applying for and receiving consent from the New Zealand Overseas Investment Office (the foregoing prohibition is referred to as the “New Zealand Ownership Constraint”).

An “overseas person” is defined in the Overseas Investment Act 2005 and generally includes, among others, an individual who is neither a New Zealand citizen nor ordinarily resident in New Zealand or a body corporate that is incorporated outside New Zealand or is a 25% or more subsidiary of a body corporate incorporated outside of New Zealand. A “25% or more ownership or control interest” has the meaning set forth in the Overseas Investment Act 2005, which as of the date hereof means, with respect to any person:

(i)	a beneficial entitlement to, or a beneficial interest in, 25% or more of the Company’s securities;
(ii)	the power to control the composition of 25% or more of the board of directors; or
(iii)	the right to exercise or control the exercise of 25% or more of the voting power at meetings of the Company

In order to seek to enable compliance with the Overseas Investment Act 2005, if an Overseas Shareholder is in contravention of the ownership constraints set forth above (a “Contravening Shareholder”), the Company may refuse to: (i) accept any subscription for securities of the Company from the Contravening Shareholder; (ii) issue any securities of the Company to the Contravening Shareholder; (iii) register or otherwise recognize the transfer of any securities of the Company from any securityholder of the Company to the Contravening Shareholder; or (iv) purchase or otherwise acquire any securities of the Contravening Shareholder. In addition, the Company could remove voting rights attached to the securities of the Company unless a Contravening Shareholder remedies a breach of the New Zealand Ownership Constraint within a specified time after notice thereof (of not less than 30 days).

The directors of the Company may also indefinitely suspend all rights of the Contravening Shareholder to vote that would otherwise be attached to securities of the Company held by such Contravening Shareholder in excess of the New Zealand Ownership Constraint, subject to the Contravening Shareholder disposing of such securities of the Company or complying with the terms of the Overseas Investment Act 2005.

The ownership restrictions will not be binding on the Company and its shareholders upon the earlier of: (i) the repeal of the Overseas Investment Act 2005; and (ii) the date that the Company does not, directly or indirectly, hold a 25% or more ownership or control interest in 2degrees and no longer holds an overseas investment in significant business assets as defined in the Overseas Investment Act 2005. The ownership restrictions contained in the Articles are also subject to an exemption for underwriters (as defined in the Securities Act (British Columbia)) in the course of a distribution of securities of the Company.

Should the Company’s shares at any time be subject to any ownership and/or voting restrictions imposed by law in any other jurisdiction or jurisdictions, the Company, with the approval in writing of at least 75% of all of the directors of the Company, may elect to apply any or all of the ownership and voting restrictions contained in the Articles, with necessary changes, in order to seek to ensure compliance with such other law or laws. Any such election shall be promptly communicated to shareholders by way of a news release or otherwise as the Company sees fit.

DESCRIPTION OF WARRANTS

General

This section describes the general terms that will apply to any warrants for the purchase of Common Shares and/or other securities of the Company.

Unless the applicable prospectus supplement otherwise indicates, we may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. Warrants will be issued under one or more warrant indentures or warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent.

This summary of some of the provisions of the warrants is not complete. The statements made in this prospectus relating to any warrant agreement and warrants to be issued under this prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. You should refer to the warrant indenture or warrant agency agreement relating to the specific warrants being offered for the complete terms of the warrants. A copy of any warrant indenture or warrant agency agreement relating to an offering or warrants will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after we have entered into it.

The applicable prospectus supplement relating to any warrants that we offer will describe the particular terms of those warrants and include specific terms relating to the offering.

Original purchasers of warrants (if offered separately) will have a contractual right of rescission against us in respect of the exercise of such warrant. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities acquired upon exercise of the warrant, the total of the amount paid on original purchase of the warrant and the amount paid upon exercise, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the exercise takes place within 180 days of the date of the purchase of the warrant under the applicable prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the warrant under the applicable prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the security that was purchased under a prospectus, and therefore a further payment at the time of exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights, or consult with a legal advisor.

The particular terms of each issue of warrants will be described in the applicable prospectus supplement. This description will include, where applicable:

  the designation and aggregate number of warrants;
  the price at which the warrants will be offered;
  the currency or currencies in which the warrants will be offered;
  the date on which the right to exercise the warrants will commence and the date on which the right will expire;
  the number of Common Shares and/or other securities as may be purchased upon exercise of each warrant and the price at which and currency or currencies in which the Common Shares and/or other securities may be purchased upon exercise of each warrant;
  in the case of underlying securities other than Common Shares, the terms of such underlying securities;
  the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of shares and/or other securities that may be purchased, (ii) the exercise price per share and/or other security or (iii) the expiry of the warrants;
  whether we will issue fractional shares and/or other securities;
  whether we have applied to list the warrants or the underlying shares and/or other securities on a stock exchange;
  the designation and terms of any securities with which the warrants will be offered, if any, and the number of the warrants that will be offered with each security;
  the date or dates, if any, on or after which the warrants and the related securities will be transferable separately;
  whether the warrants will be subject to redemption and, if so, the terms of such redemption provisions;
  material U.S. and Canadian federal income tax consequences of owning the warrants; and
  any other material terms or conditions of the warrants.

Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

DESCRIPTION OF UNITS

The Company may issue units, which may consist of one or more Common Shares, warrants or any combination of securities as is specified in the relevant prospectus supplement. In addition, the relevant prospectus supplement relating to an offering of units will describe all material terms of any units offered, including, as applicable:

  the designation and aggregate number of units being offered;
  the price at which the units will be offered;
  the designation, number and terms of the securities comprising the units and any agreement governing the units;
  the date or dates, if any, on or after which the securities comprising the units will be transferable separately;
  whether the Company will apply to list the units on any exchange;
  material U.S. and Canadian income tax consequences of owning the units, including, how the purchase price paid for the units will be allocated among the Securities comprising the units; and
  any other material terms or conditions of the units.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

We may issue subscription receipts, which will entitle holders thereof to receive, upon satisfaction of certain release conditions and for no additional consideration, Common Shares, warrants or any combination of securities as is specified in the relevant prospectus supplement. Subscription receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Company and an escrow agent (the “Escrow Agent”) that will be named in the relevant prospectus supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any subscription receipts, one or more of such underwriters or agents may also be a party to the subscription agreement governing the subscription receipts sold to or through such underwriter or agent.

The following description sets forth certain general terms and provisions of subscription receipts that may be issued hereunder and is not intended to be complete. The statements made in this prospectus relating to any Subscription Receipt Agreement and subscription receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement. Prospective investors should refer to the Subscription Receipt Agreement relating to the specific subscription receipts being offered for the complete terms of the subscription receipts. We will file a copy of any Subscription Receipt Agreement relating to an offering of subscription receipts with the securities regulatory authorities in Canada and the United States after we have entered into it.

General

The applicable prospectus supplement and the Subscription Receipt Agreement for any subscription receipts that we may offer will describe the specific terms of the subscription receipts offered. This description may include, but may not be limited to, any of the following, if applicable:

  the designation and aggregate number of subscription receipts being offered;
  the price at which the subscription receipts will be offered;
  the designation, number and terms of the Common Shares, warrants or a combination of securities to be received by the holders of subscription receipts upon satisfaction of the release conditions, and any procedures that will result in the adjustment of those numbers;
  the conditions (the “Release Conditions”) that must be met in order for holders of subscription receipts to receive, for no additional consideration, the Common Shares, warrants or a combination of securities;
  the procedures for the issuance and delivery of the Common Shares, warrants or a combination of securities to holders of subscription receipts upon satisfaction of the Release Conditions;
  whether any payments will be made to holders of subscription receipts upon delivery of the Common Shares, warrants or a combination of securities upon satisfaction of the Release Conditions;
  the identity of the Escrow Agent;
  the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of subscription receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;
  the terms and conditions pursuant to which the Escrow Agent will hold Common Shares, warrants or a combination of securities pending satisfaction of the Release Conditions;
  the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;
  if the subscription receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the subscription receipts;
  procedures for the refund by the Escrow Agent to holders of subscription receipts of all or a portion of the subscription price of their subscription receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

  any contractual right of rescission to be granted to initial purchasers of subscription receipts in the event that this prospectus, the prospectus supplement under which subscription receipts are issued or any amendment hereto or thereto contains a misrepresentation;
  any entitlement of the Company to purchase the subscription receipts in the open market by private agreement or otherwise;
  whether the Company will issue the subscription receipts as global securities and, if so, the identity of the depository for the global securities;
  whether the Company will issue the subscription receipts as bearer securities, as registered securities or both;
  provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of the subscription receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, warrants or other securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;
  whether the Company will apply to list the subscription receipts on any exchange;
  material U.S. and Canadian federal income tax consequences of owning the subscription receipts; and
  any other material terms or conditions of the subscription receipts.

Original purchasers of subscription receipts will have a contractual right of rescission against us in respect of the conversion of the subscription receipt. The contractual right of rescission will entitle such original purchasers to receive, upon the surrender of the underlying securities gained upon conversion the total of the amount paid on original purchase of the subscription receipt upon conversion, if any, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion takes place within 180 days of the date of the purchase of the subscription receipt under the applicable prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the subscription receipt under the applicable prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the security that was purchased under a prospectus, and therefore a further payment at the time of conversion, if any, may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

The holders of subscription receipts will not be, and will not have the rights of, shareholders of the Company. Holders of subscription receipts are entitled only to receive Common Shares, warrants or a combination of securities on exchange of their subscription receipts, plus any cash payments, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the subscription receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the subscription receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of subscription receipts will receive a refund of all or a portion of the subscription price for their subscription receipts, plus their pro-rata entitlement to interest earned or income generated on such amount, if applicable, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement. Common shares, warrants or other securities may be held in escrow by the Escrow Agent and will be released to the holders of subscription receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the subscription receipts issued thereunder may be made by way of a resolution of holders of subscription receipts at a meeting of such holders or consent in writing from such holders. The number of holders of subscription receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

The Subscription Receipt Agreement will also specify that the Company may amend any Subscription Receipt Agreement and the subscription receipts, without the consent of the holders of the subscription receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holder of outstanding subscription receipts or as otherwise specified in the Subscription Receipt Agreement.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

The Company may issue share purchase contracts, representing contracts obligating holders to purchase from or sell to the Company, and obligating the Company to purchase from or sell to the holders, a specified number of Common Shares at a future date or dates, and including by way of instalment.

The price per Common Share and the number of Common Shares may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula or method set forth in the share purchase contracts. The Company may issue share purchase contracts in accordance with applicable laws and in such amounts and in as many distinct series as it may determine.

The share purchase contracts may be issued separately or as part of units consisting of a share purchase contract and beneficial interests in debt securities or debt obligations of third parties, securing the holders’ obligations to purchase the Common Shares under the share purchase contracts, which are referred to in this prospectus as share purchase units. The share purchase contracts may require the Company to make periodic payments to the holders of the share purchase units or vice versa, and these payments may be unsecured or unfunded and may be paid on a current or on a deferred basis. The share purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

Holders of share purchase contracts are not shareholders of the Company. The particular terms and provisions of share purchase contracts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the applicable prospectus supplement filed in respect of such share purchase contracts. This description will include, where applicable: (i) whether the share purchase contracts obligate the holder to purchase or sell, or both purchase and sell, Common Shares and the nature and amount of those securities, or the method of determining those amounts; (ii) whether the share purchase contracts are to be prepaid or not or paid in instalments; (iii) any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied; (iv) whether the share purchase contracts are to be settled by delivery, or by reference or linkage to the value or performance of Common Shares; (v) any acceleration, cancellation, termination or other provisions relating to the settlement of the share purchase contracts; (vi) the date or dates on which the sale or purchase must be made, if any; (vii) whether the share purchase contracts will be issued in fully registered or global form; (viii) the material income tax consequences of owning, holding and disposing of the share purchase contracts; and (ix) any other material terms and conditions of the share purchase contracts including, without limitation, transferability and adjustment terms and whether the share purchase contracts will be listed on a securities exchange or automated interdealer quotation system.

Original purchasers of share purchase contracts will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such share purchase contract. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under the applicable prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under the applicable prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the security that was purchased under a prospectus, and therefore a further payment at the time of exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights, or consult with a legal advisor.

The foregoing summary of certain of the principal provisions of the securities is a summary of anticipated terms and conditions only and is qualified in its entirety by the description in the applicable prospectus supplement under which any securities are being offered.

DESCRIPTION OF DEBT SECURITIES

In this description of debt securities section, “we”, “us”, “our”, or “Trilogy” refer to TIP Inc. but not to its subsidiaries.

This section describes the general terms that will apply to any debt securities issued pursuant to this prospectus. We may issue debt securities in one or more series under an indenture to be entered into between us and one or more trustees (or, if permitted by applicable law, we may issue debt securities under this prospectus without an indenture). The indenture will be subject to and, to the extent applicable, governed by the United States Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). A copy of the form of indenture will be filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part. The following description sets forth certain general terms and provisions of the debt securities and is not intended to be complete. For a more complete description, prospective investors should refer to the indenture and the terms of the debt securities. If debt securities are issued, we will describe in the applicable prospectus supplement the particular terms and provisions of any series of the debt securities and a description of how the general terms and provisions described below may apply to that series of the debt securities. Prospective investors should rely on information in the applicable prospectus supplement and not on the following information to the extent that the information in such prospectus supplement is different from the following information.

We may issue debt securities and incur additional indebtedness other than through the offering of debt securities pursuant to this prospectus.

General

The indenture will not limit the aggregate principal amount of debt securities that we may issue under the indenture and will not limit the amount of other indebtedness that we may incur. The indenture will provide that we may issue debt securities from time to time in one or more series and which may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be our unsecured obligations. The indenture will also permit us to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount.

The applicable prospectus supplement for any series of debt securities that we offer will describe the specific terms of the debt securities and may include, but is not limited to, any of the following:

  the title of the debt securities;
  the aggregate principal amount of the debt securities;
  the percentage of principal amount at which the debt securities will be issued;
  whether payment on the debt securities will be senior or subordinated to our other liabilities or obligations;
  whether the payment of the debt securities will be guaranteed by any other person;
  whether the payment of the debt securities will be secured by any assets of the Company or of any guarantor (if any);
  the date or dates, or the methods by which such dates will be determined or extended, on which we may issue the debt securities and the date or dates, or the methods by which such dates will be determined or extended, on which we will pay the principal and any premium on the debt securities and the portion (if less than the principal amount) of debt securities to be payable upon a declaration of acceleration of maturity;
  whether the debt securities will bear interest, the interest rate (whether fixed or variable) or the method of determining the interest rate, the date from which interest will accrue, the dates on which we will pay interest and the record dates for interest payments, or the methods by which such dates will be determined or extended;
  the place or places we will pay principal, premium, if any, and interest and the place or places where debt securities can be presented for registration of transfer or exchange;
  whether and under what circumstances we will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the debt securities, and whether and on what terms we will have the option to redeem the debt securities rather than pay the additional amounts;
  whether we will be obligated to redeem or repurchase the debt securities pursuant to any sinking or purchase fund or other provisions, or at the option of a holder and the terms and conditions of such redemption;
  whether we may redeem the debt securities at our option and the terms and conditions of any such redemption;
  the denominations in which we will issue any registered debt securities, if other than denominations of U.S.$1,000 and any multiple of U.S.$1,000 and, if other than denominations of U.S.$5,000, the denominations in which any unregistered debt security shall be issuable;
  whether we will make payments on the debt securities in a currency or currency unit other than U.S. dollars or by delivery of our Common Shares or other property;
  whether payments on the debt securities will be payable with reference to any index or formula;
  whether we will issue the debt securities as global securities and, if so, the identity of the depositary for the global securities;
  whether we will issue the debt securities as unregistered securities (with or without coupons), registered securities or both;
  the periods within which and the terms and conditions, if any, upon which we may redeem the debt securities prior to maturity and the price or prices of which and the currency or currency units in which the debt securities are payable;
  any changes or additions to events of default or covenants;
  the applicability of, and any changes or additions to, the provisions for defeasance described under “Defeasance” below;
  whether the holders of any series of debt securities have special rights if specified events occur;
  any mandatory or optional redemption or sinking fund or analogous provisions;
  the terms, if any, for any conversion or exchange of the debt securities for any other securities;
  rights, if any, on a change of control;
  provisions as to modification, amendment or variation of any rights or terms attaching to the debt securities; and
  any other terms, conditions, rights and preferences (or limitations on such rights and preferences) including covenants and events of default which apply solely to a particular series of the debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to the debt securities which do not apply to a particular series of the debt securities.

Unless stated otherwise in the applicable prospectus supplement, no holder of debt securities will have the right to require us to repurchase the debt securities and there will be no increase in the interest rate if we become involved in a highly leveraged transaction or we have a change of control.

We may issue debt securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these securities at a discount below their stated principal amount. We may also sell any of the debt securities for a foreign currency or currency unit, and payments on the debt securities may be payable in a foreign currency or currency unit. In any of these cases, we will describe certain Canadian federal and U.S. federal income tax consequences and other special considerations in the applicable prospectus supplement.

We may issue debt securities with terms different from those of debt securities previously issued and, without the consent of the holders thereof, we may reopen a previous issue of a series of debt securities and issue additional debt securities of such series (unless the reopening was restricted when such series was created).

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable prospectus supplement, our debt securities will be unsecured obligations and will rank equally with all of our other unsecured and unsubordinated debt from time to time outstanding and equally with other securities issued under the indenture. The debt securities will be structurally subordinated to indebtedness in respect of the Senior Notes, the New Zealand 2021 Senior Facilities Agreement, the Bolivian Syndicated Loan Agreement and the other Bolivian loans and all other existing and future liabilities, including trade payables, of our subsidiaries.

The Board may establish the extent and manner, if any, to which payment on or in respect of a series of debt securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.

Debt Securities in Global Form

The Depositary and Book-Entry

Unless otherwise specified in the applicable prospectus supplement, a series of the debt securities may be issued in whole or in part in global form as a “global security” and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for the debt securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of the debt securities to be represented by a global security will be described in the applicable prospectus supplement relating to such series. We anticipate that the provisions described in this section will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). Notwithstanding the foregoing, the laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the debt securities in definitive form and will not be considered the owners or holders thereof under the indenture.

Any payments of principal, premium, if any, and interest, if any, on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of us, the trustee or any paying agent for the debt securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

Discontinuance of Depositary’s Services

If a depositary for a global security representing a particular series of the debt securities is at any time unwilling or unable to continue as a depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of the debt securities in definitive form in exchange for a global security representing such series of the debt securities. If an event of default under the indenture has occurred and is continuing, debt securities in definitive form will be printed and delivered upon written request by the holder to the trustee. In addition, we may at any time and in our sole discretion determine not to have a series of the debt securities represented by a global security and, in such event, will issue a series of the debt securities in definitive form in exchange for all of the global securities representing that series of debt securities.

Debt Securities in Definitive Form

A series of the debt securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Registered securities will be issuable in denominations of U.S.$1,000 and integral multiples of U.S.$1,000 and unregistered securities will be issuable in denominations of U.S.$5,000 and integral multiples of U.S.$5,000 or, in each case, in such other denominations as may be set out in the terms of the debt securities of any particular series. Unless otherwise indicated in the applicable prospectus supplement, unregistered securities will have interest coupons attached.

Unless otherwise indicated in the applicable prospectus supplement, payment of principal, premium, if any, and interest, if any, on the debt securities (other than global securities) will be made at the office or agency of the trustee, or at our option we can pay principal, premium, if any, and interest, if any, by check mailed or delivered to the address of the person entitled at the address appearing in the security register of the trustee or electronic funds wire or other transmission to an account of the person entitled to receive payments. Unless otherwise indicated in the applicable prospectus supplement, payment of interest, if any, will be made to the persons in whose name the debt securities are registered at the close of business on the day or days specified by us.

At the option of the holder of debt securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount and tenor. If, but only if, provided in an applicable prospectus supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the indenture. Unless otherwise specified in an applicable prospectus supplement, unregistered securities will not be issued in exchange for registered securities.

The applicable prospectus supplement may indicate the places to register a transfer of the debt securities in definitive form. Except for certain restrictions set forth in the indenture, no service charge will be payable by the holder for any registration of transfer or exchange of the debt securities in definitive form, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to:

  issue, register the transfer of or exchange any series of the debt securities in definitive form during a period beginning at the opening of business 15 days before any selection of securities of that series of the debt securities to be redeemed and ending on the relevant redemption date if the debt securities for which such issuance, registration or exchange is requested may be among those selected for redemption;
  register the transfer of or exchange any registered security in definitive form, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;
  exchange any unregistered security called for redemption except to the extent that such unregistered security may be exchanged for a registered security of that series and like tenor; provided that such registered security will be simultaneously surrendered for redemption with written instructions for payment consistent with the provisions of the indenture; or
  issue, register the transfer of or exchange any of the debt securities in definitive form which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Events of Default

Unless otherwise specified in the applicable prospectus supplement relating to a particular series of debt securities, the following is a summary of events which will, with respect to any series of the debt securities, constitute an event of default under the indenture with respect to the debt securities of that series:

  we fail to pay principal of, or any premium on, any debt security of that series when it is due and payable;
  we fail to pay interest or any additional amounts payable on any debt security of that series when it becomes due and payable, and such default continues for 30 days;
  we fail to make any required sinking fund or analogous payment for that series of debt securities;
  we fail to comply with any of our other agreements in the indenture that affect or are applicable to the debt securities for 90 days after written notice by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the outstanding debt securities of any series affected thereby;
  certain events involving our bankruptcy, insolvency or reorganization; and
  any other event of default provided for in that series of debt securities.

A default under one series of debt securities will not necessarily be a default under another series. The trustee may withhold notice to the holders of the debt securities of any default, except in the payment of principal or premium, if any, or interest, if any, if in good faith it considers it in the interests of the holders to do so.

If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of that series, subject to any subordination provisions, may require us to repay immediately:

  the entire principal and interest of the debt securities of the series; or
  if the debt securities are discounted securities, that portion of the principal as is described in the applicable prospectus supplement.

If an event of default relates to events involving our bankruptcy, insolvency or reorganization, the principal of all debt securities will become immediately due and payable without any action by the trustee or any holder. Subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of the affected series (or of all series, as the case may be) can rescind this accelerated payment requirement. If debt securities are discounted securities, the applicable prospectus supplement will contain provisions relating to the acceleration of maturity of a portion of the principal amount of the discounted securities upon the occurrence or continuance of an event of default.

Other than its duties in case of a default, the trustee is not obligated to exercise any of the rights or powers that it will have under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in aggregate principal amount of any series of debt securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

We will be required to furnish to the trustee a statement annually as to our compliance with all conditions and covenants under the indenture and, if we are not in compliance, we must specify any defaults. We will also be required to notify the trustee as soon as practicable upon becoming aware of any event of default.

No holder of a debt security of any series will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

  the holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of the affected series;
  the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by an event of default have made a written request, and the holders have offered reasonable indemnity, to the trustee to institute a proceeding as trustee; and
  the trustee has failed to institute a proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of all series affected by an event of default a direction inconsistent with the request, within 60 days after their notice, request and offer of indemnity.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium, if any, or interest, if any, on such debt security on or after the applicable due date specified in such debt security.

Defeasance

When we use the term “defeasance”, we mean discharge from some or all of our obligations under the indenture. Unless otherwise specified in the applicable prospectus supplement, if we deposit with the trustee sufficient cash or government securities to pay the principal, premium, if any, interest, if any, and any other sums due to the stated maturity date or a redemption date of the debt securities of a series, then at our option:

  we will be discharged from the obligations with respect to the debt securities of that series; or
  we will no longer be under any obligation to comply with certain restrictive covenants under the indenture, and certain events of default will no longer apply to us.

If this happens, the holders of the debt securities of the affected series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and the replacement of lost, stolen or mutilated debt securities. These holders may look only to the deposited fund for payment on their debt securities.

To exercise our defeasance option, we must (among other things) deliver to the trustee:

  an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities of the affected series will not recognize a gain or loss for U.S. federal income tax purposes as a result of a defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;
  an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding debt securities of the affected series will not recognize income, or a gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of a defeasance and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had the defeasance not occurred; and
  a certificate of one of our officers and an opinion of counsel, each stating that all conditions precedent provided for relating to defeasance have been complied with.

If we are to be discharged from our obligations with respect to the debt securities, and not just from our covenants, the U.S. opinion must be based upon a ruling from or published by the United States Internal Revenue Service or a change in law to that effect.

In addition to the delivery of the opinions described above, the following conditions must be met before we may exercise our defeasance option:

  no event of default or event that, with the passing of time or the giving of notice, or both, would constitute an event of default shall have occurred and be continuing for the debt securities of the affected series;
  we are not an “insolvent person” within the meaning of applicable bankruptcy and insolvency legislation; and
  other customary conditions precedent are satisfied.

Modification and Waiver

Modifications and amendments of the indenture may be made by us and the trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of all series affected by the modification. However, without the consent of each holder affected, no modification may:

  change the stated maturity of the principal of, premium, if any, or any installment of interest, if any, on any debt security;
  reduce the principal, premium, if any, or rate of interest, if any, or any obligation to pay any additional amounts;
  reduce the amount of principal of a debt security payable upon acceleration of its maturity;
  change the place or currency of any payment;
  affect the holder’s right to require us to repurchase the debt securities at the holder’s option;
  impair the right of the holders to institute a suit to enforce their rights to payment;
  adversely affect any conversion or exchange right related to a series of debt securities;
  reduce the percentage of debt securities required to modify the indenture or to waive compliance with certain provisions of the indenture; or
  reduce the percentage in principal amount of outstanding debt securities necessary to take certain actions.

The holders of a majority in principal amount of outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as only that series is concerned, past defaults under the indenture and compliance by us with certain restrictive provisions of the indenture. However, these holders may not waive a default in any payment on any debt security or compliance with a provision that cannot be modified without the consent of each holder affected.

We may modify the indenture without the consent of the holders to:

  evidence our successor under the indenture;
  add covenants or surrender any right or power for the benefit of holders;
  add events of default;
  provide for unregistered securities to become registered securities under the indenture and make other such changes to unregistered securities that in each case do not materially and adversely affect the interests of holders of outstanding securities;
  establish the forms of the debt securities;
  appoint a successor trustee under the indenture;
  add provisions to permit or facilitate the defeasance or discharge of the debt securities as long as there is no material adverse effect on the holders;
  cure any ambiguity, correct or supplement any defective or inconsistent provision, make any other provisions in each case that would not materially and adversely affect the interests of holders of outstanding securities and related coupons, if any;
  comply with any applicable laws of the United States and Canada in order to effect and maintain the qualification of the indenture under the Trust Indenture Act; or
  change or eliminate any provisions where such change takes effect when there are no securities outstanding under the indenture.

Governing Law

The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

The Trustee

The trustee under the indenture or its affiliates may provide banking and other services to us in the ordinary course of their business.

The trustee will be subject to certain limitations on its rights, as long as it or any of its affiliates remains our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. If the trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the debt securities, the trustee must eliminate the conflict or resign.

Resignation of Trustee

The trustee may resign or be removed with respect to one or more series of the debt securities and a successor trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as trustee with respect to different series of debt securities, each such trustee shall be a trustee of a trust under the indenture separate and apart from the trust administered by any other such trustee, and any action described herein to be taken by the “trustee” may then be taken by each such trustee with respect to, and only with respect to, the one or more series of debt securities for which it is trustee.

Consent to Service

In connection with the indenture, we will designate and appoint an authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the indenture or the debt securities that may be instituted in any U.S. federal or New York state court located in the Borough of Manhattan, in the City of New York, or brought by the trustee (whether in its individual capacity or in its capacity as trustee under the indenture), and will irrevocably submit to the non-exclusive jurisdiction of such courts.

Enforceability of Judgments

Since all or substantially all of our assets, as well as the assets of some of our directors and officers, are outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on the debt securities, may not be collectible within the United States.

We have been advised that the laws of the Province of British Columbia and the federal laws of Canada applicable therein permit an action to be brought against us in a court of competent jurisdiction in the Province of British Columbia on any final and conclusive judgment in personam of any federal or state court located in the State of New York, or a “New York Court”, which is subsisting and unsatisfied for a sum certain with respect to the enforcement of the indenture and the debt securities that is not impeachable as void or voidable under the internal laws of the State of New York if: (1) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of British Columbia (and submission by us in the indenture to the jurisdiction of the New York Court will be sufficient for that purpose); (2) proper service of process in respect of the proceedings in which such judgment was obtained was made in accordance with New York law; (3) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with general principles of equity and public policy, as such terms are understood under the laws of the Province of British Columbia, the federal laws of Canada or contrary to any order or judgment made by the Attorney General of Canada and under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada); (4) the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors’ rights, including bankruptcy, reorganization, winding-up, moratorium and similar laws, and does not constitute, directly or indirectly, the enforcement of foreign laws which a court in the Province of British Columbia would characterize as revenue, expropriatory or penal laws; (5) in an action to enforce a default judgment, the judgment does not contain a manifest error on its face; (6) the action to enforce such judgment is commenced within the appropriate limitation period and is commenced and maintained in accordance with the procedural requirements of the laws of the Province of British Columbia; (7) interest payable on the debt securities is not characterized by a court in the Province of British Columbia as interest payable at a criminal rate within the meaning of Section 347 of the Criminal Code (Canada); (8) any interest accruing on the judgment is calculated in accordance with the Court Order Interest Act (British Columbia); and (9) the judgment does not conflict with another final and conclusive judgment in the same cause of action; except that a court in the Province of British Columbia may stay an action to enforce a foreign judgment if an appeal of a judgment is pending or time for appeal has not expired; and except that any court in the Province of British Columbia may give judgment only in Canadian dollars.

We have been advised that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of U.S. courts, of civil liabilities predicated solely upon the U.S. federal securities laws.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of our securities offered thereunder. The applicable prospectus supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of our securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the Code) including, to the extent applicable, such consequences relating to debt securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items.

SELLING SECURITYHOLDERS

Our Common Shares may be sold under this prospectus by way of a secondary offering by or for the account of certain of our securityholders. The prospectus supplement that we will file in connection with any offering of our Common Shares by selling securityholders will include the following information:

  the names of the selling securityholders;

  the number or amount of our Common Shares owned, controlled or directed by each selling securityholder;

  the number or amount of our Common Shares being distributed for the account of each selling securityholder;

  the number or amount of securities to be owned by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding securities; and

  whether our Common Shares are owned by the selling securityholders both of record and beneficially, of record only or beneficially only.

PLAN OF DISTRIBUTION

New Issue

We may issue our securities offered by this prospectus for cash or other consideration (i) to or through underwriters, dealers, placement agents or other intermediaries, (ii) directly to one or more purchasers or (iii) in connection with acquisitions of assets or shares or another entity or company.

Each prospectus supplement with respect to our securities being offered will set forth the terms of the offering, including:

  the terms of the securities to which the prospectus supplement relates, including the type of security being offered;

  the name or names of any underwriters, dealers or other placement agents;

  the number and the purchase price of, and form of consideration for, our securities;

  any proceeds to us; and

  any commissions, fees, discounts and other items constituting underwriters’, dealers’ or agents’ compensation.

Our securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices, including sales in transactions that are deemed to be “at the market distributions” as defined in National Instrument 44-102 - Shelf Distributions, including sales made directly on the TSX or other existing trading markets for the securities. The prices at which the securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the securities at the initial offering price fixed in the applicable prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the securities is less than the gross proceeds paid by the underwriters to the Company.

Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with our securities offered by that prospectus supplement.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of our securities may be entitled to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act and applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

No underwriter or dealer involved in an “at the market distribution” as defined under applicable Canadian securities legislation, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer has over-allotted, or will over allot, our securities in connection with an offering of our securities or effect any other transactions that are intended to stabilize the market price of our securities.

In connection with any offering of our securities, other than an “at the market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of our securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Secondary Offering

This prospectus may also, from time to time, relate to the offering of our Common Shares by certain selling securityholders.

The selling securityholders may sell all or a portion of our Common Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If our Common Shares are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. Our Common Shares may be sold by the selling securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, as follows:

  on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

  in the over-the-counter market;

  in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

  through the writing of options, whether such options are listed on an options exchange or otherwise;

  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  an exchange distribution in accordance with the rules of the applicable exchange;

  privately negotiated transactions;

  short sales;

  sales pursuant to Rule 144 under the U.S. Securities Act;

  broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

  a combination of any such methods of sale; and

  any other method permitted pursuant to applicable law.

If the selling securityholders effect such transactions by selling our Common Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of our Common Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of our Common Shares or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of our Common Shares in the course of hedging in positions they assume. The selling securityholders may also sell our Common Shares short and deliver our Common Shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling securityholders may also loan or pledge our Common Shares to broker-dealers that in turn may sell such shares.

The selling securityholders may pledge or grant a security interest in some or all of the Common Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell our Common Shares from time to time pursuant to this prospectus or any supplement to this prospectus filed under General Instruction II.L. of Form F-10 under the U.S. Securities Act, amending, if necessary, the list of selling securityholders to include, pursuant to a prospectus amendment or prospectus supplement, the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer and donate our Common Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling securityholders and any broker-dealer participating in the distribution of our Common Shares may be deemed to be “underwriters” within the meaning of the U.S. Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the U.S. Securities Act. At the time a particular offering of our Common Shares is made, a prospectus supplement, if required, will be distributed which will identify the selling securityholders and provide the other information set forth under “Selling Securityholders”, set forth the aggregate amount of our Common Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, our Common Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states our Common Shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any securityholder will sell any or all of our Common Shares registered pursuant to the registration statement, of which this prospectus forms a part.

The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of Canadian securities legislation and the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M under the Exchange Act, which may limit the timing of purchases and sales of any of our Common Shares by the selling securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of our Common Shares to engage in market-making activities with respect to our Common Shares. All of the foregoing may affect the marketability of our Common Shares and the ability of any person or entity to engage in market-making activities with respect to our Common Shares.

Once sold under the shelf registration statement, of which this prospectus forms a part, our Common Shares will be freely tradable in the hands of persons other than our affiliates.

EXPERTS

The audited financial statements of the Company incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

INTERESTS OF EXPERTS

Grant Thornton LLP is the auditor of the Company and is independent of the Company within the meaning of the AICPA Code of Professional Conduct and within the meaning of PCAOB Rule 3520, Auditor Independence.

LEGAL MATTERS

Certain legal matters related to our securities offered by this prospectus will be passed upon on our behalf by Blake, Cassels & Graydon LLP, with respect to matters of Canadian law, and Friedman Kaplan Seiler & Adelman LLP and Jones Day, with respect to matters of U.S. law. As of the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP beneficially own, directly or indirectly, less than one per cent of the outstanding Common Shares and Trilogy LLC Class C Units, certain partners and counsel of Friedman Kaplan Seiler & Adelman LLP own, directly or indirectly, approximately 2.06 per cent of the outstanding Trilogy LLC Class C Units and own, directly or indirectly, less than one per cent of the outstanding Common Shares, and certain partners and counsel of Jones Day own, directly or indirectly, less than one per cent of the outstanding Common Shares and Trilogy LLC Class C Units.

AGENT FOR SERVICE OF PROCESS

Bradley J. Horwitz, CEO of the Company, Erik Mickels, Senior Vice President and Chief Financial Officer of the Company, as well as John W. Stanton, Theresa E. Gillespie and Mark Kroloff, directors of the Company, reside outside of Canada and have appointed the following agent for service of process in Canada:

Name of Person	Name and Address of Agent

Bradley J. Horwitz, Erik Mickels, John W. Stanton, Theresa E. Gillespie and Mark Kroloff	Blakes Vancouver Services Inc.,
c/o Blake, Cassels & Graydon LLP
595 Burrard Street, P.O. Box 49314
Suite 2600, Three Bentall Centre
Vancouver, British Columbia

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document we file with or furnish to the securities commissions and authorities of the provinces of Canada through SEDAR and any document we file with, or furnish to, the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the public reference rooms. Certain of our filings are also electronically available on EDGAR, and may be accessed at www.sec.gov.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company continued under the BCBCA. Some of our directors and officers are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a substantial portion of the Company’s assets are, located outside the United States. We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors and officers who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors and officers under the United States federal securities laws. We have been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Friedman Kaplan Seiler & Adelman LLP, 7 Times Square, 28th Floor, New York, NY 10036 as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of securities under this prospectus.